REG TECHNOLOGIES INC.

NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR

FOR

A SPECIAL MEETING OF SHAREHOLDERS
IN RESPECT OF AN ARRANGEMENT
INVOLVING
REG TECHNOLOGIES INC. AND MINEWEST SILVER AND GOLD INC.

DATED: OCTOBER 11, 2011

REG TECHNOLOGIES INC.
Suite 240 – 11780 Hammersmith Way
Richmond, British Columbia V7A 5E9
Tel. (604) 278-5996   Fax (604) 278-3409
Email: jr@ihiway.com

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that a special meeting (the “Meeting”) of shareholders (“Reg Shareholders”) of Reg Technologies Inc. ( the “Company”) will be held at Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia, on November 16, 2011, at Vancouver 11:00 a.m., local time, for the following purposes:

1.
To consider and, if thought advisable, pass, with or without variation, a special resolution to approve an arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “BCBCA”) which involves, among other things, the distribution to the Reg Shareholders of shares of Minewest Silver and Gold Inc., all as more fully set forth in the Information Circular dated October 4, 2011.

2.
To consider and, if thought advisable, pass, with or without variation, an ordinary resolution to the increase of the Company’s authorized common voting share capital from 50,000,000 common shares to an unlimited number of common shares, as more fully set forth in the Circular;

3.	To consider any permitted amendment to or variation of any matter identified in this Notice and transact such other business as may properly come before the Meeting or any adjournment thereof.

AND TAKE NOTICE that Reg Shareholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Reg Shares subject to strict compliance with the provisions of the Interim Order, Plan of Arrangement and sections 237 to 247 of the BCBCA. The dissent rights and procedures are described in Schedule D of the Information Circular. Failure to comply strictly with the requirements set forth in the Plan of Arrangement and sections 237 to 247 of the BCBCA may result in the loss of any right of dissent.

The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Also accompanying this Notice and Information Circular is a form of proxy. Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only Reg Shareholders of record at the close of business on October 4, 2011 will be entitled to receive notice of and vote at the Meeting.

Registered Reg Shareholders unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the proxy and in the Information Circular. If you are a non-registered Reg Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or the other intermediary. Failure to do so may result in your Reg Shares not being voted at the Meeting.

Dated at Vancouver, British Columbia, on October 11, 2011.

BY ORDER OF THE BOARD OF DIRECTORS
OF REG TECHNOLOGIES INC.

i

EFFECT OF ARRANGEMENT ON OUTSTANDING REG SHARE COMMITMENTS	22
RESALE OF NEW SHARES AND MINEWEST SHARES	22
EXPENSES OF ARRANGEMENT	24
INCOME TAX CONSIDERATIONS	24
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	24
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	28
RIGHTS OF DISSENT	36
DISSENTERS’ RIGHTS	36
RISK FACTORS	37
ECONOMICS OF DEVELOPING MINERAL PROPERTIES	37
SECURITIES OF MINEWEST AND DILUTION	37
TITLE MATTERS	38
COMPETITION	38
CONFLICTS OF INTEREST	38
NO HISTORY OF EARNINGS OR DIVIDENDS	38
POTENTIAL PROFITABILITY DEPENDS UPON FACTORS BEYOND THE CONTROL OF MINEWEST	38
ENVIRONMENTAL RISKS AND OTHER REGULATORY REQUIREMENTS	38
DEPENDENCY ON A SMALL NUMBER OF MANAGEMENT PERSONNEL	39
UNINSURABLE RISKS	39
FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS	39
CURRENCY FLUCTUATIONS	39
THE COMPANY AFTER THE ARRANGEMENT	39
NAME AND EXCHANGE LISTING	39
DIRECTORS AND OFFICERS	39
MINERAL ASSETS TO BE HELD BY THE COMPANY FOLLOWING THE ARRANGEMENT	39
DESCRIPTION OF SHARE CAPITAL	39
TRADING PRICE AND VOLUME	40
SELECTED AUDITED FINANCIAL INFORMATION OF THE COMPANY	40
THE COMPANY’S YEAR-END AUDITED FINANCIAL STATEMENTS	40
MINEWEST AFTER THE ARRANGEMENT	41
NAME AND INCORPORATION	41
GENERAL DEVELOPMENT OF MINEWEST’S BUSINESS	41
MINEWEST’S BUSINESS HISTORY	41
INTERCORPORATE RELATIONSHIPS	41
TRENDS	41
SELECTED FINANCIAL INFORMATION OF MINEWEST	41
BUSINESS OF MINEWEST	41
MINEWEST’S PROPERTY	42
AVAILABLE FUNDS	42
ADMINISTRATION EXPENSES	42
SHARE AND LOAN CAPITAL OF MINEWEST	43
PRIOR SALES/ISSUANCES OF SECURITIES OF MINEWEST	43
OPTIONS AND WARRANTS	43
PRINCIPAL SHAREHOLDERS OF MINEWEST	43
DIRECTORS AND OFFICERS OF MINEWEST	44
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	44
MINEWEST’S TRANSFER AGENT AND REGISTRAR	45
MINEWEST’S AUDITOR	45
MINEWEST’S MATERIAL CONTRACTS	45
PROMOTERS	45

ii

LEGAL PROCEEDINGS	45
ADDITIONAL INFORMATION	46
EXPERTS	46
DIRECTORS’ APPROVAL	4

CONSENT OF AUDITOR
SCHEDULE A:	FORM OF RESOLUTIONS
SCHEDULE B:	THE ARRANGEMENT AGREEMENT
SCHEDULE C:	THE INTERIM ORDER
SCHEDULE D:	DISSENT PROCEDURES
SCHEDULE E:	AUDITED FINANCIAL STATEMENTS OF MINEWEST SILVER AND GOLD INC. FOR THE PERIOD ENDED APRIL 30, 2011 AND FOR THE TWO MONTHS ENDED JUNE 30, 2011 (UNAUDITED)
SCHEDULE F:	AUDITED FINANCIAL STATEMENTS OF REG TECHNOLOGIES INC. FOR THE YEARS ENDED APRIL 30, 2010 AND 2011

SCHEDULE G:	SUMMARY AND EXTRACT FROM REPORT, DATED FEBRUARY 4, 2011 BY PAUL D. GRAY, GEOLOGIAL CONSULTANTS

SCHEDULE H:	NOTICE OF HEARING OF PETITION FOR FINAL ORDER

iii

REG TECHNOLOGIES INC.
Suite 240 – 11780 Hammersmith Way
Richmond, British Columbia V7A 5E9
Tel. (604) 278-5996   Fax (604) 278-3409
Email: jr@ihiway.com

INFORMATION CIRCULAR
For the Special Meeting to be held on November 16, 2011

This Circular is furnished in connection with the solicitation of proxies by the management of Reg Technologies Inc. (the “Company”) for use at the Special Meeting to be held on November 16, 2011.

(Capitalized terms in this part of the Circular have the meanings set out in the Glossary of Terms in the Circular.)

NOTICE TO UNITED STATES SHAREHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR.   ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Minewest Shares to be distributed under the Arrangement have not been registered under the U.S. Securities Act, and are being distributed in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under “The Arrangement – Resale of New Shares and Minewest Shares” in this Circular. The solicitation of proxies is not subject to the requirements of Section 14(a) of the “U.S. Exchange Act”. Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Likewise, information concerning the properties and operations of the Company, including those that have been transferred to Minewest as part of the Arrangement, has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Circular are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”), under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000, as amended.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 of the SEC. As such, certain information contained in this Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and there is great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of an “Inferred Mineral Resource” exists, or is economically or legally mineable.

In addition, the definitions of Proven Mineral Reserves and Probable Mineral Reserves under CIM standards differ in certain respects from the SEC standards.

Financial statements included or incorporated by reference herein have been prepared in accordance with generally accepted accounting principles and subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies. Reg Shareholders should be aware that the reorganization of the Company pursuant to the Plan of Arrangement as described herein may have tax consequences in both the United States and Canada. Such consequences for Reg Shareholders may not be described fully herein. See “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” and “Income Tax Considerations – Certain United States Federal Income Tax Considerations” in this Circular.

The enforcement by Reg Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company and Minewest are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country, and that all of the assets of the Company and Minewest are located outside the United States.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, the information presented in this Circular constitutes “forward-looking statements” or “information” (collectively “statements”) as such terms are used in the Private Securities Litigation Reform Act of 1995 and similar Canadian laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning Mineral Reserves and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Such forward-looking statements, including but not limited to those with respect to the price of metals, the timing and amount of estimated future mineralization and economic viability of properties, capital expenditures, costs and timing of exploration projects, permitting time lines, title to properties, the timing and possible outcome of pending exploration projects and other factors and events described in this Circular involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of each of the Company and Minewest to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others: the actual results of exploration activities; the estimation or realization of Mineral Reserves and Resources; variations in the underlying assumptions associated with conclusions of economic evaluations including the timing and amount of estimated future production, costs of production, capital expenditures, the failure of plant, equipment or processes to operate as anticipated; and possible variations in ore grade or recovery rates; costs and timing of the acquisition of and development of new deposits; availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares; significant and increasing competition for mineral properties; accidents, labour disputes and other risks of the mining industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, title disputes or claims limitations on insurance coverage and risks associated with international mineral exploration and development activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this Circular and in any documents incorporated into this Circular.

Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at October 11, 2011, except where otherwise noted.

No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company.

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Reg Shareholders are urged to consult their own professional advisers in connection therewith.

Descriptions in the body of this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are merely summaries of the terms of those documents. Reg Shareholders should refer to the full text of the Arrangement Agreement and Plan of Arrangement for complete details. The full text of the Arrangement Agreement is attached to the Circular as Schedule B and the Plan of Arrangement is Exhibit II to the Arrangement Agreement.

GLOSSARY OF TERMS

The following is a glossary of general terms and abbreviations used in this Circular:

“Arrangement” means the arrangement under the Arrangement Provisions pursuant to which the Company proposes to reorganize its business and assets, and which is set out in detail in the Plan of Arrangement;

“Arrangement   Agreement”   means  the  agreement   dated   as  of   January   15,   2011   between   the   Company  and   Minewest,  a  copy  of which is attached as Schedule B to this Circular, and any amendments or variations thereto;

“Arrangement Provisions” means Part 9, Division 5 of the BCBCA;

“Arrangement Resolution” means the special resolution to approve the Arrangement, the full text of which is set out in Schedule A to this Circular;

“Asset” means the  mineral property interest of the  Company,– being a 70% interest in the Silverknife Property located in the Liard Mining Division, British Columbia – a portion of which has been transferred to Minewest as part of the Arrangement;

“BCBCA” means the Business Corporations Act, S.B.C. 2002, c.57, as amended;

“Beneficial Shareholder” means a Reg Shareholder who is not a Registered Shareholder;

“Board” means the board of directors of the Company;

“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, B.C.;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“Capital Alteration Resolution” means the resolution to alter the Company’s authorized share capital to create an unlimited number of common shares;

“CNSX” means the Canadian National Stock Exchange;

“Circular” means this Management Information Circular;

“Company” means Reg Technologies Inc.;

“Computershare” means Computershare Investor Services Inc.;

“Court” means the Supreme Court of British Columbia;

“Dissenting Shareholder” means a Reg Shareholder who validly exercises rights of dissent under the Arrangement and who will be entitled to be paid fair value for its Reg Shares in accordance with the Interim Order and the Plan of Arrangement;

“Dissenting Shares” means the Reg Shares in respect of which Dissenting Shareholders have exercised a right of dissent;

“Distributable   Minewest   Shares”   means   the   Minewest   Shares   owned   by   the   Company   which   are   to   be   distributed   to   the   Reg Shareholders under the Arrangement on the basis of one Minewest Share for each seven Reg Shares held;

“Effective Date” means the date upon which the Arrangement becomes effective;

“Exchange” means the TSX Venture Exchange;

“Exchange Factor” means one-seventh (1/7);

“Final Order” means the final order of the Court approving the Arrangement;

“Interim Order” means the interim order of the Court providing advice and directions in connection with the  Arrangement and the Meeting;

“Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders;

“Listing Date” means the date the Minewest Shares are listed on the CNSX;

“Meeting” means the special meeting of the Reg Shareholders to be held on November 16, 2011 and any adjournments thereo;

“Minewest” means Minewest Silver and Gold Inc., a private company existing under the BCBCA;

“Minewest Shareholder” means a holder of Minewest Shares;

“Minewest   Shares”   means   the   issued   and   outstanding   common   shares   without   par   value   in   the   share   capital   of   Minewest   as constituted on the date of the Arrangement Agreement;

“New Shares” means the new class of common shares without par value which the Company will create pursuant to §3.1(c)(ii) of the Plan of Arrangement and which, immediately after the Effective Date, will be identical in every relevant respect to the Reg Shares;

“NI 43-101”    means    National    Instrument    43-101,    Standards    of    Disclosure    for    Mineral    Projects,    of    the    Canadian    Securities Administrators;

“Notice of Meeting” means the Notice of Special Meeting of the Reg Shareholders in respect of the Meeting;

“Plan of  Arrangement”  means the plan of arrangement  attached  as  Exhibit II to  the  Arrangement  Agreement  which  is  annexed as Schedule B to this Circular, and any amendments or variations thereto;

“Property Purchase Agreement” means the agreement dated August 5, 2010 between the Company and Minewest, which provided for the sale of a 45% interest in the Asset by the Company to Minewest in contemplation of and as part of the Arrangement;

“Proxy” means the form of proxy which accompanies this Circular;

“Qualified Person” or “QP” means an individual who is a “qualified person” within the meaning of National Instrument 43-101;

“Record Date” means October 4, 2011 and is the date for the determination of persons entitled to receive notice of the Meeting;

“Reg Class A Shares” means the renamed and redesignated Reg Shares described in §3.1(c)(i) of the Plan of Arrangement;

“Reg Class C Preferred Shares” means the Class “C” preferred shares without par value to be created and issued pursuant to §3.1(c)(iii) of the Plan of Arrangement;

“Reg Share Commitments” means 1,575,000 stock options and warrants outstanding, which are exercisable at prices between $0.14 and $0.40 per share on or before various dates running until October 21, 2015;

“Reg Shareholder” means a holder of Reg Shares;

“Reg Shares” means the common shares without par value in the authorized share structure of the Company, as constituted on the date of the Arrangement Agreement;

“Reg Stock Option Plan” means the incentive stock option plan of the Company;

“Reg Stock Options” means incentive stock options issued pursuant to the Reg Stock Option Plan which are outstanding on the effective Date;

“Registered Shareholder” means a registered holder of Reg Shares as recorded in the shareholder register of the Company maintained by Computershare;

“Registrar” means the Registrar of Companies under the BCBCA;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Share Distribution Record Date” means the close of business on the day that is four Business Days after the date of the Meeting or such other day as agreed to by the Company and Minewest, which date establishes the Reg Shareholders who will be entitled to receive Minewest Shares pursuant to the Plan of Arrangement;

“Silverknife Property” means the Silver Knife 1 and 2 mineral claims which are described in greater detail in Exhibit 1 to the Arrangement Agreement;

“Tax Act” means the Income Tax Act (Canada), as amended;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

GLOSSARY OF MINING TERMS

The following is a glossary of technical terms and abbreviations used in this Circular:

“alteration” means any change in the mineralogical composition of a rock that is brought about by physical or chemical means;

“breccia/brecciated” means a rock consisting of fragments of one or more rock types;

“calcite” means calcium carbonate (CaCO3) with hexagonal crystallization; a mineral found in limestone, chalk and marble;

“calc-silicate” means a metamorphic rock consisting mainly of calcium-bearing silicates formed by metamorphism of impure limestone or dolomite;

“carbonate” means a rock composed principally of calcium carbonate (CaCO3);

“cassiterite” means a tin oxide mineral (SnO2), a principal ore of tin;

“chalcopyrite” means copper-iron sulphide mineral (CuFeS2 ), a common copper ore;

“claim (mineral/mining)” means the area that confers mineral exploration/exploitation rights to the registered holder under the laws of the governing jurisdiction;

“clastic” means a sedimentary rock composed of fragments from pre-existing rock;

“chert” means a microcrystalline or cryptocrystalline sedimentary rock material composed of SiO2;

“concentrate” means the valuable fraction of an ore that is left while the worthless material is removed in processing;

“conductor” means an area of rock with very high electrical conductivity relative to the surrounding rocks. High conductivity in rock may be caused by a number of factors including the presence of sulphide minerals, graphite, clay minerals and water-filled fracture zones;

“diamond drilling/drillhole” means a method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit;

“diorite” means an igneous rock that is of a “salt and pepper” appearance and is composed primarily of sodium/calcium feldspar and mafic minerals with little or no quartz;

“dip” means the angle at which a stratum is inclined from the horizontal;

“disseminated/dissemination” means distribution of mineralization usually as small grains or blebs homogeneously throughout the host rock;

“drillhole collar” means the beginning point of a drillhole;

“fault” means a fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally;

“feasibility study” means a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production;

“feldspar” means a group of common sodium-potassium-calcium alumino silicate rock-forming minerals;

“felsic” means igneous rock composed principally of feldspar and quartz;

“fold” means a bend in strata or any planar structure;

“formation” means a body of rock identified by lithological characteristics and stratigraphic position;

“fracture” means breaks in rocks due to intensive folding or faulting;

“fragmental” means designation of rocks formed of the fragments of older rocks; clastic;

“galena” means a gray metallic mineral (PbS) that is a principal ore of lead;

“geology/geological” means the study of the Earth’s history and life, mainly as recorded in rocks;

“geophysics/geophysical” means the study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a drillhole;

“hectare” means a square of 100 meters on each side;

“host” means a rock or mineral that is older than rocks or minerals introduced into it;

“hydrothermal” means pertaining to heated water, particularly of magmatic origin associated with the formation of mineral deposits or the alteration of rocks;

“igneous” means a classification of rocks formed from the solidification from a molten state;

“inclusion” means any size fragment of another rock enclosed in an igneous rock;

“Indicated Mineral Resource”(1) means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;
____________________________
(1
Cautionary    Note    to    U.S.    Shareholders. While    the    terms    “Mineral    Resource”,    “Measured    Mineral    Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under SEC Industry Guide 7. As such, certain information contained in this Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Inferred Mineral Resource” have a great amount of uncertainty as to their existence and there is great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of an “Inferred Mineral Resource” exists, or is economically or legally mineable.

“induced  polarization”  means  the  geophysical  method  of  applying  an  electrical  charge  to  the  ground  and  measuring  the  electrical chargeability of the minerals in the rocks and the decay of the induced electrical charge to define the presence of sulphide  and other minerals;

“Inferred Mineral Resource”(1) means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“intrusive/intrusions” means an igneous rock that invades older rocks;

“km” means kilometre;

“limestone” means carbonate-rich sedimentary rock;

“m” means metre;

“mafic” means an igneous rock composed chiefly of dark iron and manganese silicate minerals;

“magma” means a naturally occurring molten rock material;

“magmatic” means pertaining to magma;

“Measured Mineral Resource”(1) means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“metamorphism” means a process whereby the composition of rock is adjusted by heat and pressure;

“Mineral Reserve”(2) means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined;

“Mineral Resource”(1) means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

“mineralization” means the concentration of metals and their chemical compounds within a body of rock;

“Net Smelter Return” or “NSR” is a term used to determine the net proceeds from the sale of ores, concentrates, ore or other minerals to a smelter, concentrator, refinery or other mineral processor, commonly less deductions for freight and transportation, insurance, penalties and deductions, processing fees, mineral and other taxes, and sales and marketing fees. The term is generally used to define royalty interests on production of minerals; Whereas, Net Profit (NPI) is a measure of the profitability of a venture after accounting for all costs.

“ore” means rock containing mineral(s) or metals that can be economically extracted to produce a profit;

“outcrop” means an exposure of bedrock at the surface;

“preliminary assessment” means a study that includes an economic analysis of the potential viability of mineral resources at an early stage of a project;

“pyrite/pyritization” means a common iron sulphide (FeS2) mineral;

“quartz” means a mineral composed of silicon dioxide (SiO2);

“quartzite” means a sedimentary rock composed primarily of detrital quartz grains;
____________________________
(2
The term “Mineral Reserve” is a Canadian mining term as defined in accordance with National Instrument 43-101 -Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards Under SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

“reconnaissance”  means  a  general  examination  or  survey  of  a  region  with  reference  to  its  main  features,  usually  preliminary   to  a more detailed survey;

“resistivity” means the measure of the resistance to applying an electrical current to a rock measured in induced polarization surveys;

“sediment” means solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form;

“sedimentary” means pertaining to or containing sediment or formed by its deposition;

“silica/silicified” means the mineral quartz comprised of silicon and oxygen and the addition of quartz or silica as an alteration of a pre-existing rock;

“skarn” means rocks composed mostly of lime-bearing silicates derived from limestones and dolomites into which large amounts of Si, Al, Mg and Fe have been introduced;

“soil sampling” means systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values;

“sphalerite” means a common zinc sulphide mineral (ZnS);

“stannite” means a copper, iron and tin sulphide mineral (Cu2FeSnS4) that is used as an ore of tin;

“staking/staked” is a term that applies in jurisdictions which require the applicant to place stakes, usually at four corners, on the ground to acquire a mineral claim;

“strike” means direction or trend of a geological structure;

“structure/structural” means pertaining to geological structure; i.e. folds, faults, shears, etc;

“sulphide” means a group of minerals in which one or more metals are found in combination with sulphur;

“tonne” means a metric unit of weight (1,000 kilograms) equivalent to 1.102 tons;

“ton” means 2,000 pounds;

“trenching” means the act of blasting or digging through overburden and/or outcrop to expose fresh rock for geological mapping and sampling;

“vein” means a thin sheet-like body deposited in a fissure or crack, commonly bearing quartz and other minerals; and

“volcanic” is a term descriptive of rocks and minerals originating from geological processes related to extrusive igneous activity.

SUMMARY

The following is a summary of the information contained elsewhere in this Circular, concerning a proposed reorganization of the Company by way of a statutory Plan of Arrangement. Certain capitalized words and terms used in this summary are defined in the preceding Glossary of Terms. This summary is qualified in its entirety by the more detailed information and financial statements appearing or referred to elsewhere in this Circular and the schedules attached hereto.

The Meeting

The Meeting will be held at Suite 1710 – 1177 West Hastings Street, Vancouver, B.C. on November 16, 2011 commencing at 11:00 a.m., Vancouver time. At the Meeting, the Reg Shareholders will be asked to consider and, if thought fit, to pass two items of extraordinary business, namely;

(a)  The Arrangement Resolution approving the Arrangement pursuant to Part 9, Division 5 of the BCBCA, among the Company, Minewest and the Reg Shareholders; and

(b) The Capital Alteration Resolution.

By passing the Arrangement Resolution, the Reg Shareholders will also be giving authority to the Board to use its best judgment to proceed with and cause the Company to complete the Arrangement without any requirement to seek or obtain any further approval of the Reg Shareholders.

The Arrangement

The Arrangement has been proposed to facilitate the formation of Minewest as an exploration company holding the Asset that is prospective for valuable mineralization. Pursuant to the Arrangement, a 45% interest in the Asset was acquired by Minewest from the Company in exchange for 8,000,000 Distributable Minewest Shares and $25,000.    Subsequent to the completion of the Arrangement,

Minewest will independently finance and explore the Asset and any other mineral properties it may acquire.

Pursuant to the Arrangement, the Company will distribute to the Reg Shareholders who hold Reg Shares on the Share Distribution Record Date their pro rata portion of Distributable Minewest Shares on the basis of one Minewest Share for each seven Reg Shares held.   The remaining Minewest Shares after the completion of the Arrangement will be retained by the Company.

Accordingly, each Reg Shareholder as of the Share Distribution Record Date, other than a Dissenting Shareholder, will, immediately after the Arrangement, hold one New Share in the capital of the Company and it’s pro rata share of the Distributable Minewest Shares. The New Shares will be identical in every respect to the present Reg Shares.   See “The Arrangement - Details of the Arrangement”.

Effect of the Arrangement on Reg Stock Options

The terms of the Reg Stock Options provide that upon the completion of the Arrangement, either or both of the number of Reg Shares that may be purchased thereunder, or the price at which Reg Shares may be purchased, will be adjusted as determined by the Board. The Board has determined that the exercise price of the Reg Stock Options that are outstanding on the Effective Date will be adjusted downward to reflect the value of the Minewest Shares that the holders of the Reg Stock Options would have received had they exercised their options before the Effective Date. Notice of any adjustment in the exercise price of the Reg Stock Options will be given to the holders within 30 days after the Effective Date.

Recommendation and Approval of Board of Directors

The directors of the Company have concluded that the terms of the Arrangement are fair and reasonable to, and in the best interests of, the Company and the Reg Shareholders. Accordingly, the Board has approved the Arrangement and authorized the submission of the Arrangement to the Reg Shareholders and the Court for approval. The Board recommends that the Reg Shareholders vote FOR the approval of the Arrangement. See “The Arrangement - Recommendation of Directors”.

Reasons for the Arrangement

The decision to proceed with the Arrangement was based on the following primary determinations:

1.
The Company’s core business is the development for commercialization of an improved axial vane type of rotary engine known as the Rand Cam TM/RadMaxTM rotary technology used in the revolutionary design of lightweight and high efficiency engines, compressors and pumps. Management has concluded that assigning the Asset to a separate company will allow the Company to focus on the advancement of its core business;

2.
The ownership by Minewest of the Asset is expected to improve the public market’s identification and valuation of the Asset. The separation of the Asset from the Company will allow investors and analysts to more accurately value the Company and Minewest on a stand-alone basis against similar mineral exploration companies and industry benchmarks, thereby enhancing the likelihood that both the Company and Minewest will achieve appropriate market recognition. This will allow the holders of New Shares and Minewest Shares to more fully realize value that the Board believes should be attributed to the two separate entities;

3.
The sale to Minewest of the Asset will facilitate separate fundraising, exploration and development strategies that will be required to move these mineral properties forward and, assuming favourable results, deliver a profit to the Company and the Minewest Shareholders;

4.
The distribution of Minewest Shares to the Reg Shareholders will give the Reg Shareholders a direct interest in a new exploration company which will pursue the exploration and development of the Asset, as well as the potential acquisition and exploration of other mineral properties.

5.
As a separate public mineral exploration company, Minewest will have direct access to public and private capital markets and will be able to issue debt and equity to fund exploration and development of the Asset and to finance the acquisition and exploration of new mineral properties without the Reg Shareholders having their interest in the Company diluted; and

6.	Management believes that having the Company’s core business and the Asset in separate companies will result in the marketplace having a better appreciation of their respective values.

See “The Arrangement - Reasons for the Arrangement”.

Conduct of Meeting and Shareholder Approval

The Interim Order provides that, in order for the Arrangement to proceed, the Arrangement Resolution must be passed, with or without variation, by at least 66 2/3 % of the eligible votes cast for the Arrangement Resolution by Reg Shareholders present in person or represented by proxy at the Meeting.    See “The Arrangement - Shareholder Approval”.

Passage of the Capital Alteration Resolution will require the favourable vote of the majority of the votes cast with respect to it.

Court Approval

The Arrangement requires the approval of the Court. Prior to the mailing of this Circular, the Company obtained the Interim Order authorizing the calling and holding of the Meeting and providing for certain other procedural matters. The Interim Order does not constitute approval of the Arrangement or the contents of this Circular by the Court.

The Notice of Hearing of Petition for the Final Order is attached to the Notice of Meeting. Legal counsel to the Company has advised that the Court in hearing the petition for the Final Order will consider, among other things, the fairness of the Arrangement to the Reg Shareholders, and that based on the Court’s approval of the Arrangement, the Company and Minewest will rely on an exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act for the issuance of the New Shares and Distributable Minewest Shares to Reg Shareholders based in the United States. Assuming approval of the Arrangement by the Reg Shareholders at the Meeting, a hearing for the Final Order will be held at 9:45 a.m. on November 18, 2011 at the Court House, 800 Smithe Street, Vancouver, BC. At this hearing, any Reg Shareholder or creditor of the Company who wishes to participate or to be represented or who wishes to present evidence or argument may do so, subject to filing an appearance and satisfying certain other requirements. See “The Arrangement - Court Approval of the Arrangement”.

Income Tax Considerations

Certain Canadian Federal income tax considerations for Reg Shareholders who participate in the Arrangement or who dissent from the Arrangement are set out in the summary herein entitled “Income Tax Considerations - Certain Canadian Federal Income Tax Considerations”, and certain United States Federal income tax considerations for Reg Shareholders who participate in the Arrangement or who dissent from the Arrangement are set out in the summary entitled “Income Tax Considerations - Certain U.S. Federal Income Tax Considerations”.

Reg Shareholders should carefully review the tax considerations applicable to them under the Arrangement and are urged to consult their own tax advisors in regard to their particular circumstances.

Right to Dissent

The Interim Order provides that Reg Shareholders will have the right to dissent from the Plan of Arrangement as provided in Sections 242 to 247 of the BCBCA. Any Reg Shareholder who dissents will be entitled to be paid in cash the fair value for the Reg Shares held so long as such Dissenting Shareholder (i) does not vote any of his Reg Shares in favour of the Arrangement Resolution, (ii) provides to the Company written objection to the Plan of Arrangement no later than 10:00 a.m. (Pacific Time) on the second Business Day prior to the Meeting, and (iii) otherwise complies with the requirements of the Plan of Arrangement and Sections 242 to 247 of the BCBCA. See “Rights of Dissent”.

Stock Exchange Listings

The Reg Shares are currently listed and traded on the Exchange and will continue to be listed following completion of the Arrangement. The closing of the Arrangement is conditional upon the CNSX approving the listing of the Minewest Shares.

Information Concerning the Company and Minewest After the Arrangement

Following completion of the Arrangement the Company will continue to carry on its business under the name Reg Technologies Inc. The Company’s common shares will continue to be listed on the Exchange. Each Reg Shareholder will continue to be a shareholder of the Company, with each currently held Reg Share representing one New Share in the capital of the Company, and each Reg Shareholder on the Share Distribution Record Date will receive its pro rata share of the Distributable Minewest Shares. See “The Company After the Arrangement” for a summary description of the Company, assuming completion of the Arrangement.

Following completion of the Arrangement, Minewest will be deemed to be a public company in Canada, the shareholders of which will initially be the Company and the RegShareholders as of the Share Distribution Record Date. Minewest will hold the Assets. Closing of the Arrangement is conditional upon the Minewest Shares being listed on the CNSX. See “Minewest After the Arrangement” for a description of the properties, corporate structure and business of Minewest, assuming completion of the Arrangement.

Selected Audited Financial Information for the Company

The following selected financial information for the Company is derived from its consolidated audited annual financial statements prepared as at April 30, 2011, which are attached to this Circular as Schedule F and which are available on SEDAR at www.sedar.com under the Company’s profile.

As of April 30, 2011
Cash	$88,684
Receivables	23,416
Prepaid expenses	81,052
Total assets:	$1,293,881

Current liabilities:	$380,000

Subscription received:	289,200
Total liabilities and shareholders' equity:	$1,293,881

Selected Audited Financial Information for Minewest

The following selected financial information for Minewest is derived from Minewest’s audited financial statements prepared as at April 30, 2011 attached to this Circular as Schedule E.

As of April 30, 2011
Assets
Cash	$80,581
Amounts receivable	2,217
Due from related parties and loans receivable from parent company	99,951
Mineral Property and equipment	233,903
Total assets	416,652

Liabilities
Accounts payable and accrued liabilities	9,070
Due to related parties	4,100
Total liabilities	13,170

Share capital	1,000,000
Subscriptions received	284,700
Deficit	(881,218)

Total shareholders' equity	403,482

Total liabilities and shareholders' equity:	416,652

Risk Factors

In considering whether to vote for the approval of the Arrangement, Reg Shareholders should be aware that there are various risks, including those described below and those described in this Circular. Reg Shareholders should carefully consider these risk factors, together with other information included in this Circular, before deciding whether to approve the Arrangement.

Minewest will not have, upon completion of the Arrangement, any producing mineral property. There is no assurance that commercial quantities of minerals will be discovered on the Silverknife Property nor is there any guarantee that Minewest’s exploration programs on its properties will yield positive results. Minewest has no sources of revenue and will fund its exploration activities from its working capital. Exploration, development and mining operations involve a high degree of risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. It will be necessary for Minewest to raise additional funds to carry out further exploration and development of its mineral properties and to enable Minewest to acquire additional mineral properties. Minewest may not be able to raise such funds on terms acceptable to it or at all and if it does, the holders of Minewest Shares will be diluted in their percentage share holding in Minewest. Minewest’s operations will be subject to regulatory and environmental control by, and require licenses, permits and approvals from, governmental bodies over which Minewest has no control.   See “Risk Factors”.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of Proxies will be primarily by mail, but Proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. Intermediaries will be arranged to forward the meeting materials to Beneficial Shareholders held of record by those Intermediaries and may be reimbursed for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying Proxy are the President and the Corporate Secretary of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.    However, if you do so, you must submit the proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote for, or against or withhold from voting, as the case may be, the Reg Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Reg shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Reg Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a Proxy may, except as stated above under “Appointment of Proxyholders”, do so by:

(a)
completing, dating and signing the enclosed Proxy and returning it to the Company’s transfer agent, Computershare, by fax at (604) 689-8144, or by mail or hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)
using a touch-tone phone to transmit voting choices to a toll free number as shown on the Proxy. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the Proxy access number; or

(c)
using the internet through the website of the Company’s transfer agent at www.webvote.pctc.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the Proxy access number; in all cases ensuring that the Proxy is received not later than 11:00 a.m., Vancouver local time, on Monday, November 14, 2011.

Beneficial Shareholders

The   following   information   is   of   significant   importance   to   shareholders   who   do   not   hold   Reg   Shares   in   their   own   name. Beneficial Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Reg Shares).

If Reg Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Reg Shares will not be registered in the shareholder’s name on the records of the Company. Reg Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Reg Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to the Beneficial Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.    Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.   Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non- Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare, as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

This Circular, with related material, is being sent to both Registered and Beneficial Shareholders. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your Reg Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary which holds your Reg Shares on your behalf.

Beneficial Shareholders who are OBOs should carefully follow the instructions of their Intermediary in order to ensure that their Reg Shares are voted at the Meeting.

The form of proxy, or voting instruction form (“VIF”), that will be supplied to Beneficial Shareholders by the Intermediaries will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote on behalf of the Beneficial Shareholder. Most Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. in the United States and Broadridge Financial Solutions Inc., Canada, in Canada (collectively, “BFS”). BFS mails a voting instruction form in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent Beneficial Shareholders at the Meeting. Beneficial Shareholders have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent them at the Meeting. To exercise this right, Beneficial Shareholders should insert the name of the desired representative in the blank space provided on the VIF. The completed VIF must then be returned to BFS by mail or facsimile or given to BFS by phone or over the internet, in accordance with BFS’s instructions. BFS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Reg Shares to be represented at the Meeting. If you receive a VIF from BFS, you cannot use it to vote Reg Shares directly at the Meeting. The VIF must be completed and returned to BFS, in accordance with its instructions, well in advance of the Meeting in order to have the Reg Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Reg Shares registered in the name of your Intermediary, you, or a person designated by you, may attend at the Meeting as proxyholder for your Intermediary and vote your Reg Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Reg Shares as proxyholder for your Intermediary, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the VIF provided to you and return the same to your Intermediary in accordance with the instructions provided by such Intermediary, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy that would enable you, or a person designated by you, to attend at the Meeting and vote your Reg Shares.

Revocation of Proxies
In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)
executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is

(a)
a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare , at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the Registered Shareholder’s Reg Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than as may be otherwise set out herein. Directors and Executive Officers of the Company will receive Distributable Minewest Shares based on the number of Reg Shares held by each of them, on the same Exchange Factor basis as all other Reg Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Record Date

The Board has fixed October 4, 2011 as the record date for determination of persons entitled to receive notice of the Meeting.

Only Reg Shareholders of record at 11:00 a.m., Vancouver local time, on Monday, November 14, 2011 who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Reg Shares voted at the Meeting.

Outstanding Reg Shares

The Company is authorized to issue up to 50,000,000 voting common shares without par value. As of October 11, 2011, there were 32,985,840 Reg Shares issued and outstanding, each carrying the right to one vote.

The Company is also authorized to issue 5,000,000 Class A non-voting common shares without par value, and 10,000,000 Preferred shares with a par value of Cdn. $1 each. There were no Class A non-voting shares or Preferred shares issued and outstanding as at October 4, 2011.

Principal Holders of Reg Shares

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular the following are persons or companies beneficially owning, directly or indirectly, or exercising control or direction over, Reg Shares carrying more than 10% of the voting rights attached to all outstanding Reg Shares:

Name and Municipality of Residence	Number of Common Shares	Percentage of Outstanding Common Shares
Susanne Robertson (1) Richmond, BC	5,067,728	15.36%
John Robertson (2) Richmond, BC	4,563,404	13.83%

(1) Susanne Robertson is a director of the Company and the spouse of John Robertson, the President of the Company. Of the shares held by Ms. Robertson, 4,427,753 common shares are registered in the name of SMR Investments Ltd., a private British Columbia company owned and controlled by Ms. Robertson and 639,975 common shares are held by her directly.

(2) John Robertson is a director and President of the Company. Of the shares held by Mr. Robertson, 1,118,530 common shares are registered in the name of Access Information Services, Inc., a private Washington corporation owned and controlled by the Robertson Family Trust, of which Mr. Robertson is one of the three trustees (Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust), 1,392,905 are registered in the name of JGR Petroleum, Inc., a private British Columbia corporation controlled by the Robertson Family Trust, 506,200 are registered in the name of Rainbow Networks Inc., a private British Columbia company controlled by Mr. Robertson, and 1,545,769 common shares are held by Mr. Robertson directly.

THE ARRANGEMENT

General

The Arrangement has been proposed in order to facilitate the separation of the Asset formerly held by the Company, which is prospective for valuable mineralization, from the other assets of the Company. Pursuant to the Arrangement, Minewest acquired a 45% interest in the Asset for aggregate consideration of $25,000 and 8,000,000 Minewest Shares issued to the Company. The Company will retain all of its other assets and business.

Pursuant to the Arrangement, the Company will distribute Minewest Shares to the Reg Shareholders who hold Reg Shares on the Share Distribution Record Date on the basis of one Minewest Share for each seven Reg Shares held.

Accordingly, each Reg Shareholder as of the Share Distribution Record Date, other than a Dissenting Shareholder, will, immediately after the Arrangement, hold the same number of Reg Shares as were held immediately prior to the Arrangement, as well as the Minewest Shares received pursuant to the Arrangement. Provided that where any Reg Shareholder would receive a number of Minewest Shares, less than 100, the Minewest Shares will not be distributed to the Reg Shareholder and, instead, the Reg Shareholder will be paid in cash at a price of $0.20 Cdn. Per Share.

See “Details of the Arrangement” and “Minewest After the Arrangement – Selected Financial Information of Minewest”.

Reasons for the Arrangement

The Board determined that the Company should sell its 45% interest in the Asset to Minewest. To this end, the Board approved a reorganization of the Company pursuant to the Arrangement as described in this Circular.

The Board is of the view that the Arrangement will benefit the Company and Reg Shareholders. This conclusion is based on the following primary determinations:

1.
The Company’s core business is the development for commercialization of an improved axial type of rotary engine known as the TM /RandTM rotary technology used in the revolutionary design of lightweight and high efficiency engines, compressors and pumps. Management has concluded that assigning the Asset to a separate company will allow the Company to focus on the advancement of its core business.

2.
The ownership of the Asset is expected to improve the public market’s identification and valuation of the Asset. The separation of the Asset from the Company will allow investors and analysts to more accurately value the Company and Minewest on a stand-alone basis against similar mineral exploration companies and industry benchmarks, thereby enhancing the likelihood that both the Company and Minewest will achieve appropriate market recognition. This will allow the holders of New Shares and Minewest Shares to more fully realize value that the Board believes should be attributed to the two separate entities;

3.
The sale to Minewest of the 45% interest in the Asset will facilitate separate fundraising and exploration and mining strategies that will be required to advance these properties and, assuming favourable results, deliver a profit to the Company and Minewest Shareholders;

4.
The distribution of Minewest Shares to Reg Shareholders will give Reg Shareholders a direct interest in a new exploration company, which will pursue the exploration and development of the Asset, as well as the potential acquisition and exploration of other mineral properties;

5.
As a separate public mineral exploration company, Minewest will have direct access to public and private capital markets and will be able to issue debt and equity to fund exploration and development of the Asset and to finance the acquisition and exploration of new mineral properties without Reg Shareholders having their interests in the Company diluted;

6.	Management believes that having the Company’s core business and the Asset in separate companies will result in the marketplace having a better appreciation of their respective values.

Recommendation of Directors

The Board has approved the Arrangement and authorized the submission of the Arrangement to the Reg Shareholders and the Court for approval. The Board has concluded that the Arrangement is in the best interests of the Company and Reg Shareholders, and recommends that Reg Shareholders vote FOR the Arrangement Resolution at the Meeting.

In reaching this conclusion, the Board considered the benefits to the Company and Reg Shareholders, as well as the financial position, opportunities and the outlook for the future potential and operating performance of the Company and Minewest.

Fairness of the Arrangement

The Arrangement was determined to be fair to Reg Shareholders by the Board based upon the following factors, among others:

1.
The procedures by which the Arrangement will be approved, including the requirement for two-thirds (2/3) shareholder approval and approval by the Court after a hearing at which fairness will be considered;

2.	The proposed listing of Minewest Shares on the CNSX and the continued listing of the New Shares on the Exchange;

3.
The opportunity for Reg Shareholders who are opposed to the Arrangement, upon compliance with certain conditions, to dissent from the approval of the Arrangement in accordance with the Interim Order, and to be paid fair value for their Reg Shares;

4.
Each Reg Shareholder on the Share Distribution Record Date will participate in the Arrangement on a pro rata basis and, upon completion of the Arrangement, will continue to hold the same pro rata interest that such Reg Shareholder held in the Company prior to completion of the Arrangement and that same pro rata interest in Minewest through its direct holdings of Minewest Shares and indirectly through the Company’s holding of Minewest Shares; and

5.
Other than the Minewest Shares which have all been acquired by the Company and 2,000,000 shares of Minewest issued to Rapitan Resources for a 25% interest in the Silverknife Property, no seed shares of Minewest have been issued. Therefore, neither the directors nor officers of the Company nor any new shareholders will be entitled to a proportion of Minewest Shares which exceeds the proportion available to other Reg Shareholders on the Share Distribution Record Date.

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is annexed as Schedule B to this Circular, and the Plan of Arrangement, which forms Exhibit II to the Arrangement Agreement. Each of these documents should be read carefully in its entirety.

Pursuant to the Plan of Arrangement, save and except for Dissenting Shares, the following principal steps have occurred or will occur and/or be deemed to occur in the following chronological order as part of the Arrangement:

(a)	the Company has transferred to Minewest the Asset in consideration for 8,000,000 Minewest Shares and $25,000;

(b)	the authorized share capital of the Company will be reorganized by:

	(i)	altering the identifying name of he Reg Shares to Class A Common Shares without par value (the “Reg Class A Shares”),

	(ii)	creating a class consisting of an unlimited number of common shares without par value (the “New Shares”),

(iii)
creating a class consisting of an unlimited number of Class C Preferred shares without par value having the rights and restrictions described in Appendix III to the Plan of Arrangement (the “Reg Class C Preferred Shares”);

(c)
each issued Reg Class A Share will be exchanged for one New Share and one Reg Class C Preferred Share and, subject to the exercise of a right of dissent, the holders of the Reg Class A Shares will be removed from the central securities register of the Company and will be added to that central securities register as the holders of the number of New Shares and Reg Class C Preferred Shares that they have received on the exchange;

(d)
all of the issued Reg Class A Shares will be cancelled with the appropriate entries being made in the central securities register of the Company and the aggregate paid-up capital (as that term is used for purposes of the Tax Act) of the Reg Class A Shares immediately prior to the Effective Date will be allocated between the New Shares and the Reg Class C Preferred Shares so that the aggregate paid-up capital of the Reg Class C Preferred Shares is, as far as possible, equal to the aggregate fair market value of the Distributable Minewest Shares as of the Effective Date, and each Reg Class C Preferred Share so issued will be issued by the Company at an issue price equal to such aggregate fair market value divided by the number of issued Reg Class C Preferred Shares, such aggregate fair market value of the Distributable Minewest Shares to be set and confirmed by resolution of the directors of the Company within a reasonable time after the Effective Date;

(e)
the Company will redeem the issued Reg Class C Preferred Shares for consideration consisting solely of Minewest Shares such that each holder of Reg Class C Preferred Shares will, subject to the rounding of fractions and the exercise of rights of dissent, receive that number of Minewest Shares that is equal to the number of Reg Class C Preferred Shares held by such holder multiplied by the Exchange Factor;

(f)
the name of each holder of Reg Class C Preferred Shares will be removed as such from the central securities register of the Company, and all of the issued Reg Class C Preferred Shares will be cancelled with the appropriate entries being made in the central securities register of the Company;

(g)
the Minewest Shares transferred to the holders of the Reg Class C Preferred Shares as described in §(f) will be registered in the names of the former holders of Reg Class C Preferred Shares and appropriate entries will be made in the central securities register of Minewest;

(h)
the Reg Class A Shares and the Reg Class C Preferred Shares, none of which will be allotted or issued once the steps referred to in §(d) and §(f) are completed, will be cancelled and the authorized share structure of the Company will be changed by eliminating the Reg Class A Shares and the Reg Class C Preferred Shares therefrom;

(i)	the Notice of Articles and Articles of the Company will be amended to reflect the changes to its authorized share structure made pursuant to this Plan of Arrangement; and

(j)
after the Effective Date, all Reg Share Commitments will be exercisable for New Shares at a price per share that is determined by the directors of the Company to be fair, taking into account the value of the Minewest Shares that the holders of the Reg Share Commitments would have received had they exercised their Reg Share Commitments before the Effective Date, such determination to be made within 30 days after the Effective Date.

In addition to the principal steps of the Arrangement occurring in the chronological order set out above, the time of the redemption of the Reg Class C Preferred Shares set out in step §(e) above will be deemed to occur immediately upon the listing of the Reg Class C Preferred Shares on the Exchange. Immediately after the time of redemption, the Reg Class C Preferred Shares will be delisted from the Exchange and the New Shares will be listed on the Exchange.

The effect of the Arrangement can be demonstrated by the diagrams on the following page:

CURRENT STATUS – before the implementation of the Arrangement

Reg Technologies Inc. Shareholders (owners of 32,985,840 Reg Shares)

FINAL STRUCTURE – after implementation of the Arrangement

Reg Shareholders
(32,985,840 shares issued)
Owners of 4,712,263(1)
Minewest Shares
Rapitan Resources
Owner of 2 million
shares of Minewest
Owners of 32,985,840
New Shares
Minewest Silver and Gold Inc.
- Listed on the CNSX
Reg Technologies Inc.
- Listed on the Exchange
Holder of
the Asset
Holder of:
- its core assets, cash on hand and:
- 3,287,737 Minewest Shares

(1)           Based on one Minewest Share being distributed for each seven Reg Shares held as of the Share Distribution Record Date.  As any Minewest Shares proposed to be issued that are less than 100 in number will not be issued and will instead be paid for in cash -the exact number of Minewest Shares that will be distributed to the Reg Shareholders cannot be calculated in advance.    Accordingly, the exact number of Minewest Shares which Reg will retain cannot be calculated at this date.

Authority of the Board

By passing the Arrangement Resolution, the Reg Shareholders will also be giving authority to the Board to use its best judgement to proceed with and cause the Company to complete the Arrangement without any requirement to seek or obtain any further approval of the Reg Shareholders.

The Arrangement Resolution also provides that the Plan of Arrangement may be amended by the Board before or after the Meeting without further notice to Reg Shareholders. The Board has no current intention to amend the Plan of Arrangement; however, it is possible that the Board may determine that it is appropriate that amendments be made.

Conditions to the Arrangement

The Arrangement Agreement provides that the Arrangement will be subject to the fulfilment of certain conditions, including the following:

1.	The Arrangement Agreement must be approved by the Reg Shareholders at the Meeting in the manner referred to under “Shareholder Approval”;

2.	The Arrangement must be approved by the Court in the manner referred to under “Court Approval of the Arrangement”;

3.
The Exchange must have conditionally accepted the Arrangement, including the listing of the Reg Class A Shares, the listing of the Reg Class C Preferred Shares, the delisting of the Reg Class C Preferred Shares, the delisting of the Reg Class A Shares, the listing of the New Shares all as of the Effective Date, subject to compliance with the requirements of the Exchange;

4.
All other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required, necessary or desirable for the completion of the Arrangement must have been obtained or received, each in form acceptable to the Company and Minewest;

5.	Notices of dissent must not have been delivered by Reg Shareholders holding greater than 3% of the outstanding Reg Shares;

6.	The Arrangement Agreement must not have been terminated; and

7.	The CNSX must have conditionally agreed to list the Minewest Shares.

If any of the conditions set out in the Arrangement Agreement are not fulfilled or performed, the Company may terminate the Arrangement Agreement, or in certain cases the Company may waive the condition in whole or in part. As soon as practicable after the fulfilment of the conditions contained in the Arrangement Agreement, the Board intends to cause a certified copy of the Final Order to be filed with the Registrar under the BCBCA, together with such other material as may be required by the Registrar, in order that the Arrangement will become effective.

Management of the Company believes that all material consents, orders, regulations, approvals or assurances required for the completion of the Arrangement will be obtained in the ordinary course upon application therefor.

Shareholder Approval

In order for the Arrangement to become effective, the Arrangement Resolution must be passed, with or without variation, by a special resolution of at least two-thirds (2/3) of the eligible votes cast in respect of the Arrangement Resolution by Reg Shareholders present in person or represented by Proxy at the Meeting and by the shareholders of Minewest.

Court Approval of the Arrangement

The Arrangement as structured requires the approval of the Court. Prior to the mailing of this Circular, the Company obtained the Interim Order authorizing the calling and holding of the Meeting and providing for certain other procedural matters. The Interim Order is attached as Schedule C to this Circular. The Notice of Hearing of Petition for the Final Order is attached to the Notice of Meeting.

Assuming approval of the Arrangement Resolution by the Reg Shareholders at the Meeting, the Notice of Hearing of Petition states that the hearing for the Final Order is scheduled to take place at 9:45 a.m., Vancouver time, on November 18, 2011 at the Court House, 800 Smithe Street, Vancouver, British Columbia, or on such other date and time as the Court may direct. At this hearing, any security holder or creditor of the Company who wishes to participate or to be represented or present evidence or argument may do so, subject to filing an appearance and satisfying certain other requirements.

Legal counsel to the Company has advised that the Court has broad discretion under the BCBCA when making orders in respect of arrangements and that the Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks appropriate. The Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the terms and conditions of the Arrangement to Reg Shareholders.

Proposed Timetable for Arrangement

The anticipated timetable for the completion of the Arrangement and the key dates proposed are as follows:

Special Meeting:	November 16, 2011
Final Court Approval:	November 18, 2011
Share Distribution Record Date:	To be determined
Effective Date:	To be determined
Mailing of Certificates for the Distributable Minewest Shares:	To be determined

Notice of the actual Share Distribution Record Date and Effective Date will be given to the Reg Shareholders by way of a press release. The Boards of the Company and Minewest will determine the exact Effective Date depending on when all the conditions to the completion of the Arrangement are satisfied.

Minewest Share Certificates and Certificates for New Shares

Pursuant to the Plan of Arrangement, the close of business on the fourth Business Day after the day of the Meeting has been established as the Share Distribution Record Date for purposes of determining Reg Shareholders who will be entitled to receive certificates representing their pro rata share of the Minewest Shares. After the Share Distribution Record Date, the share certificates representing, Reg Shares will be deemed to represent only New Shares with no right to receive Minewest Shares. As of the Share Distribution Record Date, the share certificates representing, Reg Shares, will be deemed under the Plan of Arrangement to represent New Shares and an entitlement to receive a pro rata share of the Minewest Shares in accordance with the terms of the Arrangement. As soon as practicable after the Effective Date, certificates representing the appropriate number of Minewest Shares will be sent to all Reg Shareholders of record at the close of business on the Share Distribution Record Date.

No new Reg Share certificates will be issued for the New Shares created under the Arrangement and therefore holders of Reg Shares must retain their certificates as evidence of their ownership of New Shares. Certificates representing Reg Shares will constitute good delivery in connection with the sale of New Shares completed through the facilities of the Exchange after the Effective Date.

Relationship Between the Company and Minewest after the Arrangement

On completion of the Arrangement, the Company will, based on information as at October 11, 2011, own 3,287,737 Minewest Shares (32.87%) of the issued and outstanding Minewest Shares. See “Minewest After the Arrangement – Principal Shareholders of Minewest” and “Minewest After the Arrangement – Directors and Officers of Minewest”.

Effect of Arrangement on Outstanding Reg Share Commitments

The terms of the Reg Stock Options provide that upon the completion of the Arrangement of the number of Reg Shares that may be purchased thereunder, or the price at which Reg Shares may be purchased, will be adjusted as determined by the Board. The Board has determined that the exercise price of the Reg Stock Options that are outstanding on the Effective Date will be adjusted downward to reflect the value of the Minewest Shares that the holders of the Reg Stock Options would have received had they exercised their Options before the Effective Date. Notice of any adjustment in the exercise price of the Reg Stock Options will be given to the holders of the Options within 30 days of the Effective Date.

Resale of New Shares and Minewest Shares

Exemption from Canadian Prospectus Requirements and Resale Restrictions

The distribution of New Shares and Minewest Shares pursuant to the Arrangement will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable provincial securities legislation in the provinces of Canada. Under applicable provincial securities laws, such New Shares and Minewest Shares may be resold in Canada without hold period restrictions if (i) the trade is not from the holdings of a person, company or combination of persons or companies holding a sufficient number of New Shares or Minewest Shares to affect materially the control of the Company or Minewest, respectively, (ii) no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade, (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade, (iv) the selling security holder is an insider or officer of the issuer, the selling security holder has no reasonable grounds to believe that the Company or Minewest, as applicable, is in default of securities legislation. In addition, existing hold periods on any Reg Shares in effect on the Effective Date, will be carried forward to the New Shares.

The foregoing discussion is only a general overview of the requirements of Canadian securities laws for the resale of the New Shares and Minewest Shares received upon completion of the Arrangement. All holders of Reg Shares are urged to consult with their own legal counsel to ensure that any resale of their New Shares or Minewest Shares complies with applicable securities legislation.

Application of United States Securities Laws

The New Shares and the Minewest Shares to be issued to the Reg Shareholders under the Arrangement have not been registered under the U.S. Securities Act, or under the securities laws of any state of the United States. Such securities will be issued in the United States in reliance on the registration exemption under section 3(a)(10) of the U.S. Securities Act and registration exemptions provided under the securities laws of each state of the United States in which Reg Shareholders reside, subject to certain notice requirements. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. The Court will be advised that the Court’s approval, if obtained, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act.

U.S. Resale Restrictions - Securities Issued to Reg Shareholders

The restrictions on resale imposed by the U.S. Securities Act on the New Shares and Distributable Minewest Shares will depend on whether the Minewest Shareholder will be an “affiliate” of the issuer of such securities after completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers or directors of an issuer, and persons who beneficially own 10% or more of the voting securities of an issuer, are considered to be the issuer’s “affiliates”. The resale rules applicable to Reg Shareholders resident in the United States are summarized below.

Generally, Reg Shareholders who will not be affiliates of the Company after the Arrangement and who were not affiliates of the Company within 90 days of the completion of the Arrangement or within 90 days of the resale transaction will be able to resell the New Shares issued to them upon closing of the Arrangement without restriction under the U.S. Securities Act. Similarly, Reg Shareholders who will not be affiliates of Minewest after the Arrangement and who were not affiliates of Minewest within 90 days of the completion of the Arrangement or within 90 days of the resale transaction, will be able to resell the Minewest Shares issued to them upon closing of the Arrangement without restriction under the U.S. Securities Act.

New Shares issued under the Arrangement to Reg Shareholders who will be affiliates of the Company after the Arrangement or within 90 days of the completion of the Arrangement or of the resale transaction, and Distributable Minewest Shares issued to Reg Shareholders who will be affiliates of Minewest after the Arrangement or within 90 days of the completion of the Arrangement or of the resale transaction, will be subject to resale restrictions under Rule 144. Generally, such affiliates will not be able resell their respective securities unless such securities are registered under the U.S. Securities Act, or an exemption from registration is available, such as the safe harbor contained in Rule 144 promulgated under the U.S. Securities Act.

In general, under Rule 144, an affiliate of the Company or Minewest, as the case may be, will be entitled to resell in the United States, during any three-month period, that number of securities that does not exceed one percent of the then-outstanding securities of such class, subject to certain restrictions contained in Rule 144 under the U.S. Securities Act as to manner of sale, notice requirements, aggregation rules and the availability of certain public information about the relevant issuer, provided that the Company or Minewest, as the case may be, was not, at any time in its corporate history, a “shell company”. For these purposes, a shell company is defined in Rule 144 to mean and issuer that has: (1) no or nominal operations; and (2) either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Neither the Company nor Minewest believes that it has been a shell company at any time.

Despite the resale restrictions applicable under Rule 144 to U.S. security holders who are affiliates of the Company or Minewest, certain affiliates will be able resell such securities in an “offshore transaction” in accordance with Regulation S under the U.S. Securities Act provided the conditions imposed by Rule 904 of Regulation S for offshore resale transactions are satisfied. An “offshore transaction” includes a transaction executed using the facilities of the Exchange, provided the offer of the securities is not made to a person in the United States and, to the knowledge of the seller or any person acting on the seller's behalf, the transaction has not been pre-arranged with a buyer in the United States.

Rule 904 of Regulation S will be available to permit the resale of the New Shares and Distributable Minewest Shares by an affiliate of the issuer of such securities if:

•	the security holder is an affiliate solely by virtue of his or her status as an officer or director of the issuer;
•	neither the security holder nor any person acting on the security holder’s behalf engages in “directed selling efforts” in the United States; and
•
no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.

“Directed selling efforts” means any activity undertaken for the purpose, or that could reasonably be expected to have the effect, of conditioning the market in the United States for any of the securities being offered in the resale transaction.

Securities sold in accordance with Rule 904 of Regulation S will cease to be “restricted securities” if the issuer qualifies as a “foreign issuer” as defined in Regulation S at the time of the resale transaction.

The offshore resale provisions of Rule 904 of Regulation S will not be available to permit the resale of the New Shares or Distributable Minewest Shares by a security holder who is an affiliate of the issuer of such securities as a consequence of being a major shareholder of that issuer. As described above, persons who beneficially own 10% or more of the voting securities of an issuer will generally be considered to be an affiliate of the issuer for the purposes of the U.S. Securities Act, and therefore disqualified from relying on Rule 904 of Regulation S to resell securities of the issuer.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the securities received upon completion of the Arrangement. All holders of securities received in connection with the Arrangement are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED   BY   THE   UNITED   STATES   SECURITIES   AND   EXCHANGE   COMMISSION   OR   SECURITIES

REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act. Likewise, information concerning the properties and operations of the Company and Minewest have been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies. In particular, the standards for preparing estimates of Mineral Reserves under Canadian disclosure requirements differ from the requirements of the SEC, and the policies of the SEC normally do not permit disclosure concerning “Mineral Resources” to be included in documents filed with the SEC. See “Notice to United States Shareholders” and “Glossary of Mining Terms”.

Financial statements included herein have been prepared in accordance with generally accepted accounting principles and subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies. Reg Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. See “Income Tax Considerations – Certain U.S. Federal Income Tax Considerations” for certain information concerning United States tax consequences of the Arrangement for investors who are resident in, or citizens of, the United States.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company and Minewest are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and Minewest and said persons may be located outside the United States.

Expenses of Arrangement

Pursuant to the Arrangement Agreement, the costs relating to the Arrangement, including without limitation, financial, advisory, accounting, and legal fees will be borne by the party incurring them. The costs of the Arrangement to the Effective Date will be borne by the Company.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations General

The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of the Plan of Arrangement to holders of Reg Shares who are individuals (other than trusts) and who, for purposes of the Tax Act and at all relevant times, deal at arms’ length with Reg and Minewest, and hold their Reg Shares, Reg Class A Shares, New Shares, Reg Class C Preferred Shares and Minewest Shares as capital property. Individuals who meet all such requirements are referred to as “Holder” or “Holders” herein, and this summary only addresses such Holders. This summary does not address income tax considerations applicable to holders of Reg Warrants or Reg Stock Options, or Holders who have acquired Reg Shares on exercise of Reg Stock Options, and all such holders are advised to consult with their own tax advisors in this regard.

In connection with the Plan of Arrangement, the Company has transferred the Assets to Minewest, and will transfer Minewest Shares to the Reg Shareholders on the Share Redemption (as defined below). The Company will, for purposes of the Tax Act, realize proceeds of disposition and related tax consequences in this regard and in respect of the Plan of Arrangement, and these are not discussed in this summary.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all proposals to amend the Tax Act or the regulations publicly announced by the federal Minister of Finance prior to the date hereof, and our understanding of the current administrative practice of the Canada Revenue Agency (“CRA”). It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change to the Tax Act or other applicable law or policy, although no assurance can be given in these respects. For purposes of this summary, it has also been assumed that (i) the Reg Shares will remain listed on the Exchange as of the time of the redesignation of Reg Shares as Reg Class A Shares (the “Redesignation”) and the Reg Class A Shares will remain listed on the Exchange as of the time of the exchange of Reg Class A Shares for New Shares and Reg Class C Preferred Shares (the “Share Exchange”), (ii) the Minewest Shares will be listed on the CNSX upon issuance and remain listed, (iii) the shares disposed of by dissenters will be listed as of the time such shares are disposed of and acquired by the Company, and (iv) the Reg Class C Preferred Shares will be listed on the Exchange as of the time of the Share Exchange and the time of the redemption of the Class C Preferred Shares (the “Share Redemption”). No income tax ruling or legal opinion has been sought or obtained in respect of any of the assumptions referenced above or elsewhere in this summary, no assurance in this regard is provided, and the discussion below is qualified accordingly.

This summary is not exhaustive of all Canadian federal income tax considerations applicable to Holders. The summary also does  not take into account provincial, territorial, U.S. or other foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only, is not comprehensive, and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Holder. The tax consequences to any particular Holder will depend on a variety of factors including the Holder’s own particular circumstances. Therefore, all Holders and all persons affected by the Plan of Arrangement should consult their own tax advisors with respect to their particular circumstances. The discussion below is qualified accordingly.

Resident Holders

The following portion of the summary applies generally to an individual who is a Holder who, for the purposes of the Tax Act, is resident only in Canada and who participates in the Redesignation, the Share Exchange and the Share Redemption under the Plan of Arrangement. Such Holder is referred to in this portion of the summary as a “Resident Holder”, and this portion of the summary only refers to such Resident Holders.

(i)           The Redesignation

The Redesignation is not a taxable event to a Resident Holder under the Tax Act.

(ii)           The Share Exchange

The Share Exchange will not result in the recognition of capital gain or loss to the Resident Holder under the Tax Act. On the Share Exchange, the Resident Holder will be deemed to dispose of the Resident Holder’s Reg Class A Shares for proceeds equal to his or her “adjusted cost base” of those shares, and will acquire the New Shares and Reg Class C Preferred Shares at an aggregate cost equal to such amount.

The Resident Holder must apportion such cost between the New Shares and Reg Class C Preferred Shares in accordance with their proportionate fair market values immediately after the Share Exchange.

(iii)           The Share Redemption

On the Share Redemption, the Reg Class C Preferred Shares acquired by each Shareholder participating under the Plan of Arrangement will be redeemed by Company for Minewest Shares, on the terms and subject to the Plan of Arrangement. Such redemption may trigger a deemed dividend to the Resident Holder, a capital gain or loss to the Resident Holder, or both, as further described below. However, for the reasons described below, the Company does not expect a deemed dividend to arise.

A deemed dividend to the Resident Holder will arise only if the value of the Minewest Shares distributed to the Holder under the Plan of Arrangement on the Share Redemption exceeds the “paid-up capital” of the Resident Holder’s Reg Class C Preferred Shares so redeemed. Under the Plan of Arrangement, the paid-up capital of the Reg Class A Shares immediately before the Effective Date is to be allocated to the Reg Class C Preferred Shares in an amount, as far as possible, equal to the fair market value of the Minewest Shares as of the Effective Date, to be confirmed by resolution of the directors of the Company within a reasonable time after the Effective Date. The Company understands, and it is assumed for purposes of this summary, that the Reg Class A Shares have sufficient paid-up capital so that this allocation would result in the paid-up capital of the Reg Class C Preferred Shares being equal to the fair market value of the Minewest Shares to be distributed on the Share Redemption. Accordingly and in these circumstances, the Company does not expect a deemed dividend to Resident Holders to arise on the Share Redemption, although this result cannot be guaranteed. If a deemed dividend does arise on the Share Redemption, in general terms, it will be subject to the normal rules under the Tax Act.

In addition, the Share Redemption constitutes a disposition by the Resident Holder of the Reg Class C Preferred Shares for the purposes of the Tax Act. On the Share Redemption, each Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Minewest Shares received by the Resident Holder, less any reasonable costs of disposition, exceeds (or is exceeded by, respectively) the Resident Holder’s adjusted cost base of the Reg Class C Preferred Shares. Any such capital gain or loss will be subject to the normal rules under the Tax Act, generally as described below under “Capital Gains and Capital Losses”.

The Minewest Shares received by a Resident Holder on the Share Redemption will have an adjusted cost base to the Resident Holder equal to their fair market value as of that time.

    (iv) Resident Dissenters

An individual who would be a Resident Holder but who exercises dissent rights and does not participate in the Arrangement is referred to in this portion of the summary as a “Resident Dissenter”, and this portion of the summary only addresses such Resident Dissenters.

A Resident Dissenter will be deemed to receive a dividend equal to the amount by which the amount received (other than in respect of interest awarded by a Court, if any) from the Company in accordance with the Arrangement exceeds the paid-up capital of the Resident Dissenter’s Reg Shares. Any such deemed dividend will be subject to the gross-up and dividend tax credit rules under the Tax Act. No assurance is provided as to whether any such deemed dividend will be an “eligible dividend” for purposes of the Tax Act, and the Company has made no commitments in this regard. A deemed dividend may also give rise to alternative minimum tax under the Tax Act, depending on the Resident Dissenter’s circumstances.

In addition, a Resident Dissenter will be considered to have disposed of his or her Reg Shares for proceeds of disposition equal to the amount received from Company (less the deemed dividend referred to above and not including any interest awarded by a Court). The Resident Dissenter will realize a capital gain (or capital loss) to the extent such adjusted proceeds of disposition, less any reasonable costs of disposition, exceed (or are exceeded by, respectively) the Resident Dissenter’s adjusted cost base of the Reg Shares so disposed of. Any such capital gain or loss will be subject to the normal rules under the Tax Act, generally as described below under “Capital Gains and Capital Losses”.

Interest awarded to a Resident Dissenter by a Court, if any, must be included in computing the Resident Dissenter’s income for purposes of the Tax Act.

(v)           Dividends on Minewest Shares

Dividends received or deemed to be received on the Minewest Shares by a Resident Holder will be included in computing the Resident Holder’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules applicable to dividends received from taxable Canadian corporations, including the enhanced dividend tax credit rules applicable to any dividend designated by Minewest as an “eligible dividend”. There may be limitations on the ability of Minewest to designate dividends as eligible dividends, and Minewest has made no commitments in this regard. Taxable dividends received by a Resident Holder may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

(vi)           Disposition of Minewest Shares

A disposition of Minewest Shares by a Resident Holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than the Resident Holder’s adjusted cost base of such Minewest Shares. See “Capital Gains and Capital Losses” below.

The cost to a Resident Holder of a Minewest Share acquired pursuant to the Arrangement will be averaged with the adjusted cost base of any other Minewest Shares held by such Resident Holder as capital property for the purpose of determining the Resident Holder’s adjusted cost base of each Minewest Share.

(vii)           Capital Gains and Capital Losses

One-half of any capital gain realized on a disposition or deemed disposition of a Minewest Share (or, as described above under “The Share Redemption”, a Reg Class C Preferred Share) will be included in income as a taxable capital gain and one-half of any capital loss realized may normally be deducted as an allowable capital loss against taxable capital gains realized in the taxation year of disposition. Any unused allowable capital losses may be applied to reduce taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard. Resident Holders may be subject to alternative minimum tax in respect of realized capital gains.

Non-Resident Holders

The following portion of the summary applies generally to a Holder (as defined above) who participates in the Redesignation, the Share Exchange and the Share Redemption and who, for the purposes of the Tax Act and any relevant tax treaty, and at all relevant times (i) is not and has never been resident in Canada, and is not deemed to be resident in Canada, and (ii) does not use or hold any securities of the Company (including the Reg Shares, the redesignated Reg Class A Shares, the New Shares, the Reg Class C Preferred Shares, any Reg Warrants or Reg Stock Options, or any other shares or securities) or Minewest Shares in carrying on a business in Canada, or otherwise in connection with a business in Canada. A Holder meeting all such requirements is referred to herein as a “NonResident Holder”, and the following portion of the summary only addresses such Non-Resident Holders.

(i)           Redesignation, Share Exchange, Share Redemption

The Redesignation is not a taxable event to a Non-Resident Holder under the Tax Act.

On the Share Exchange, the Non-Resident Holder will in general terms be subject to the same considerations under the Tax Act as are described above under “Resident Holders – (ii) The Share Exchange”, and accordingly, the Non-Resident Holder is not expected to realize a capital gain or loss for purposes of the Tax Act on the Share Exchange.

On the Share Redemption, the Non-Resident Holder will in general terms be subject to the same considerations under the Tax Act as are described above under “Resident Holders – (iii) The Share Redemption”. While a deemed dividend arising on the Share Redemption would be subject to Canadian withholding tax (at the rate of 25% unless reduced under the terms of any applicable income tax convention or treaty), for the reasons and in the same circumstances as set out above under “Resident Holders – (iii) The Share Redemption” (and subject to the same assumptions), the Company does not expect such a deemed dividend to arise, although this result cannot be guaranteed.

Where a capital gain would arise for a Non-Resident Holder on the Share Redemption (in the circumstances and as described for Resident Holders above under “Resident Holders – (iii) The Share Redemption”), the Non-Resident Holder will be subject to tax in respect of such capital gain under the Tax Act only if the Non-Resident Holder’s Reg Class C Preferred Shares constitute “taxable Canadian property” and if the Non-Resident Holder is not entitled to relief under an applicable income tax convention or treaty (if any).

For this purpose, in general Reg Class C Preferred Shares will not be “taxable Canadian property” to a Non-Resident Holder provided that (i) the Reg Class C Preferred Shares are listed at that time on a designated stock exchange (which currently includes the Exchange), (ii) at no time during the 60 month period preceding the Share Redemption did the Non-Resident Holder (or persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, alone or together with the Non-Resident Holder) hold 25% or more of the issued shares of any class or series of the Company, and provided further that (iii) the Non-Resident Holder is not otherwise deemed to hold the Reg Class C Preferred Shares as “taxable Canadian property” under the Tax Act. Additional reporting and withholding obligations apply under section 116 of the Tax Act where a person who is not resident in Canada disposes of taxable Canadian property, other than excluded property. For this purpose, excluded property includes shares listed on a recognized stock exchange (which currently includes the Exchange). The Company anticipates that the Reg Class C Preferred Shares will be listed on the Exchange as of the time of the Share Redemption, and the summary assumes this to be the case, although this result cannot be guaranteed.   Non-Resident Holders are advised to consult with their own tax counsel in this regard.

(ii)           Non-Resident Dissenters

This portion of the summary addresses a Holder who would qualify as a Non-Resident Holder (as defined above) but for the fact that the Holder exercises his or her dissent rights. Such Holder is referred to in this part of the summary as a “Non-Resident Dissenter”, and this part of the summary only addresses such Non-Resident Dissenter.

A Non-Resident Dissenter will be deemed to receive a dividend from the Company in the same circumstances as described above for Resident Dissenters (under “Resident Dissenters” above). Any such deemed dividend, and any interest awarded by a Court, will be subject to a 25% withholding tax under the Tax Act, except to the extent the Company is satisfied that the Non-Resident Dissenter qualifies for a lower rate of withholding tax by virtue of an applicable income tax convention or treaty (if any).

A Non-Resident Dissenter will also realize a capital gain or loss in the same circumstances as described above for Resident Dissenters (under “Resident Dissenters” above). The Non-Resident Dissenter will be subject to tax in respect of such capital gain only if the Non-Resident Dissenter’s Reg Shares constitute “taxable Canadian property” (generally as described above under “Non-Resident Holders – (i) Redesignation, Share Exchange, Share Redemption”), if and provided that Reg Shares maintain their listing and the Non-Resident Dissenter is not entitled to relief under an applicable income tax convention or treaty (if any). Non-Resident Dissenters should consult with their own tax advisors in this regard.

(iii)           Minewest Shares

Dividends on the Minewest Shares (if any) paid or credited or deemed under the Tax Act to be paid or credited to a Non- Resident Holder generally will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividends, subject to any applicable reduction in the rate of withholding under any applicable income tax convention or treaty.

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Minewest Share unless the Minewest Share (as applicable) is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption under any applicable income tax convention or treaty.

Generally, a Minewest Share will not constitute taxable Canadian property of a Non- Resident Holder provided that: (a) the Minewest Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the Exchange) at the time of the disposition; and (b) at no time during the 60 month period immediately preceding the disposition or deemed disposition of the Minewest Share (i) were 25% or more of the issued shares of any class or series of the capital stock of Minewest owned by, or belonged  to, one  or  any combination of the Non-Resident  Holder and  persons  with  whom the Non-Resident  Holder  did  not  deal  at arm’s length (within the meaning of the Tax Act) and (ii) was more than 50% of the fair market value of a Minewest Share derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) “Canadian resource property” (as defined in the Tax Act); (C) “timber resource property” (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; and provided further that (c) the Minewest Share is not otherwise deemed under the Tax Act to be taxable Canadian property.

If a Minewest Share is held as taxable Canadian property by a Non-Resident Holder, any capital gain realized upon the disposition of such Minewest Share may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of any applicable income tax convention or treaty.

Certain United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Arrangement as well as the ownership and disposition of Distributable Minewest Shares received pursuant to the Arrangement. This summary addresses only Reg Shareholders that are U.S. Holders who are individuals and participants in the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. In addition, this summary does not address any tax consequences to U.S. persons with respect to Reg Stock Options or Reg Warrants.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Notice Pursuant to U.S. Treasury Department Circular 230: Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by, a U.S. Holder for the purpose of avoiding U.S. federal tax penalties under the Code. This summary was written to support disclosure and dissemination of the transactions or matters addressed by this document (including the Arrangement). Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”) and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a Reg Shareholder that, for U.S. federal income tax purposes, is an individual who is a citizen or resident of the U.S.

Non-U.S. Holders

A “non-U.S. Holder” is any Reg Shareholder other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following: (a) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (b) U.S. Holders that have a “functional currency” other than the U.S. dollar; (c) U.S. Holders that own Reg Shares (or, after the Arrangement, New Shares and Distributable Minewest Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (d) U.S. Holders that hold Reg Shares (or, after the Arrangement, New Shares and Distributable Minewest Shares other than as a capital asset within the meaning of Section 1221 of the Code; and (e) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of all classes of shares of the Company (and/or after the Arrangement, Minewest) entitled to vote. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Reg Shares (or after the arrangement, New Shares and Distributable Minewest Shares) in connection with carrying on a business in Canada; (d) persons whose Reg Shares, New Shares or Distributable Minewest Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Reg Shares, New Shares or Distributable Minewest Shares.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement, including, but not limited to, the following transactions (without regard as to whether such transactions are considered part of the Arrangement): (i) any conversion, exercise, exchange or adjustment of a Reg Warrant, Reg Stock Option, or other right to acquire Reg Shares; or (ii) any conversion, exchange, or adjustment of any note, debenture, or other debt instrument of the Company.

Other Tax Consequences Not Addressed

This summary does not address the U.S. federal alternative minimum tax, U.S. federal estate and gift, U.S. state and local, or foreign tax consequences to U.S. Holders. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal estate and gift, U.S. federal alternative minimum tax, U.S. state and local and foreign tax consequences.

U.S. Federal Income Tax Characterization of the Arrangement

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. This summary assumes that (a) the transfer of the Assets to Minewest, (b) the renaming and redesignation of the Reg Shares as Reg Class A Shares, (c) the exchange of each issued and outstanding Reg Class A Share for one New Share and one Reg Class C Preferred Share, (d) the redemption by the Company of each issued and outstanding Reg Class C Preferred Share for a pro rata number of Distributable Minewest Shares and (e) the cancellation of each Reg Class A Share and each Reg Class C Preferred Share, pursuant to the Arrangement, will properly be treated, under the step-transaction doctrine or otherwise, as (a) a tax-deferred exchange by U.S. Holders of their Reg Shares for New Shares, either under section 1036 or section 368(a)(1)(E) of the Code, combined with (b) a distribution of the Distributable Minewest Shares under section 301 of the Code following the transfer of the Assets to Minewest. There can be no assurance that the IRS will not challenge this characterization of the Arrangement or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.

U.S. Federal Income Tax Rules Applicable to the Arrangement
PFIC Rules
Status of the Company and Minewest

Special, generally adverse, U.S. federal income tax consequences apply to U.S. taxpayers who hold interests in a passive foreign investment company (“PFIC”) as defined under section 1297 of the Code, unless certain elections are available and timely and effectively made. As discussed below, it is believed that the Company has been a PFIC in prior tax years and is expected to be a PFIC for its current tax year ending December 31, 2011.

A foreign corporation generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the foreign corporation for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market  value of such assets  (the  “asset  test”).     “Gross income”  generally means all  sales revenues  less the  cost of goods  sold, and

“passive   income”   includes,   for   example,   dividends,   interest,   certain   rents   and   royalties,   certain   gains   from   the   sale   of   stock   and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

For purposes of the PFIC income test and assets test described above, if a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, it will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the foreign corporation from a “related person” (as defined in Section 954(d) (3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company or Minewest is a PFIC, U.S. Holders will be deemed to own their proportionate share of subsidiaries of the Company or Minewest, as applicable, which are PFICs (such subsidiaries referred to as “Subsidiary PFICs”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

The Company believes it was a PFIC for prior tax years and based on current business plans and financial projections, the Company expects to be a PFIC for the tax year which includes the Arrangement. In addition, based on current business plans and financial projections, the Company expects that Minewest will be a PFIC for the tax year in which the Arrangement occurs. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or Minewest’s PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company, Minewest, and each Subsidiary PFIC.

Effect of PFIC Rules on the Exchange of Reg Shares for New Shares

If the Company has been a PFIC at any time during the period a U.S. Holder has held Reg Shares, such holder could potentially be subject to the special, generally adverse, rules described below with respect to the exchange of Reg Shares for New Shares pursuant to the Arrangement. However, proposed Treasury Regulations under section 1291 provide an exception to application of the PFIC rules in the context of certain non-recognition transactions where shares in a PFIC are exchanged for shares of an entity which qualifies as a PFIC for the tax year that includes the day after the effective date of the transaction (the “PFIC for PFIC Exception”). Assuming the exchange of Reg Shares for New Shares in connection with the Arrangement qualifies as a tax-deferred transaction under U.S. tax rules, such exchange should fit within the PFIC for PFIC Exception, as the Company is expected to be a PFIC both immediately before and immediately after such exchange.

These proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. If the proposed Treasury Regulations are adopted in their current form, U.S. Holders could be expected to avoid application of the PFIC rules regarding the exchange of their Reg Shares for New Shares pursuant to the Arrangement. However, because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions.

A U.S. Holder should take a basis in the New Shares received pursuant to the Arrangement equal to his basis in the Reg Shares treated as exchanged therefore and the holding period for the New Shares received should include the holding period of the exchanged Reg Shares.

There can be no assurance that the IRS will not challenge the qualification of such exchange under the PFIC for PFIC Exception or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes. If such exchange does not qualify under the PFIC for PFIC Exception, such exchange is expected to be fully taxable under the PFIC rules discussed below.

    Effect of PFIC Rules on the Distribution of Distributable Minewest Shares Pursuant to the Arrangement

If the Company is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for the Reg Shares, the effect of the PFIC rules on a U.S. Holder receiving Distributable Minewest Shares pursuant to the Arrangement will depend on whether such U.S. Holder has made a timely and effective election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or has made a mark-to-market election with respect to its Reg Shares under Section 1296 of the Code (a “Mark-to-Market    Election”). In    this    summary,    a    U.S.    Holder    that    has    made    a    timely    and    effective    QEF Election or a Mark-to-Market Election is referred to as an “Electing Shareholder” and a U.S. Holder that has not made a timely and effective QEF Election or a Mark-to-Market Election is referred to as a “Non-Electing Shareholder.” If either of these elections has been successfully made, Electing Shareholders generally would not be subject to the default rules of Section 1291 of the Code discussed below upon the receipt of the Distributable Minewest Shares pursuant to the Arrangement.

    Default Rules

With respect to a Non-Electing Shareholder, if the Company is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for the Reg Shares, the default rules under Section 1291 of the Code will apply to gain recognized on any disposition of Reg Shares and to “excess distributions” from the Company (generally, distributions received in the current tax year that are in excess of 125% of the average distributions received during the three preceding years (or during the U.S. Holder’s holding period for the Reg Shares, if shorter).

Under section 1291 of the Code, any such gain recognized on the sale or other disposition of Reg Shares and any excess distribution must be rateably allocated to each day in a Non-Electing Shareholder’s holding period for the Reg Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder must treat any such interest paid as “personal interest,” which is not deductible.

If the distribution of the Distributable Minewest Shares pursuant to the Arrangement constitutes an “excess distribution” with respect to a Non-Electing Shareholder, such Non-Electing Shareholder will be subject to the rules of Section 1291 of the Code discussed above upon the receipt of the Distributable Minewest Shares. In addition, the distribution of the Distributable Minewest Shares pursuant to the Arrangement may be treated, under proposed Treasury Regulations, as the “indirect disposition” by a Non-Electing Shareholder of such Non-Electing Shareholder’s indirect interest in Minewest, which generally would be subject to the rules of Section 1291 of the Code discussed above.

    QEF Election

If a U.S. Holder has made a timely and effective QEF Election with respect to his Reg Shares, the default rules under Section 1291 of the Code discussed above will generally not be applicable to such holder in connection with the distribution of Distributable Minewest Shares pursuant to the Arrangement. Such an Electing Shareholder would, instead, be subject to rules described under “PFIC Rules Relating to the Ownership and Disposition of Distributable Minewest Shares Received in the Arrangement—QEF Election” which generally require the current inclusion of net capital gain and ordinary earnings of the Company but allow the holder to avoid application of the default rules described above. However, the Company and Minewest can provide no assurances that it will satisfy the record keeping and information disclosure requirements that apply to a QEF or supply U.S. Holders with the information required under the QEF rules for them to make a QEF Election.   As a result, a QEF Election may not be available to U.S. Holders.

To the extent that the distribution of Distributable Minewest Shares generates gain to the Company under general U.S. tax rules applicable to corporations, this could increase the net capital gain an Electing Shareholder would be required to take into account under the QEF rules. To the extent the distribution of Distributable Minewest Shares represents “earnings and profits” of the Company that were previously included in income by the Electing Shareholder because of the QEF Election, the distribution of Distributable Minewest Shares pursuant to the Arrangement will not be taxable to such holder. Subject to the foregoing sentence, in addition, a U.S. Holder who has made a timely and effective QEF Election would be subject to the tax consequences described below under “Tax Consequences of the Distribution” except that the lower rate applicable to “qualified foreign corporations” will not apply.

Even if a U.S. Holder has made a timely and effective QEF Election with respect to the Company, in order to avoid application of the default rules described above to an “indirect disposition” of an interest in Minewest deemed to occur under proposed Treasury Regulations as a result of the Arrangement, a U.S. Holder must make a separate timely and effective QEF Election with respect to Minewest.

   Mark-to-Market Election

If a Mark-to-Market Election, discussed under “U.S. Federal Income Tax Rules Applicable to the Ownership and Disposition of Distributable Minewest Shares Received in the Arrangement—Mark-to-Market Election”, has been made by a U.S. Holder with respect to its Reg Shares in a year prior to the distribution of Distributable Minewest Shares, such U.S. Holder generally will not be subject to the rules of Section 1291 of the Code discussed above upon the receipt of such Distributable Minewest Shares. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the New Shares (which is deemed to include the holding period of the Reg Shares) and in the same year as the Distributable Minewest Shares are distributed pursuant to the Arrangement, the rules of Section 1291 of the Code discussed above would apply to the distribution of Distributable Minewest Shares.

A U.S. Holder that has made a Mark-to-Market Election in a year prior to the year in which Distributable Minewest Shares are distributed pursuant to the Arrangement will avoid the potential interest charge of section 1291 on the distribution of Distributable Minewest Shares and on any “indirect disposition” of such U.S. Holder’s indirect interest in Minewest deemed to occur, as described above. Instead such U.S. Holder will include in ordinary income for the tax year in which the distribution of Distributable Minewest Shares occurs an amount equal to the excess, if any, of (a) the fair market value of the New Shares as of the close of such tax year over (b) such U.S. Holder’s tax basis in such New Shares. Such U.S. Holder will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the New Shares over (ii) the fair market value of such New Shares as of the close of such tax year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years.

A U.S. Holder who has made a timely and effective Mark-to-Market Election would also be subject to the tax consequences described below under “Tax Consequences of the Distribution” except that the lower rate applicable to “qualified foreign corporations” will not apply.

A U.S. Holder that has made a Mark-to-Market Election generally also will adjust his or her tax basis in the New Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. Inclusion and deductions because of the Mark-to-Market Election are taken into account when calculating gain or loss on a future sale of New Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement. In particular, each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election or a Mark-to-Market Election.

Tax Consequences of the Distribution

Subject to the PFIC rules, a U.S. Holder would be required to include the fair market value of the Distributable Minewest Shares received pursuant to the Arrangement in gross income as a dividend to the extent of the current or accumulated “earnings and profits” of the Company. To the extent the fair market value of the Distributable Minewest Shares exceeds the Company’s adjusted tax basis in such shares (as calculated for U.S. federal income tax purposes), the proposed Arrangement can be expected to generate additional earnings and profits for the Company. To the extent that the fair market value of the Distributable Minewest Shares exceeds the current and accumulated “earnings and profits” of the Company, the distribution of the Distributable Minewest Shares pursuant to the Arrangement will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the exchanged Reg Shares and, (b) thereafter, as gain from the sale or exchange of such Reg Shares. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual. Under such circumstances, a dividend resulting from the distribution of Distributable Minewest Shares could potentially qualify for the preferential rates applicable to “qualified foreign corporations.”

A U.S. Holder’s initial tax basis in the Distributable Minewest Shares and received pursuant to the Arrangement will be equal to the fair market value of such securities on the date of distribution. A U.S. Holder’s holding period for the Distributable Minewest Shares received pursuant to the Arrangement will begin on the day after the date of distribution.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises dissent rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder’s Reg Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for Reg Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Reg Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Reg Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.   Deductions for capital losses are subject to complex limitations under the Code.

U.S. Federal Income Tax Rules Applicable to the Ownership and Disposition of Distributable Minewest Shares

PFIC Rules

As noted above, based on current business plans and financial projections, it is expected that Minewest will be a PFIC for its tax year which includes the date of the Arrangement. If Minewest is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Distributable Minewest Shares will depend on whether such U.S. Holder makes a QEF Election or a Mark-to-Market Election (both as defined above) with respect to Minewest, or the Distributable Minewest Shares, as applicable. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Default Rules

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code described above with respect to (a) any gain recognized on the sale or other taxable disposition of Distributable Minewest Shares and (b) any excess distribution received on the Distributable Minewest Shares. As previously discussed, these rules require that any such gain or excess distribution be allocated over the Non-Electing U.S. Holder’s holding period for the Distributable Minewest Shares and taxed at the highest tax rates applicable to ordinary income for such year with an interest charge assessed on the resulting liability as if such amount were due in such prior year and not paid. A Non-Electing U.S. Holder must treat any such interest paid as “personal interest,” which is not deductible. If Minewest is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Distributable Minewest Shares, Minewest will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Minewest ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Distributable Minewest Shares were sold on the last day of the last tax year for which Minewest was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Distributable Minewest Shares begins, generally, will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its Distributable Minewest Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of Minewest, which will be long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of Minewest, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Minewest is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Minewest. However, for any tax year in which Minewest is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. Any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from Minewest to the extent that such distribution represents “earnings and profits” of Minewest that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Distributable Minewest Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Distributable Minewest Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Distributable Minewest Shares in which Minewest was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Minewest ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Minewest is not a PFIC. Accordingly, if Minewest becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Minewest qualifies as a PFIC.

As discussed above, under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC, such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

U.S. Holders should be aware that there can be no assurances that Minewest will satisfy the record keeping requirements that apply to a QEF, or that Minewest will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Minewest is a PFIC and a U.S. Holder wishes to make a QEF Election. As a result, a QEF Election may not be available to U.S. Holders. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Distributable Minewest Shares are marketable stock. The Distributable Minewest Shares generally will be “marketable stock” if the Distributable Minewest Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Distributable Minewest Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to the Distributable Minewest Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Distributable Minewest Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Distributable Minewest Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which Minewest is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Distributable Minewest Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Distributable Minewest Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Distributable Minewest Shares, over (b) the fair market value of such Distributable Minewest Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Distributable Minewest Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Distributable Minewest Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Distributable Minewest Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Distributable Minewest Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Distributable Minewest Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).   However, the

specific  U.S.   federal  income   tax   consequences  to   a   U.S.   Holder   may   vary  based  on  the   manner   in   which  Distributable   Minewest Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if Minewest is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Distributable Minewest Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Distributable Minewest Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such specific rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Distributable Minewest Shares.

General U.S. Federal Income Tax Rules Applicable to the Ownership and Disposition of Distributable Minewest Shares

Distributions on Distributable Minewest Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Distributable Minewest Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Minewest, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Minewest, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Distributable Minewest Shares and thereafter as gain from the sale or exchange of such Distributable Minewest Shares. (See “Sale or Other Taxable Disposition of Distributable Minewest Shares” below). However, Minewest may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Minewest with respect to the Distributable Minewest Shares will constitute ordinary dividend income. Dividends received on the Distributable Minewest Shares generally will not be eligible for the “dividends received deduction”. In addition, Minewest does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Distributable Minewest Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Distributable Minewest Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the shares have been held for more than one year.

Preferential rates apply to long-term capital gains of a U.S. Holder that is an individual. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of New Shares or Distributable Minewest Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the shares of the Company or Minewest generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their New Shares or Distributable Minewest Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election with respect to either the Company or Minewest.

The distribution within the U.S. or by a U.S. payor or U.S. middleman, of the Distributable Minewest Shares pursuant to the Arrangement as well as payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of New Shares or Distributable Minewest Shares, generally will be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

RIGHTS OF DISSENT

Dissenters’ Rights

The BCBCA does not contain a provision requiring the Company to purchase Reg Shares from Reg Shareholders who dissent from the Arrangement. However, pursuant to the terms of the Interim Order and the Plan of Arrangement, the Company has granted the Reg Shareholders who object to the Arrangement Resolution the right to dissent (the “Dissent Right”) in respect of the Arrangement. A Dissenting Shareholder will be entitled to be paid in cash the fair value of the Dissenting Shareholder’s Reg Shares so long as the dissent procedures are strictly adhered to. The Dissent Right is granted in Article 5 of the Plan of Arrangement and is summarized in Schedule D hereto of this Circular. Schedule D is only a summary and Reg Shareholders are referred to the full text of Sections 242 to 247 of the BCBCA which is attached to the summary of dissent procedures in Schedule D.

A Reg Shareholder who wishes to exercise his or her Dissent Right must give written notice of his or her dissent (a “Notice of Dissent”) to the Company at its head office at Suite 240 – 11780 Hammersmith Way, Richmond, British Columbia V7A 5E9, marked to the attention of the President, by either delivering the Notice of Dissent to the Company not later than two days before the Meeting or by mailing the Notice of Dissent to the Company by registered mail post marked not later than two days before the Meeting.

The   giving   of   a   Notice   of   Dissent   does   not   deprive   a   Dissenting   Shareholder   of   his   or   her   right   to   vote   at   the   Meeting   on   the Arrangement Resolution. However, the procedures for exercising Dissent Rights given in Schedule D must be strictly followed as a vote against the Arrangement Resolution or the execution or exercise of a proxy voting against the Arrangement Resolution does not constitute a Notice of Dissent.

Reg Shareholders should be aware that they will not be entitled to exercise a Dissent Right with respect to any Reg Shares if they vote (or instruct or are deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Arrangement Resolution. A Dissenting Shareholder may however, vote as a proxy for a Reg Shareholder whose proxy requires an affirmative vote on the Arrangement Resolution, without affecting his or her right to exercise the Dissent Right.

In the event that a Reg. Shareholder fails to perfect or effectively withdraws its claim under the Dissent Right or forfeits its right to make a claim under the Dissent Right, each Reg. Share held by that Reg. Shareholder will thereupon be deemed to have been exchanged in accordance with the terms of the Arrangement as of the Effective Date.

Reg Shareholders who wish to exercise Dissent Rights should review the dissent procedures described in Schedule D and seek legal advice, as failure to adhere strictly to the Dissent Right requirements will result in the loss or unavailability of any right to dissent.

The obligation of the Company to complete the Arrangement is subject to the condition that holders of not more than 3% of the issued and outstanding Reg Shares in the aggregate will have exercised Dissent Rights (and not withdrawn such exercise in respect of the Arrangement).

RISK FACTORS

In evaluating the Arrangement, Reg Shareholders should carefully consider, in addition to the other information contained in this Circular, the following risk factors associated with Minewest. These risk factors are not a definitive list of all risk factors associated with Minewest and the business to be carried out by Minewest.

Economics of Developing Mineral Properties

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.

Should any substantial quantifiable mineralization be found to exist underlying the Silverknife Property or other properties which Minewest may acquire, large expenditures will be required to confirm Mineral Resources or Reserves, which will be sufficient to support a commercial mining operation, and to obtain the environmental approvals and permits required to commence commercial operations. Should any Mineral Resources be defined on such properties there can be no assurance that the Mineral Resources can be commercially mined or that metallurgical processing will produce economically viable saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists, all of which involve significant expense. This decision will necessitate consideration and evaluation of several significant factors many of which will be outside of the control of Minewest, including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) the political climate and governmental regulations and enforcement in the jurisdiction in which a property is located.

The ability of Minewest to sell and profit from the sale of any of its mineral properties will be subject to the prevailing conditions in the minerals marketplace at the time of sale. The global minerals marketplace is subject to global economic activity and changes in attitudes of mineral exploration and development companies and end-users’ demand for mineral products. Many of these factors are beyond the control of Minewest and therefore they represent a market risk which could impact the long term viability of Minewest and its operations.

Securities of Minewest and Dilution

Minewest plans to focus on exploring for precious minerals and will use its working capital to carry out such exploration. However, Minewest will require additional funds to further such activities. To obtain such funds, Minewest may sell additional securities including, but not limited to, its common stock or some form of convertible security, the effect of which would result in a substantial dilution of the equity interests of the holders of Minewest Shares.

There is no assurance that additional funding will be available to Minewest for additional exploration or for the substantial capital that is typically required in order to bring a mineral project to a production decision or to place a property into commercial production. There is no assurance that Minewest will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Title Matters

While Minewest has performed its own due diligence with respect to title of the Asset, this should not be construed as a guarantee of title. The property may be subject to prior unregistered agreements of transfer or aboriginal land claims. A variety of undetected defects could affect title.

Competition

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than Minewest. Minewest may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that Minewest’s exploration and acquisition programs will yield any mineral reserves or result in any commercial mining operation.

Conflicts of Interest

Certain directors and officers of Minewest are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Minewest. Situations may arise in connection with potential acquisitions or investments where the other interests of these directors and officers may conflict with the interests of Minewest. The directors of Minewest are required by law, however, to act honestly and in good faith with a view to the best interests of Minewest and its shareholders. They are required to disclose any personal interest which they may have in any material transaction that is proposed to be entered into with Minewest and to abstain from voting as a director for the approval of any such transaction.

No History of Earnings or Dividends

Minewest has no history of earnings, and there is no assurance that any of Minewest’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Minewest has not paid dividends in the past and has no plans to pay dividends for the foreseeable future.

Potential Profitability Depends Upon Factors Beyond the Control of Minewest

The potential profitability of mineral properties is dependent upon many factors beyond Minewest’s control. For instance, world prices of and markets for minerals are: unpredictable; highly volatile; potentially subject to governmental fixing, pegging and controls; and responsive to changes in domestic, international, political, social and economic environments. Profitability depends on many factors including costs of operations related to labour, equipment, electricity, environmental compliance and other production inputs. Such costs will fluctuate in ways Minewest cannot predict and are beyond Minewest’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, events which cause worldwide economic uncertainty may make raising of funds for exploration and development difficult, if not impossible. These changes and events may materially affect the financial performance of Minewest.

Environmental Risks and Other Regulatory Requirements

The current or future operations of Minewest, including development activities and possibly commencement of production on its properties, will require permits from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations respecting exploration, development, mining, production, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, land use, environmental protection and other matters. Companies engaged in the development and operation of mines and related facilities generally experience unexpected increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits that Minewest may require for the construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which Minewest might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, which may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Minewest and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties, or require abandonment or delays in the development of new mining properties.

Dependency on a Small Number of Management Personnel

Minewest is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on Minewest.

Uninsurable Risks

In the course of exploration and development of mineral properties, several risks such as rock bursts, cave-ins, fires, flooding, earthquakes and unexpected geological or operating conditions may occur. It is not always possible to fully insure against such risks, and Minewest may decide not to take out insurance against such risks because of high premiums or for other reasons. Should such liabilities arise they could result in a decline in value of the securities of Minewest or, in an extreme case, bankrupt Minewest.

Minewest is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Minewest will periodically evaluate the cost and coverage of the insurance against certain environmental risks which is available, to determine if it would be appropriate to obtain such insurance. Without such insurance, and if Minewest becomes subject to serious environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds Minewest has to pay such liabilities leading to bankruptcy. Should Minewest be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

Foreign Countries and Regulatory Requirements

Minewest may acquire properties located in other countries where mineral exploration activities may be affected by varying degrees of political instability and haphazard changes in government regulations such as tax laws, business laws and mining laws. Any changes in regulations or shifts in political conditions would be beyond the control of Minewest and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

Currency Fluctuations

Minewest maintains its accounts in Canadian currency. If Minewest acquires properties in other countries, its operations may be subject to foreign currency fluctuations and such fluctuations may materially affect Minewest’s financial position and results. Minewest does not engage in currency hedging activities.

THE COMPANY AFTER THE ARRANGEMENT

The following is a description of the Company assuming completion of the Arrangement.

Name and Exchange Listing

Upon completion of the Arrangement, the Company will continue to carry on business under the name of Reg Technologies Inc. and the New Shares will be listed on the Exchange.   Share certificates for Reg Shares will represent New Shares.

Directors and Officers

Completion of the Arrangement will not cause any changes in the directors of the Company who are elected at the Meeting or of the current officers of the Company.

Mineral Assets to be Held by the Company Following the Arrangement

Following completion of the Arrangement, the Company will continue to hold the rights to all of its assets and properties that it held prior to the completion of the Arrangement, except those comprising the Asset sold to Minewest.

Description of Share Capital

The authorized share capital of the Company will consist of an unlimited number of Reg Shares, of which 32,985,840 common share are issued, , 10,000,000 Preferred shares with par value of $1.00 each, none of which are issued, and 5,000,000 Class A Preferred shares without a par value, none of which are issued.

Reg Shareholders are, as such, entitled to receive notice of any meeting of Reg Shareholders and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Reg Share entitles its holder to one vote at meetings at which they are entitled to attend and vote. The holders of Reg Shares are entitled to receive on a pro rata basis such dividends as the Board may declare out of funds legally available for the payment of dividends. On the dissolution, liquidation, winding-up or other distribution of the assets of the Company, Reg Shareholders are entitled to receive on a pro rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities and subject to the prior rights attached to

preferred   shares   of   the   Company   to   receive   a   return   of   capital   and   unpaid   dividends.   The   Reg   Shares   carry   no   pre-emptive   or conversion rights.

The Board may issue preferred shares from time to time in one or more series with each series to consist of such number of preferred shares as may be determined by the Board. Before the issue of a series of preferred shares, the Board may at its sole discretion determine the designation, rights, privileges, restrictions and conditions attaching to that series of preferred shares.

Trading Price and Volume

The Reg Shares are listed and posted for trading on the Exchange under the symbol “RRE.V on the TSE Venture Exchange and “REGRG” on the US OTC Bulletin Board. The following tables set forth information relating to the trading of the Reg Shares on the Exchange for the months indicated:

	Sales Price - Cdn.*
2009	Low	High	Volume

October	0.170	0.295	159,650
November	0.165	0.210	133,150
December	0.145	0.205	132,696

	Sales Price
2010	Low	High	Volume

January	0.150	0.195	199,075
February	0.155	0.295	511,100
March	0.135	0.170	378,950
April	0.120	0.170	300,521
May	0.130	0.170	130,200
June	0.130	0.170	71,518
July	0.145	0.250	162,320
August	0.150	0.200	306,791
September	0.145	0.185	40,200
October	0.120	0.155	210,405
November	0.110	0.145	262,350
December	0.110	0.175	298,533

	Sales Price
2011	Low	High	Volume

January	0.135	0.195	347,775
February	0.150	0.195	325,300
March	0.140	0.185	242,188
April	0.156	0.185	42,300
May	0.140	0.190	92,610
June	0.185	0.145	75,460
July	0.145	0.175	74,047
August	0.15	0.19	112,417
September	0.12	0.175

The closing price of the Reg Shares as reported by the Exchange at the close of business on October 11, 2011 was $0.15.

Selected Audited Financial Information of the Company

Selected financial information for the Company, derived from its audited annual financial statements prepared as at April 30, 2011 is presented on page 13.

The Company’s Year-End Audited Financial Statements

The Company’s consolidated audited financial statements for the years ended April 30, 2010 and 2011 are attached hereto as Schedule F.

MINEWEST AFTER THE ARRANGEMENT

The following is a description of Minewest assuming completion of the Arrangement.

Name and Incorporation

Minewest was incorporated pursuant to the BCBCA on July 6, 2010. Minewest’s registered and records office is located at Suite 240 - 11750 Hammersmith Way, Richmond, British Columbia, V7A 5E9.

General Development of Minewest’s Business

The principal business of Minewest following the Arrangement will be the exploration and development of the Silverknife Property and any other mineral properties it may acquire.

Minewest’s Business History

Minewest has no business history. It was formed to acquire the interest in the Silverknife Property elsewhere herein described – and to initiate and conduct exploration on its properties.

Intercorporate Relationships

Minewest does not currently have any subsidiaries, nor will it have any subsidiaries upon completion of the Arrangement.

Trends

Other than as disclosed in this Circular, Minewest is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect upon its net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Selected Financial Information of Minewest

Financial information for Minewest, derived from its audited financial statements, prepared as of April 30, 2011 is presented on page 13.   The audited financial statements of Minewest are appended to this Circular as Schedule E.

Dividends

Minewest does not anticipate paying any dividends on its common shares in the short or medium term. Any decision to pay dividends on common shares in the future will be made by the board of directors of Minewest on the basis of the earnings, financial requirements and other conditions existing at such time.

Business of Minewest

General

Minewest will be a Canadian based mineral exploration company with a focus on the acquisition and exploration of mineral properties. Minewest intends to initially carry on exploring the Silverknife Property and to acquire and explore additional properties.

At the date of this Circular, the Silverknife Property does not contain a known body of commercial grade ore and the ability of Minewest to recover any costs it has or will incur on these properties is dependent upon Minewest being able to sell, option or joint venture the properties or identify a commercial ore body.    There can be no assurance that Minewest will be able to do this.

Minewest’s projected administrative expenditures are largely dependent upon the level of financing and exploration activities that are being proposed, which in turn may depend on the general market conditions relating to the availability of funding for exploration-stage mineral companies.

The audited financial statements of Minewest have been prepared assuming that Minewest will carry on its business on a going concern basis. The ability of Minewest to continue as a going concern depends upon its ability to develop profitable operations and/or to continue to raise adequate financing. Minewest’s only sources of financing are through the issue of common shares from treasury or securities convertible into common shares, the optioning or otherwise selling an interest in one or more of its properties.

Minewest’s ability to finance additional exploration on the Silverknife Property, beyond the currently planned program, is contingent upon the outcome of its exploration and the condition of capital markets, factors which are beyond Minewest’s control. (See “Risk Factors”). There can be no assurance that Minewest will be able to continue to raise funds, in which case Minewest may be unable to fund future exploration and property acquisitions.    Should Minewest be unable to realize on its assets and discharge its liabilities in the

normal  course  of  business,  the  net  realizable  value  of  its  assets   may  be   materially  less  than   the  amounts  recorded  on   Minewest’s balance sheet, and insolvency and liquidation with a total loss to shareholders could result.

Liquidity and Capital Resources

Minewest’s capital needs have been met by equity financing and it is anticipated future capital needs will also be through equity financing.    Since its incorporation Minewest has raised its required funding through private placements.

Minewest’s Property

The Silverknife mineral claims in which Minewest owns a 70% interest, comprising the Asset, is Minewest’s only mineral property.

The Company and Minewest had a technical report on the Silverknife Property prepared by Paul D. Gray Geological Consultants, authored by Paul D. Gray, P.Geo., dated February 4, 2011 prepared under NI 43-101 guidelines. Mr. Gray is a professional geologist registered in the Province of British Columbia and is a qualified person under NI 43-101. The report is entitled “Technical Report on the Silverknife Property, Liard Mining Division, British Columbia, Canada” and has been filed with the Exchange and the securities regulatory authorities.

A summary and extracts from the Report is attached as Schedule “G”. The full technical report may be viewed on SEDAR at www.sedar.com under the Company’s profile.

Available Funds

As at June 30, 2011, Minewest’s working capital was approximately $165,000, which included $304,700 that had been received by it on account of the $500,000 private placement financing that Minewest proposes to complete immediately after the completion of the distribution of the Minewest Shares to the Reg Shareholders. It is expected that Minewest’s working capital at the date it closes the private placement financing will be $50,000.   The funds available to Minewest at that date will be (the “Available Funds”):

Working capital on hand	$50,000
Balance of Private Placement funds	$287,500
$337,500

Principal Purposes for Available Funds

Assuming completion of the Arrangement and the proposed private placement financing Minewest will use the Available Funds, as follows:

To pay for the Phase I exploration program on the Asset	$252,000
To fund ongoing administration costs for 6 months(1)	$60,000
To provide working capital	$5,500
Total	$337,500
(1)    See “Administration Expenses” below.

Minewest currently intends to spend the Available Funds as set out above. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary. Minewest will only redirect funds to other properties on the basis of a recommendation from a professional geologist or engineer.

Administration Expenses

The following table discloses the estimated aggregate monthly and yearly administration costs that will be incurred by Minewest in the 6 month period following the Effective Date.

Item	Monthly ($)
Administrative services	1,500
Advertising and Promotion	1,000
Regulatory and Stock Transfer fees	1,000
Director and Management fees	1,000

Item	Monthly ($)
Consulting fees	1,500
Office expense and miscellaneous	1,500
Professional fees(1)	2,500
Total:	10,000

(1)       Legal, audit and accounting.

Share and Loan Capital of Minewest

The  following  table   represents  the   share  and   loan  capitalization  (fully   diluted)   of  Minewest,  as  at   October   4,  2011  and   assuming completion of the Arrangement.

Share Capital	Authorized	April 30, 2011	After Completion of the Arrangement
Common Shares	50,000,000	10,000,000	10,000,000

Each Minewest Share carries one vote at all meetings of shareholders, participates rateably in any dividends declared by the directors of Minewest on the Minewest Shares, and is entitled, on the liquidation, dissolution, winding-up or other distribution of assets of Minewest for the purposes of winding-up its affairs, to a pro rata share of the assets of Minewest after payment of all its liabilities and obligations. The above figures do not include private placements of shares for which the Company has received subscriptions but have not been issued.

Minewest currently has no long term liabilities.

Prior Sales/Issuances of Securities of Minewest

The following table sets out the details of securities sold for cash, or issued for non-cash consideration, since July 6, 2010, the date of incorporation of Minewest.

Date	Number of Shares	Price Per Share	Total Cash/Consideration Received
	1	$1.00	$1.00
January 17, 2011	(1) 8,000,000	$0.10	$800,000
January 20, 2011	(2) 2,000,000	$0.10	$200,000

(1)	Issued to Reg for acquisition of the Asset at a deemed value of $0.10 per share.
(3)	Issued to Rapitan Resources Inc. as consideration for acquisition of 25% interest in Silverknife Property at a deemed value of $0.10 per share.

Options and Warrants

Minewest does not have currently have any outstanding stock options or share purchase warrants.

Principal Shareholders of Minewest

The following table sets forth the names of those persons whom the Company believes will hold, directly or indirectly, as of the Effective Date or who will have control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that will constitute more than 10% of the issued Minewest Shares as of the Effective Date:

Name and Municipality of Residence	Ownership	Number of Minewest Shares held as at June 30, 2011	Number of Minewest Shares held upon completion of the Arrangement	Percentage of Class of Shares After Giving Effect to Arrangement
Reg Technologies Inc. Richmond, B.C.	Direct	8,000,000	3,287,737 (1)	32.87%
Rapitan Resources Inc. Vancouver, BC	Direct	2,000,000	2,000,000	20.0%
Shareholders of Reg Technologies Inc.	Direct	Nil	4,712,263 (1)	47.12%

(1)
These numbers will be slightly varied when the actual distribution of the Minewest Shares occurs due to the “rounding” that will occur to avoid issuing fractional shares, and due to the arrangement whereby a Reg Shareholders who would receive only a non “Board Lot” of Minewest Shares (i.e. less than 500 Minewest Shares) will be paid in cash in lieu of receiving Minewest Shares.

Directors and Officers of Minewest

The following table sets out the names of the current directors and officers of Minewest, the municipalities of residence of each, all offices currently held by each of them, their principal occupations within the five preceding years, the period of time for which each has been a director or executive officer of Minewest, and the number and percentage of Minewest Shares to be beneficially owned by each, directly or indirectly, or over which control or direction will be exercised, upon completion of the Arrangement:

Name and Municipality of Residence	Position(s) Held in Minewest	Principal Occupation During the Past 5 Years	Period as a Director or Officer of Minewest	No. of Minewest Shares to be Beneficially Owned on Completion of Arrangement(1)	Shares to be Held as a % of Outstanding Minewest Shares(2)
John Robertson Richmond, BC Canada	Director, President and Secretary	President of Linux Gold Corp.; President of SMR Investments Ltd.; President of Teryl Resources Corp.; President of REGI U.S. Inc.; President of IAS Energy, Inc.	Since July 6, 2010	293,138	2.93%
Susanne Robertson Richmond, BC Canada	Director	Director of Teryl Resources Corp.; Director of REGI US Inc.	Since July 22, 2010	723,961	7.24%
Scott Finley West Vancouver, BC	Director		Since July 15, 2011	Nil	Nil

(1)	These are the Distributable Minewest Shares that the persons will receive through their ownership of Reg Shares as of the Share Distribution

Record Date.
(2)      Based upon the number of Minewest Shares issued and outstanding immediately after the Effective Date. Minewest’s Board of Directors has not formed any committees as it is still an inactive non-reporting company.

Corporate Cease Trade Orders or Bankruptcies

On October 2, 2009, a cease trade order was issued by the BCSC against IAS Energy, Inc. (“IAS”), a company with related directors and officers, for failure to file its interim unaudited financial statements for the three months ended July 31, 2009. The cease trade order was revoked on November 30, 2009 following filing of its annual financial statements and related MD&A. On September 7, 2010, the BCSC issued a cease trade order against IAS for failure to file its annual audited financial statements and related MD&A. The cease trade order was revoked on October 8, 2010 following filing of its annual financial statements and related MD&A.

On December 3, 2007 the BCSC issued a cease trade order against Linux Gold Corp. (“Linux”), a company with related directors and officers,  for  failure to  file a technical  report and  non-compliant disclosure. The  BCSC  staff  found  that  the  technical  report filed  on

SEDAR on February 22, 2006 was not prepared by a qualified person. The BCSC also found that Linux’s disclosure in the offering memorandum dated April 5, 2007 did not disclose repayment of debt to related parties. Linux filed the required documents on SEDAR to comply with the requirements to rectify the continuous disclosure deficiencies and the cease trade order was revoked by the BCSC on February 8, 2008.

Other than the cease trade orders issued against IAS and Linux, to the knowledge of the Company, no proposed director is, or has, within the 10 years before the date of this Information Circular, been a director or executive office of any company that, while that person was acting in that capacity:

a)
was the subject of a cease trade order or similar order or an order that denied relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or

b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officers, in the company being the subject of a cease trade or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

c)
within a year of that person ceasing to act in that capacity, became bankrupt, make a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Minewest’s Transfer Agent and Registrar

Minewest’s registrar and transfer agent is Equity Financial Trust Company, 1185 West Georgia Street, Suite 1620, Vancouver, British Columbia   V6E 4E6.

Minewest’s Auditor

ACAL Group, Chartered Accountants of 1850 – 1066 West Hastings Street,, Vancouver, BC, Canada V6E 3X2 are the auditors of Minewest.

Minewest’s Material Contracts

The following are the contracts which are material to Minewest and which have been entered into within the two years prior to the date of this Circular:

1. Purchase and Sale Agreement between the Company and Minewest dated August 5, 2010.

2. Arrangement Agreement between the Company and Minewest dated January 15, 2011.

3. Transfer Agency, Registrar and Dividend Disbursing Agent Agreement between Minewest and Equity Financial Trust Company dated February 23, 2011.

The material contracts described above may be inspected at the head office of Minewest at Suite 240 - 11780 Hammersmith Way, Richmond, British Columbia V7A 5E9, during normal business hours prior to the Meeting and for a period of 60 days thereafter.

Promoters

John Robertson who is also the promoter of Reg is the promoter of Minewest.

CAPITAL ALTERATION

The Capital Alteration Resolution is proposed to alter the Company’s authorized capital. Specifically, the authorized capital currently consists of 50,000,000 voting common shares as well as Preferred and Class A non-voting shares. The objective of the resolution is to eliminate the limitation on the number of common shares that the Company would be entitled to issue. The resolution is set out in Schedule A.

LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company or Minewest is or is likely to be a party or of which any of its properties are or, to the best of knowledge of management of Minewest, are likely to be subject.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s audited financial statements for the years ended April 30, 2011 and April 30, 2010 and the accompanying auditor’s report and management’s discussion and analysis. A copy of these financial statements and related management’s discussion and analysis, as well as additional copies of this Circular, may be obtained from SEDAR free of charge at www.sedar.com and upon request from the Company as follows:

       Reg Technologies Inc.
       Suite 240 – 11780 Hammersmith Way
       Richmond, B.C. V7A 5E9
       Telephone: 604-278-5996
       Toll Free: 800-665-4616
       Fax: 604-278-3409
       Website: www.regtech.com

EXPERTS

The audited financial statements of the Company prepared as at April 30, 2011 and 2010, for the years then ended, attached as Schedule F, have been incorporated into the Circular in reliance upon the reports of ACAL Group, a firm of independent chartered accountants, and upon the authority of such firm as experts in accounting and auditing. ACAL Group is independent within the meaning of the applicable rules of professional conduct in Canada.

The financial statements of the Minewest prepared as at April 30, 2011 (audited) and June 30, 2011 (unaudited), attached as Schedule E have been incorporated in reliance upon the reports of ACAL Group, independent chartered accountants, and upon the authority of such firm as experts in accounting and auditing. ACAL Group is independent within the meaning of the applicable rules of professional conduct in Canada.

Paul D. Gray, P.Geol. is the author of the report entitled “Technical Report on the Silverknife Property, Liard Mining Division, British Columbia, Canada” dated February 4, 2011, (Report) which was prepared in accordance with NI 43-101. The technical information concerning the Silverknife Property that is described in this Circular has been extracted from the Report. An extract from the Report is attached as Schedule G. The above technical report is available on SEDAR at www.sedar.com under the Company’s profile. The above technical report did not hold any securities of the Company or of Minewest when he prepared said technical report, nor following the preparation of said technical report did he receive any direct or indirect interest in any securities of the Company or Minewest.

Each of the above named experts has advised the Company that they beneficially own, directly or indirectly, none of the outstanding shares of the Company or Minewest.

DIRECTORS’ APPROVAL

The contents and the sending of this Notice of Meeting and Circular have been approved by the Board of Directors of the Company. Dated this 11th day of October, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

SCHEDULE A

THE ARRANGEMENT AND MINEWEST STOCK OPTION PLAN RESOLUTIONS

A.	SPECIAL RESOLUTION - ARRANGEMENT UNDER PART 9, DIVISION 5 OF THE BUSINESS

CORPORATIONS ACT (BRITISH COLUMBIA)

BE IT RESOLVED as a special resolution that:

1.
the Arrangement Agreement dated effective June 2, 2011 between Reg Technologies Inc. (the “Company”) and Minewest Silver and Gold Inc. (“Minewest”) attached as Schedule B to the Circular is hereby confirmed, ratified and approved;

2.
the arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) substantially as set forth in the Plan of Arrangement attached as Exhibit II to Schedule B to the Circular is hereby approved and authorized;

3.
notwithstanding that this special resolution has been passed by the Reg Shareholders or that the Arrangement has received the approval of the Supreme Court of British Columbia, the board of directors of the Company may amend the Arrangement Agreement and the Plan of Arrangement to the extent permitted by the Arrangement Agreement and/or decide not to proceed with the Arrangement or revoke this special resolution at any time prior to the filing of a certified copy of the court order approving the Arrangement with the Registrar of Companies for British Columbia without further approval of the Reg Shareholders; and

4.
any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all documents and instruments and take all such other actions as may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

B.           ORDINARY RESOLUTION – ALTERATION OF AUTHORIZED CAPITAL

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. the limitation on the number of Common shares the Company is authorized to issue be eliminated.

2. the authorized capital of the Company shall be: An unlimited number of Common shares without par value 10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares 5,000,000 Class A non-voting shares without par value.   Special rights and restrictions apply.

A-1

SCHEDULE B

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated as of the 2nd day of June, 2011. BETWEEN:

REG TECHNOLOGIES INC., a corporation existing under the
Business Corporations Act (British Columbia)

(“Reg”) AND:

MINEWEST SILVER AND GOLD INC., a corporation existing under the
Business Corporations Act (British Columbia)

(“Minewest”)

WHEREAS:

(A)                       Reg and Minewest have agreed to proceed with a corporate restructuring by way of a Plan of Arrangement whereby:

(i)	certain assets of Reg have been transferred to Minewest in exchange for 8,000,000 Minewest Shares;
(ii)	Reg will reorganize its share capital; and
(iii)	Reg will distribute certain Minewest Shares to the Reg Shareholders of record at the close of business on the Share Distribution Record Date;
(B)                       Reg proposes to convene a meeting of the Reg Shareholders to consider the Arrangement pursuant to Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement attached as Exhibit I hereto; and

(C)                       The parties have has agreed to participate in and support the Arrangement.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND EXHIBIT

1.1           Definitions: In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Agreement” means this agreement including the exhibits attached hereto as the same may be supplemented or amended from time to time;

(b)	“Arrangement” means the arrangement pursuant to Part 9, Division 5 of the BCBCA as contemplated by the provisions of this Agreement and the Plan of Arrangement;

(c)	“Arrangement Provisions” means Part 9, Division 5 of the BCBCA;

(d)	“Asset” means the 45% interest in British Columbia mineral claims of Silverknife #1 and #2 which has been transferred to Minewest pursuant to the Property Purchase Agreement;

(e)	“BCBCA” means the Business Corporations Act, S.B.C. 2002, c.57, as amended;

(f)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, BC;
(g)	“Charter Documents” means Articles and the related Notice of Articles under the BCBCA;

(h)	Closing Date” means the date on which the Minewest Shares are listed on the CNSX;

(i)	“CNSX” means the Canadian National Stock Exchange;

(j)	“Court” means the Supreme Court of British Columbia;

(k)	“Effective Date” shall be the Closing Date;

(l)	“Exchange” means the TSX Venture Exchange;

(m)	“Final Order” means the final order of the Court approving the Arrangement;

(n)	“Information Circular” means the management information circular of Reg to be sent to the Reg Shareholders in connection with the Reg Meeting;

(o)	“Interim Order” means the interim order of the Court providing advice and directions in connection with the Reg Meeting and the Arrangement;

(p)	“Listing Date” means the date the Minewest Shares are listed on the CNSX;

(q)
“New Shares” means the new class of common shares without par value which Reg will create pursuant to §3.1(c)(ii) of the Plan of Arrangement and which, immediately after the Effective Date, will be identical in every relevant respect to the Reg Shares;

(r)
“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(s)	“Plan of Arrangement” means the plan of arrangement attached to this Agreement as Exhibit II as amended from time to time;

(t)	“Registrar” means the Registrar of Companies under the BCBCA;

(u)
“Property Purchase Agreement” means the agreement dated August 5, 2010 between Reg and Minewest, which provided for the sale of the Assets by Reg to Minewest in contemplation of and as part of the Arrangement;

(v)
“Share Distribution Record Date” means the close of business on the day which is four Business Days after the date of the Reg Meeting or such other date as approved by Reg and Minewest, which date establishes the Reg Shareholders who will be entitled to receive Minewest Shares pursuant to the Plan of Arrangement;

(w)	“Minewest” means Minewest Silver and Gold Inc., a company existing under the provisions of the BCBCA;

(x)	“Minewest Shareholders” means the shareholders of Minewest Shares;

(y)	“Minewest Shares” means the common shares without par value in the authorized share structure of Minewest as constituted on the date hereof;

(z)	“Reg” means Reg Technologies Inc., a company existing under the provisions of the BCBCA;

(aa)	“Reg Class A Shares” means the renamed and redesignated Reg Shares as described in §3.1(c)(i) of the Plan of Arrangement;

(bb)	“Reg Class C Preferred Shares” means the Class “C” preferred shares without par value which Reg will create and issue pursuant to §3.1(c)(iii) of the Plan of Arrangement;

(cc)
“Reg Meeting” means the special meeting of the Reg Shareholders to be held on July 15, 2011 and any adjournments thereof, to be held to consider, among other things, and if deemed advisable approve, the Arrangement;

(dd)	“Reg Share Commitment” means an obligation of Reg to issue New Shares pursuant to a Reg Stock Option or Reg Warrant;

(ee)	“Reg Shareholder” has the meaning ascribed to such term in §3.3 of the Plan of Arrangement;

(ff)	“Reg Shares” means the common shares without par value in the authorized share structure of Reg, as constituted on the date hereof;

(gg)	“Reg Stock Option Plan” means the stock option plan of Reg;

(hh)	“Reg Stock Options” means share purchase options issued pursuant to the Reg Stock Option Plan which are outstanding on the Effective Date;

(ii)	“Reg Warrants” means share purchase warrants of Reg which are outstanding on the Effective Date;

(jj)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2 Currency: All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings: The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms “this Agreement”, “hereof”, herein”, “hereunder” and similar expressions refer to this Agreement and the exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4 Number and Gender: In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.5 Date for any Action: In the event that any date on which any action is required to be taken hereunder by Reg or Minewest is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Meaning: Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.7 Exhibits: Attached hereto and deemed to be incorporated into and form part of this Agreement is Exhibit I, a description of the Assets and Exhibit II, the Plan of Arrangement.

ARTICLE 2 ARRANGEMENT

2.1 Arrangement: The parties agree to effect the Arrangement pursuant to the Arrangement Provisions on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2Registration Exemption Under the U.S. Securities Act: The parties agree that the Arrangement will be carried out with the intention that all securities issued pursuant to the Arrangement to the United States Reg Shareholders in exchange for their existing securities will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the "Section 3(a)(10) Exemption"). In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)
the Court will be required to satisfy itself that the terms and conditions of the exchange of securities pursuant to the Arrangement are fair to the Reg Shareholders to whom securities will be issued under the Arrangement;

(d)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Reg Shareholders; and

(e)
the parties will ensure that each Reg Shareholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right.

2.3 Effective Date of Arrangement: The Arrangement shall become effective on the Effective Date as set out in the Plan of Arrangement.

2.4 Filing of Final Material with the Registrar: Subject to the rights of termination contained in Article 6 hereof, upon the Reg Shareholders approving the Arrangement by special resolution in accordance with the provisions of the Interim Order and the BCBCA, Reg obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, Reg on its behalf and on behalf of Minewest shall file the records and information required by the Registrar pursuant to the Arrangement Provisions in order to effect the Arrangement.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

3.1           Representations and Warranties: Each of the parties hereby represents and warrants to the other that:

(a)             it  is a corporation duly incorporated and validly subsisting under the laws of British Columbia and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b)	it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and this Agreement has been duly executed and delivered by it;

(c)
neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of (i) any provision of its Charter Documents or other constating or governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it, or (iii) any agreement or instrument to which it is a party or by which it is bound; and

(d)	no dissolution, winding up, bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it.

ARTICLE 4 COVENANTS

4.1 Commitment to Effect: Subject to termination of this Agreement pursuant to Article 6, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Plan of Arrangement to become effective by no later than December 31, 2011, or by such other date as Reg and Minewest may determine, and in conjunction therewith to cause the conditions described in §5.1 to be complied with prior to the Effective Date.

4.2 Obligation to Execute Documents: Each of the parties covenants with the other that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

4.3 Giving Effect to the Arrangement: The Arrangement shall be effected as follows:

(a)
the parties shall proceed forthwith to apply for the Interim Order providing for, among other things, the calling and holding of the Reg Meeting for the purpose of considering and, if deemed advisable, approving and adopting the Arrangement;

(b)	the Minewest Shareholders shall approve the Arrangement by a consent resolution;

(c)	upon obtaining the Interim Order, Reg shall call the Reg Meeting and mail the Information Circular and related notice of meeting and form of proxy to the Reg Shareholders;

(d)
if the Reg Shareholders approve the Arrangement as set out in §5.1(b) hereof, Reg shall thereafter (subject to the exercise of any discretionary authority granted to Reg’s directors by the Reg Shareholders) take the necessary actions to submit the Arrangement to the Court for approval and grant of the Final Order; and

(e)
upon receipt of the Final Order, Reg shall, subject to compliance with any of the other conditions provided for in Article 5 hereof and to the rights of termination contained in Article 6 hereof, file the material described in §2.4 with the Registrar in accordance with the terms of the Plan of Arrangement.

ARTICLE 5 CONDITIONS

5.1           Conditions Precedent: The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to Reg and Minewest;

(b)
the Arrangement and this Agreement, with or without amendment, shall have been approved at the Reg Meeting by the Reg Shareholders in accordance with the Arrangement Provisions, the Charter Documents of Reg, the Interim Order and the requirements of any applicable regulatory authorities;

(c)
the Arrangement and this Agreement, with or without amendment, shall have been approved by the Minewest Shareholders to the extent required by, and in accordance with the Arrangement Provisions and the Charter Documents of Minewest;

(d)	the Final Order shall have been obtained in form and substance satisfactory to Reg and Minewest;

(e)
the Exchange shall have conditionally approved the Arrangement, including the listing of the Reg Class A Shares in substitution for the Reg Shares, the delisting of the Reg Class A Shares, the listing of the New Shares and the Reg Class C Preferred Shares, the delisting of the Reg Class C Preferred Shares upon their redemption;

(f)	the listing of the Minewest Shares as of the Effective Date;

(g)
all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances, each in form acceptable to Reg and Minewest;

(h)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Arrangement;

(i)	notices of dissent pursuant to Article 5 of the Plan of Arrangement shall not have been delivered by Reg Shareholders holding greater than 3% of the outstanding Reg Shares; and

(j)	this Agreement shall not have been terminated under Article 6 hereof.

Except for the conditions set forth in §(a), §(b), §(c), §(d), §(e) and §(i), which may not be waived, any of the other conditions in this §5.1 may be waived by either Reg or Minewest, as the case may be, at its discretion.

5.2           Closing:   Unless  this   Agreement  is  terminated  earlier   pursuant  to  the  provisions  hereof,  the  parties  shall meet at the offices of Tupper Jonsson & Yeadon, 1710-1177 West Hastings Street, Vancouver, British Columbia, V6E 2L3, at 2:00 p.m. on the Closing Date, or at such other time or on such other date as they may mutually agree, and each of them shall deliver to the other of them:

(a)
the documents required to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the occurrence of the Effective Date; and

(b)	written confirmation as to the satisfaction or waiver by it of the conditions in its favour contained in this Agreement.

5.3           Merger of Conditions:  The conditions set out in §5.1  hereof shall be conclusively deemed  to have been satisfied, waived or released upon the occurrence of the Effective Date.

5.4           Merger    of    Representations    and    Warranties:    The    representations    and    warranties    in    §3.1    shall    be conclusively deemed to be correct as of the Effective Date and each shall accordingly merge in and not survive the effectiveness of the Arrangement.

ARTICLE 6 AMENDMENT AND TERMINATION

6.1 Amendment: Subject to any restrictions under the Arrangement Provisions or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Reg Meeting, but prior to the Effective Date, be amended by the written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Reg Shareholders.

6.2 Termination: Subject to §6.3, this Agreement may at any time before or after the holding of the Reg Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the Board of Directors of Reg without further action on the part of the Reg Shareholders, or by the Board of Directors of Minewest without further action on the part of the Minewest Shareholders, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion by the Board of Directors of Reg or Minewest to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.3 Cessation of Right: The right of Reg or Minewest or any other party to amend or terminate the Plan of Arrangement pursuant to §6.1 and §6.2 shall be extinguished upon the occurrence of the Effective Date.

ARTICLE 7 GENERAL

7.1           Notices: All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered or telecopied, addressed as follows:

in the case of Reg:

Suite 240 11780 Hammersmith Way
Richmond, BC
V7A 5E9

Attention:	John Robertson
Facsimile:	(604) 278-3409

in the case of Minewest:

Suite 1710 1177 West Hastings Street
Vancouver, BC
V6E 2L3

Attention:	Carl R. Jonsson
Facsimile:	(604) 681-0139

7.2 Assignment: None of the parties may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other of them.

7.3 Binding Effect: This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

7.4 Waiver: Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release.

7.5 Governing Law: This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

7.6 Counterparts: This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

7.7 Expenses: All expenses incurred by a party in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne by the party that incurred the expense.

7.8 Entire Agreement: This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supercedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

7.9 Time of Essence: Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

REG TECHNOLOGIES INC.

“John Robertson”
Per:
Authorized Signatory

MINEWEST SILVER AND GOLD INC.

“John Robertson”
Per:
Authorized Signatory

EXHIBIT I

PLAN OF ARRANGEMENT

TO THE ARRANGEMENT AGREEMENT
DATED AS OF THE 2nd DAY OF JUNE, 2011 BETWEEN REG TECHNOLOGIES INC. AND MINEWEST
SILVER AND GOLD INC.

PLAN OF ARRANGEMENT

UNDER PART 9, DIVISION 5 OF

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1                     Definitions:   In   this   plan   of   arrangement,   unless   there   is   something   in   the   subject   matter   or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Arrangement” means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(b)	“Arrangement Agreement” means the arrangement agreement dated as of June 2, 2011 between Reg and Minewest to which this Exhibit is attached, as may be supplemented or amended from time to time;

(c)	“Arrangement Provisions” means Part 9, Division 5 of the BCBCA;

(d)	“Assets” means the mineral properties of Reg described in Exhibit I to the Arrangement Agreement;

(e)	“BCBCA” means the Business Corporations Act, S.B.C. 2002, c.57, as amended;

(f)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, BC;

(g)	“CNSX” means the Canadian National Stock Exchange;

(h)	“Court” means the Supreme Court of British Columbia;

(i)	“Depositary” means Tupper Jonsson & Yeadon, Solicitors for Reg and Minewest;

(j)	“Distributable Minewest Shares” means the Minewest Shares that are to be distributed to the Reg Shareholders pursuant to §3.1(f);

(k)	“Exchange Factor” means one-third (1/3);

(l)	“Final Order” means the final order of the Court approving the Arrangement;

(m)	“Interim Order” means the interim order of the Court providing advice and directions in connection with the Reg Meeting and the Arrangement;

(n)	“Listing Date” means the date on which the Minewest Shares are listed on the CSNX;

(o)
“New Shares” means the new class of common shares without par value which Reg will create pursuant to §3.1 (c)(ii) of this Plan of Arrangement and which, immediately after the Effective Date will be identical in every relevant respect to the Reg Shares;

(p)	“Plan of Arrangement” means this Plan of Arrangement, as amended from time to time;

(q)
“Property Purchase Agreement” means the agreement dated August 5,2011 between Reg and Minewest, which provided for the sale of the Assets by Reg to Minewest in contemplation of and as part of the Arrangement;

(r)	“Registrar” means the Registrar of Companies under the BCBCA;

(s)	“Minewest” means Minewest Silver and Gold Inc., a company existing under the BCBCA;

(t)	“Minewest Shareholders” means the holders of Minewest Shares;

(u)	“Minewest Shares” means the common shares without par value in the authorized share structure of Minewest as constituted on the date hereof;

(v)
“Share Distribution Record Date” means the close of business on the day which is four Business Days after the date of the Reg Meeting or such other date as agreed to by Reg and Minewest, which date establishes the Reg Shareholders who will be entitled to receive Minewest Shares pursuant to this Plan of Arrangement;

(w)	“Reg” means Reg Technologies Inc., a company existing under the BCBCA;

(x)	“Reg Class A Shares” means the renamed and redesignated Reg Shares as described in §3.1 (c)(i) of this Plan of Arrangement;

(y)	“Reg Class C Preferred Shares” means the Class C preferred shares without par value which Reg will create and issue pursuant to §3.1(c)(iii) of this Plan of Arrangement;

(z)	“Reg Meeting” means the special meeting of the Reg Shareholders and any adjournments thereof to be held to consider, among other things, and if deemed advisable approve, the Arrangement;

(aa)	“Reg Share Commitment” means an obligation of Reg to issue Reg Shares to the holders of Reg Stock Options and Reg Warrants as of the Effective Date;

(bb)	“Reg Shareholder” has the meaning ascribed to such term in §3.3;

(cc)	“Reg Shares” means the common shares without par value in the authorized share structure of Reg, as constituted on the date hereof;

(dd)	“Reg Stock Option Plan” means the stock option plan of Reg;

(ee)	“Reg Stock Options” means share purchase options issued pursuant to the Reg Stock Option Plan which are outstanding on the Effective Date;

(ff)	“Reg Warrants” means share purchase warrants of Reg that are outstanding on the Effective Date;

(gg)	“Tax Act” means the Income Tax Act (Canada), as amended; and

(hh)	“Transfer Agent” means Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

1.2 Interpretation Not Affected by Headings: The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms “this Plan of Arrangement”, “hereof’, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number and Gender: Unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and words importing a person shall include a partnership or corporation.

1.4 Meaning: Undefined words and phrases used herein that are defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1                       Arrangement   Agreement:    This   Plan   of   Arrangement   is    made   pursuant   and   subject   to   the Arrangement Agreement.

ARTICLE 3
THE ARRANGEMENT

3.1                       The Arrangement: The Arrangement will be comprised of the following, which shall be deemed to have occurred under the Arrangement and will be deemed to occur in the following chronological order without further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of Reg or Minewest, but subject to the provisions of Article 5:

(a)	Reg has transferred the Assets to Minewest pursuant to the Property Purchase Agreement in consideration for 8,000,000 Minewest Shares and Reg has been added to the central securities register of Minewest in respect of such Minewest Shares;

(b)	the authorized share capital of Reg shall be reorganized by:

(i) altering the identifying name of the Reg Shares to Class A Common shares without par value (the “Reg Class A Shares”),

(ii) creating a class consisting of an unlimited number of common shares without par value (the “New Shares”),

(iii) creating a class consisting of an unlimited number of Class C Preferred shares without par value having the rights and restrictions described in Appendix I hereto (the“Reg Class C Preferred Shares”);

(c)	each issued Reg Class A Share shall be exchanged for one New Share and one Reg Class C Preferred Share and, subject to Article 5, the holders of the Reg Class A Shares shall be removed from the central securities register of Reg and shall be added to that central securities register as the holders of the number of New Shares and Reg Class C Preferred Shares that they have received on the exchange;

(d)	all of the issued Reg Class A Shares shall be cancelled with the appropriate entries being made in the central securities register of Reg and the aggregate paid-up capital (as that term is used for purposes of the Tax Act) of the Reg Class A Shares immediately prior to the Effective Date shall be allocated between the New Shares and the Reg Class C Preferred Shares so that the aggregate paid-up capital of the Reg Class C Preferred Shares is, as far as possible, equal to the aggregate fair market value of the Distributable Minewest Shares as of the Effective Date, and each Reg Class C Preferred Share so issued shall be issued by Reg at an issue price equal to such aggregate fair market value divided by the number of issued Reg Class C Preferred Shares, such aggregate fair market value of the Distributable Minewest Shares to be set and confirmed by resolution of the directors of Reg within a reasonable time after the Effective Date;

(e)	Reg shall redeem the issued Reg Class C Preferred Shares for consideration consisting solely of Distributable Minewest Shares such that each holder of Reg Class C Preferred Shares will, subject to §3.2 and Article 5, receive that number of Distributable Minewest Shares that is equal to the number of Reg Class C Preferred Shares held by such holder multiplied by the Exchange Factor;

(f)	the name of each holder of Reg Class C Preferred Shares shall be removed as such from the central securities register of Reg, and all of the issued Reg Class C Preferred Shares shall be cancelled with the appropriate entries being made in the central securities register of Reg;

(g)	the Distributable Minewest Shares transferred to the holders of the Reg Class C Preferred Shares pursuant to §3.1(f) shall be registered in the names of the former holders of Reg Class C Preferred Shares and appropriate entries shall be made in the central securities register of Minewest;

(h)	the Reg Class A Shares and the Reg Class C Preferred Shares, none of which will be allotted or issued once the steps referred to in §3.1(d) and §(f) are completed, shall be cancelled and the authorized share structure of Reg shall be changed by eliminating the Reg Class A Shares and the Reg Class C Preferred Shares therefrom;

(i)	the Notice of Articles and Articles of Reg shall be amended to reflect the changes to its authorized share structure made pursuant to this Plan of Arrangement; and

(j)	after the Listing Date, all Reg Share Commitments will be exercisable for New Shares at a price per share that is determined by the directors of the Company to be fair, taking into account the value of the Minewest Shares that the holders of the Reg Share Commitments would have received had they exercised their Reg Share Commitments before the Effective Date, such determination to be made within 30 days of the Effective Date.

3.2 No Fractional Shares: Notwithstanding §3.1(f), no fractional Minewest Shares shall be distributed to the Reg Shareholders and as a result all fractional share or warrant amounts arising under such sections, shall be rounded down to the next whole number. Any Distributable Minewest Shares not distributed as a result of this rounding down shall be dealt with as determined by the Board of Directors of Reg in its absolute discretion.

3.3 Reg Shareholder: The holders of the Reg Class A Shares and the holders of New Shares and Reg Class C Preferred Shares referred to in §3.1(d), and the holders of the Reg Class C Preferred Shares referred to in §3.1(f), §3.1(g) and §3.1(h), shall mean in all cases those persons who are Reg Shareholders at the close of business on the Share Distribution Record Date, subject to Article 5.

3.4 Deemed Time for Redemption: In addition to the chronological order in which the transactions and events set out in §3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the redemption of the Reg Class C Preferred Shares set out in §3.1(f) shall occur and shall be deemed to occur immediately after the time of listing of the Reg Class C Preferred Shares on the TSX Venture Exchange on the Effective Date.

3.5           Deemed   Fully   Paid   and   Non-Assessable   Shares:   All   New   Shares,   Reg   Class   C   Preferred   Shares   and
Minewest Shares issued or transferred pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.6 Arrangement Effectiveness: The Arrangement shall become final and conclusively binding on the Reg Shareholders, the Minewest Shareholders, Reg and Minewest on the Effective Date.

3.7 Supplementary Actions: Notwithstanding that the transactions and events set out in §3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of Reg and Minewest shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in §3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, and any necessary additions to or deletions from share registers.

ARTICLE 4 CERTIFICATES

4.1 Reg Class A Shares: Recognizing that the Reg Shares shall be renamed and redesignated as Reg Class A Shares pursuant to §3. 1(c)(i) and that the Reg Class A Shares shall be exchanged partially for New Shares pursuant to §3.1(d), Reg shall not issue replacement share certificates representing the Reg Class A Shares.

4.2 Reg’s Minewest Shares: Recognizing that the Distributable Minewest Shares shall be transferred to the Reg Shareholders as consideration for the redemption of the Reg Class C Preferred Shares pursuant to §3.1(f), Minewest shall issue one share certificate representing all of the Distributable Minewest Shares registered in the name of Reg, which share certificate shall be held by the Depositary until the Distributable Minewest Shares are transferred to the Reg Shareholders and such certificates shall then be cancelled by the Depositary and any balance of the Distributable Minewest Shares distributed, will be reissued in the name of Reg. To facilitate the transfer of the Distributable Minewest Shares to the Reg Shareholders as of the Share Distribution Record Date, Reg shall execute and deliver to the Depositary and the Transfer Agent an irrevocable power of attorney authorizing them to distribute and transfer the Distributable Minewest Shares to such Reg Shareholders in accordance with the terms of this Plan of Arrangement and Minewest shall deliver a treasury order or such other direction to effect such issuance to the Transfer Agent as requested by it.

4.3 Reg Class C Preferred Shares: Recognizing that all of the Reg Class C Preferred Shares issued to the Reg Shareholders pursuant to §3.1(d) will be redeemed by Reg as consideration for the distribution and transfer of the Distributable Minewest Shares under §3.1(f), Reg shall issue one share certificate representing all of the Reg Class C Preferred Shares issued pursuant to §3.1(d) in the name of the Depositary, to be held by the Depositary for the benefit of the Reg Shareholders until such Reg Class C Preferred Shares are redeemed, and such certificate shall then be cancelled.

4.4 Delivery of Minewest Share: On the Effective Date or as soon as practicable thereafter, Minewest shall cause to be issued to the registered holders of Reg Shares as of the Share Distribution Record Date, certificates representing the Minewest Shares to which they are entitled pursuant to this Plan of Arrangement and shall cause such certificates to be mailed to such registered holders.

4.5 New Share Certificates: From and after the Effective Date, share certificates representing Reg Shares immediately before the Effective Date, except for those deemed to have been cancelled pursuant to Article 5, shall for all purposes be deemed to be share certificates representing New Shares, and no new share certificates shall be issued with respect to the New Shares issued in connection with the Arrangement.

4.6 Interim Period: Reg Shares traded after the Share Distribution Record Date and prior to the Listing Date shall represent New Shares, and shall not carry any right to receive a portion of the Distributable Minewest Shares.

ARTICLE 5 RIGHTS OF DISSENT

5.1           Dissent   Right:   Notwithstanding   §3.1   hereof,   holders   of   Reg   Shares   may  exercise  rights   of  dissent   (the “Dissent Right”) in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in sections 242 to 247 of the BCBCA (collectively the “Dissent Procedures”).

5.2           Dealing with Dissenting Shares: Reg Shareholders who duly exercise Dissent Rights with respect to their Reg Shares (“Dissenting Shares”) and who:

(a)	are ultimately entitled to be paid fair value for their Dissenting Shares shall be deemed to have transferred their Dissenting Shares to Reg for cancellation immediately before the Effective Date; or

(b)
for any reason are ultimately not entitled to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Reg Shareholder and shall receive New Shares  and Minewest Shares on the same basis as every other non-dissenting Reg Shareholder;

and in no case shall Reg be required to recognize such persons as holding Reg Shares on or after the Effective Date.

5.3           Reservation of Minewest Shares: If a Reg Shareholder exercises the Dissent Right, Reg shall on the Effective Date set aside and not distribute that portion of the Distributable Minewest Shares that are attributable to the Reg Shares for which the Dissent Right has been exercised. If the dissenting Reg Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Reg shall distribute to such Reg Shareholder his pro rata portions of the Distributable Minewest Shares. If a Reg Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then Reg shall retain the portions of the Distributable Minewest Shares attributable to such Reg Shareholder (the “Non-Distributed Minewest Shares) and the Non-Distributed Minewest Shares shall be dealt with as determined by the Board of Directors of Reg in its absolute discretion.

ARTICLE 6
REFERENCE DATE

6.1           Reference Date: This Plan of Arrangement is dated for reference June 2, 2011.

APPENDIX I TO PLAN OF ARRANGEMENT

SPECIAL RIGHTS AND RESTRICTIONS FOR CLASS C PREFERRED SHARES

The Class C Preferred Shares as a class shall have attached to them the following special rights and restrictions:

Definitions

(1)           In these Special Rights and Restrictions,

(a)	“Arrangement” means the arrangement pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia) as contemplated by the Arrangement Agreement,

(b)	“Arrangement Agreement” means the Arrangement Agreement dated as of June 2, 2011 between the Company and Minewest Silver and Gold Inc.,

(c)	“Reg Shares” means the common shares in the authorized share structure of Reg that have been re-designated as Class A Common shares pursuant to the Plan of Arrangement,

(d)	“Effective Date” means the date upon which the Arrangement became effective,

(e)	“New Shares” means the common shares without par value created in the authorized share structure of Reg pursuant to the Plan of Arrangement, and

(f)	“Plan of Arrangement” means the Plan of Arrangement attached as Exhibit II to the Arrangement Agreement.

(2) The holders of the Class  C Preferred  Shares are not as such entitled to  receive notice of, nor to attend or vote at, any general meeting of the shareholders of the Company.

(3) Class C Preferred Shares shall only be issued on the exchange of Reg Shares for New Shares and Class C Preferred Shares pursuant to and in accordance with the Plan of Arrangement.

(4) The capital to be allocated to the Class C Preferred  Shares shall be the amount determined in accordance with §3.1(e) of the Plan of Arrangement.

(5) The Class C Preferred Shares shall be redeemable by the Company pursuant to and in accordance with the Plan of Arrangement.

(6) A Class C Preferred Share that is or is deemed to be redeemed pursuant to and in accordance with the Plan of Arrangement shall be cancelled and may not be reissued.

SCHEDULE C

NO. SI 16898 VANCOUVER REGISTRY

THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE
BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

and

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
INVOLVING REG TECHNOLOGIES INC., ITS SHAREHOLDERS, and
MINEWEST SILVER & GOLD INC.

REG TECHNOLOGIES INC.

PETITIONER

INTERIM ORDER

BEFORE	) ) )	MONDAY, THE 17TH DAY OF OCTOBER , 2011

THE APPLICATION WITHOUT NOTICE of the Petitioner, Reg Technologies Inc., coming on for hearing at Vancouver, British Columbia on this 17th day of October, 2011; AND ON HEARING R. Michael Tourigny, counsel for the Petitioners, AND UPON READING the Petition herein dated the October 13, 2011, and filed and the Affidavit No. 1 of John G. Robertson sworn the 12th of October, 2011 and filed herein,

THIS COURT ORDERS:

THE MEETING

1. Reg Technologies Inc. ("Reg") is authorized and directed to call, hold and conduct a special meeting (the "Meeting") of the holders of the issued voting common shares ("Reg Shares") comprising the capital of Reg (the "Reg Shareholders") to be held at 11:00 a.m. on November 16, 2011, or any adjournment thereof or, in any event within 60 days of this Order, at

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Suite 1710 - 1177 West Hastings Street, Vancouver, British Columbia or at such other location in Vancouver, British Columbia to be determined by Reg. At the Meeting, Reg Shareholders will, inter alia, consider, and if deemed advisable, approve and adopt, with or without amendment, by way of a special resolution (the "Arrangement Resolution") to be passed by a majority of two-thirds (2/3) of the votes cast by eligible shareholders present in person or by proxy at the Meeting, the Arrangement Agreement and a Plan of Arrangement (the "Arrangement") involving Reg, the Reg Shareholders and Minewest Silver and Gold Inc. ("Minewest"). A copy of the Plan of Arrangement ("Plan of Arrangement") is found at Exhibit II to Schedule B of the Information Circular (the "Information Circular"), a copy of which Information Circular is attached as Exhibit "A" to the Affidavit #1 of John G. Robertson, President of Reg, sworn October 12, 2011 and filed herein (the "Robertson Affidavit").

2. At the Meeting, Reg may also transact such other business as is contemplated by the Information Circular or as otherwise may be properly brought before the Meeting.

3. The Meeting will be called, held and conducted as set out in the Notice of Special Meeting to be delivered to the Reg Shareholders substantially in the form attached to and forming part of the Information Circular, and in accordance with the applicable provisions of the BCA, the Articles of Reg, the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended (the "Securities Act"), and related rules and policies, the terms of the Interim Order and any further Order of this Court, the rulings and directions of the Chairman of the Meeting, and, in accordance with the terms, restrictions and conditions of the Articles of Reg, including quorum requirements and all other matters. To the extent of any inconsistency or discrepancy between the Interim Order and the terms of any of the foregoing, the Interim Order will govern.

MEETING MATERIALS

4.         The following documents, substantially in the form attached as Exhibits "A" and "B" to the Robertson Affidavit being:

Exhibit "A" - Information Circular of Reg with attachments, including the Notice of Special Meeting of Reg Shareholders, Interim Order, and Notice of Hearing of Petition For Final Order;

Exhibit "B" - Form of Proxy for Special Meeting of Reg Shareholders;

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(collectively referred to as the "Meeting Materials");

are approved for use in connection with the Meeting, with such amendments thereto as counsel for Reg may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of the Interim Order.

RECORD DATE FOR NOTICE

5. The Record Date for determination of the Reg Shareholders entitled to receive the Meeting Materials will be the close of business (Pacific Time) on October 4, 2011 (the "Record Date") or such other date as the directors of Reg may determine in accordance with the Articles of Reg, the BCA and the Securities Act, and disclosed in the Meeting Materials.

NOTICE

6. The Meeting Materials, with such amendments or additional documents as counsel for Reg may advise are necessary or desirable, and that are not inconsistent with the terms of the Interim Order, including a copy of the Interim Order, will be sent, at least 21 days before the date of the Meeting, to the Reg Shareholders who are registered shareholders on the Record Date and to brokerage intermediaries on behalf of beneficial Reg Shareholders where applicable and, in the case of Reg Shareholders who are registered Reg Shareholders, by prepaid ordinary mail addressed to each registered Reg Shareholder at his or her address as maintained by the registrar and transfer agent of Reg or delivery of same by courier service or by facsimile transmission or e-mail transmission to any such Reg Shareholder who identifies himself or herself to the satisfaction of Reg and who requests such facsimile or e-mail transmission and, in the case of beneficial Reg Shareholders, in the manner contemplated by National Instrument 54-101 adopted pursuant to the Securities Act and that compliance with this paragraph will constitute good and sufficient notice of the Meeting, service of the Notice of Hearing of Petition For Final Order, and delivery of the Meeting Materials, upon all persons who are entitled to receive notice of these proceedings and no other form of service need be made.

7. The Meeting Materials, with such amendments or additional documents as counsel for Reg may advise are necessary or desirable shall be sent to the holders of share purchase options and warrants of Reg (collectively "Reg Option Holders") by prepaid ordinary mail, at least 21 clear

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days before the date of the Meeting at the addresses of the Reg Option Holders as they appear on the books and records of Reg as of the Record Date. Compliance with this paragraph will constitute good and sufficient notice of the Meeting, service of the Notice of Hearing of Petition For Final Order and delivery of the Meeting Materials upon the Reg Option Holders, and no other form of notice need be made.

8. Service on Reg Shareholders and Reg Option Holders by prepaid ordinary mail or, in the case of delivery by courier to brokerage intermediaries of the Interim Order, shall be effective on the 5th day after the Notice of Hearing of Petition For Final Order and the Interim Order are so mailed or delivered and, in the case of facsimile transmission or email transmission, service shall be effective upon transmission thereof.

9. The accidental omission to give notice of the Meeting or non-receipt of such notice will not invalidate any resolution passed or taken at the Meeting provided quorum requirements are met.

10. Proof of mailing, delivery or facsimile transmission of the Meeting Materials shall be by way of an Affidavit in the name of the person who causes the Meeting Materials to the mailed, delivered or transmitted.

11. No material other than that contained in the Meeting Materials needs to be provided to Reg Shareholders or Reg Option Holders or any other person, in respect of these proceedings and, in particular, service of the Petition and the accompanying Affidavits and additional Affidavits as may be filed, is dispensed with. Any Reg Shareholders or Reg Option Holders or any other person affected by these proceedings who files and delivers to legal counsel for Reg an Appearance herein, shall be entitled to receive copies of all documents filed in these proceedings after the date the Appearance is filed and so delivered.

QUORUM

12. The quorum required at the Meeting shall be the quorum required by the Articles of Reg, being not less than two persons being present in person and being, or represented by proxy, Reg Shareholders holding at least five percent (5%) of the issued shares entitled to be voted at the Meeting.

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PERMITTED ATTENDEES

13.         The persons entitled to attend the Meeting will be the registered and beneficial Reg Shareholders, Reg Option Holders, persons who have received valid proxies from Reg Shareholders or intermediaries, the officers, directors, and advisors of Reg, representatives of Minewest, and such other persons who receive the consent of the Chairman of the Meeting.

VOTING AT THE MEETING

14.         The only persons permitted to vote at the Meeting will be those persons who are at 11:00 a.m. local Pacific time on November 14, 2011:

(a) registered Reg Shareholders;

(b) persons who hold Powers of Attorney authorizing them to attend and vote on behalf of registered Reg Shareholders; and

(c) hold   valid   proxies   granted   to   them   by   registered   Reg   Shareholders   or intermediaries on behalf of unregistered beneficial Reg Shareholders as determined by the Chairman of the Meeting upon consultation with legal counsel to Reg.

15. The requisite approval for the Arrangement Resolution will be two-thirds of the votes cast on the Arrangement Resolution by the Reg Shareholders present in person or by proxy at the Meeting, and such other shareholder approvals as may be required by the TSX Venture Exchange and applicable securities laws.

16. In all other respects, the terms, restrictions and conditions of the constating documents of Reg will apply in respect of the Meeting.

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ADJOURNMENT OF MEETING

17. If Reg deems advisable, Reg is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Reg Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournment and new Meeting date shall be by way of press release issued by Reg and filed on SEDAR.com. No further notice of such adjournment, or the holding of any adjourned Meeting or Meetings, need be given thereafter, unless the period of adjournment is greater than 30 days.

18. The Record Date for Reg Shareholders entitled to notice of the Meeting will not change in respect of adjournments or postponements of the Meeting.

AMENDMENTS

19. Reg is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine, provided it has obtained any required consents, and the Plan of Arrangement as so amended, revised or supplemented will be the Plan of Arrangement which is submitted to the Meeting and which will thereby become the subject of the Arrangement Resolution.

SCRUTINEER

20. A representative of Reg’s registrar and transfer agent (or any agent thereof) (the “Scrutineer”), will be authorized to act as scrutineer for the Meeting.

PROXY SOLICITATION

21. Reg is authorized to permit the Reg Shareholders to vote by proxy using a form of proxy that complies with the Articles of Reg and the provisions of the BCA and the Securities Act relating to the form and content of proxies, and Reg may permit the submission or deposit of the proxies to be by fax or electronically - and Reg may in its discretion waive generally the time limits for deposit of proxies by Reg Shareholders if Reg deems it reasonable to do so.

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DISSENT RIGHTS

22. The Reg Shareholders will, as set out in the Plan of Arrangement, be permitted to dissent from the Arrangement Resolution in accordance with the dissent procedures set forth in Division 2 of Part 8 of the BCA, strictly applied as modified by the Plan of Arrangement and, subject to strict compliance therewith, will be entitled to be paid fair value for their Reg shares.

FINAL APPROVAL HEARING

23. Upon the requisite approval by the Reg Shareholders of the Plan of Arrangement in the manner set forth in the Interim Order, Reg may apply for an order of this Honourable Court under s.291(4) of the BCA approving the Arrangement as provided for in the Plan of Arrangement and for a determination that the terms and conditions of the exchange of securities under the Arrangement are fair to the Reg Shareholders (the “Fiaal Order”), on November 18, 2011 or such later date as counsel for Reg may be heard.

24. Any Reg Shareholder or Reg Option Holder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order provided that such Reg Shareholder or Reg Option Holder shall file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, with this Court and deliver a copy of the filed Response to Petition together with a copy of all materials on which such Reg Shareholder or Reg Option Holder intends to rely at the application for the Final Order to the legal counsel for the Petitioner at McMillan LLP, Barristers & Solicitors, Suite 1500 - 1055 Georgia Street, Vancouver, B.C. V6E 4N7, Attention: R. Michael Tourigny, at or before 12 p.m. on November 15, 2011, subject to the direction of this Honourable Court.

25. If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition, in accordance with the preceding paragraph of the Interim Order, need to be served with notice of the adjourned date.

26. The Final Order, if granted, will provide the basis for Reg to rely on the exemption from registration provided in Section 3 (a) (10) of the United States Securities Act of 1933.

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27. The Petitioner shall not be required to comply with Rules 8-1 and 16-1 of the Supreme Court Civil Rules in relation to the hearing for the Final Order approving the Plan of Arrangement.

VARIANCE

28. Reg is at liberty to apply to this Honourable Court to vary the Interim Order or for advice and direction with respect to the Plan of Arrangement or any of the matters related to the Interim Order and/or such further and other relief as this Honourable Court may consider just.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

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SCHEDULE D

SUMMARY OF DISSENT PROCEDURES

Dissenters’ Rights

The BCBCA does not contain a provision requiring the Company to purchase Reg Shares from Reg Shareholders who dissent from the Arrangement. However, pursuant to the terms of the Interim Order and the Plan of Arrangement, the Company has granted the Reg Shareholders who object to the Arrangement Resolution the right to dissent (the “Dissent Right”) in respect of the Arrangement. The Dissent Right is granted in Article 5 of the Plan of Arrangement and is summarized below. The following is a summary only and Reg Shareholders are referred to the full text of Sections 242 to 247 of the BCBCA which is attached to this summary.

A Reg Shareholder who wishes to exercise his or her Dissent Right (a “Dissenting Reg Shareholder”) must give written notice of his or her dissent (a “Notice of Dissent”) to the Company at its head office at Suite 240 – 11780 Hammersmith Way, Richmond, British Columbia V7A 5E9, marked to the attention of the President, by delivering the Notice of Dissent to the Company not later than two days before the Meeting or by mailing the Notice of Dissent to the Company by registered mail postmarked not later than two days before the Meeting. A Reg Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Reg Shareholder, if the Reg Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns Reg Shares in the Reg Shareholder’s name and on whose behalf the Reg Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a)	identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b)
set out the number of Reg Shares in respect of which the Reg Shareholder is exercising the Dissent Right (the “Notice Shares”), which number cannot be less than all of the Reg Shares held by the beneficial holder on whose behalf the Dissent Right is being exercised;

(c)
if the Notice Shares constitute all of the Reg Shares of which the Dissenting Reg Shareholder is both the registered owner and beneficial owner and the Dissenting Reg Shareholder owns no other Reg Shares as beneficial owner, a statement to that effect;

(d)
if the Notice Shares constitute all of the shares of which the Dissenting Reg Shareholder is both the registered and beneficial owner but the Dissenting Reg Shareholder owns other Reg Shares as beneficial owner, a statement to that effect, and

(i)	the names of the registered owners of those other shares,

(ii)	the number of those other shares that are held by each of those registered owners, and

(iii)	a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e)	if dissent is being exercised by the Dissenting Reg Shareholder on behalf of a beneficial owner who is not the Dissenting Reg Shareholder, a statement to that effect, and

(i)	the name and address of the beneficial owner, and

(ii)
a statement that the Dissenting Reg Shareholder is dissenting in relation to all of the Reg Shares beneficially owned by the beneficial owner that are registered in the Dissenting Reg Shareholder’s name.

The giving of a Notice of Dissent does not deprive a Dissenting Reg Shareholder of his or her right to vote at the Meeting on the Arrangement Resolution. A vote against the Arrangement Resolution or the execution or exercise of a proxy does not constitute a Notice of Dissent. A Reg Shareholder is not entitled to exercise a Dissent Right with respect to any Reg Shares if the Reg Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Arrangement Resolution. A Dissenting Reg Shareholder, however, may vote as a proxy for a Reg Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Dissent Right.

If the Company intends to act on the authority of the Arrangement Resolution, it must send a notice (the “Notice to Proceed”) to the Dissenting Reg Shareholder promptly after the later of:

(a)	the date on which the Company forms the intention to proceed, and

(b)	the date on which the Notice of Dissent was received.

If the Company has acted on the Arrangement Resolution it must promptly send a Notice to Proceed to the Dissenting Reg Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that the Company intends to act or has acted on the authority of the Arrangement Resolution and advise the Dissenting Reg Shareholder of the manner in which dissent is to be completed.

On receiving a Notice to Proceed, the Dissenting Reg Shareholder is entitled to require the Company to purchase all of the Reg Shares in respect of which the Notice of Dissent was given.

A Dissenting Reg Shareholder who receives a Notice to Proceed is bound to sell its Reg Shares to the Company and must send to the Company within one month after the date of the Notice to Proceed:

(a)	a written statement that the Dissenting Reg Shareholder requires the Company to purchase all of the Notice Shares;

(b)	the certificates representing the Notice Shares; and

(c)
if dissent is being exercised by the Reg Shareholder on behalf of a beneficial owner who is not the Dissenting Reg Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other Reg Shares and if so, setting out:

(i)	the names of the registered owners of those other Reg Shares,

(ii)	the number of those other Reg Shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other Reg Shares, whereupon the Company is bound to purchase them in accordance with the Notice of Dissent.

The Company and the Dissenting Reg Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, the Company must either promptly pay that amount to the Dissenting Reg Shareholder or send a notice to the Dissenting Reg Shareholder that the Company is unable lawfully to pay Dissenting Reg Shareholders for their Reg Shares as the Company is insolvent or if the payment would render the Company insolvent.

If the Company and the Dissenting Reg Shareholder do not agree on the amount of the payout value of the Notice Shares, the Dissenting Reg Shareholder or the Company may apply to the court and the court may:

(a)	determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b)	join in the application each Dissenting Reg Shareholder who has not agreed with the Company on the amount of the payout value of the Notice Shares; and

(c)	make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, the Company must either pay that amount to the Dissenting Reg Shareholder or send a notice to the Dissenting Reg Shareholder that the Company is unable lawfully to pay Dissenting Reg Shareholders for their shares as the Company is insolvent or if the payment would render the Company insolvent. If the Dissenting Reg Shareholder receives a notice that the Company is unable to lawfully pay Dissenting Reg Shareholders for their Reg Shares the Dissenting Reg Shareholder may with in 30 days after receipt, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Dissenting Reg Shareholder remains a claimant against the Company to be paid as soon as the Company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders.

Any notice required to be given by the Company or a Dissenting Reg Shareholder to the other in connection with the exercise of the Dissent Right will be deemed to have been given and received, if delivered, on the day of delivery, or, if mailed, on the earlier of the date of receipt and the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

A Reg Shareholder who:

(a)	properly exercises the Dissent Right by strictly complying with all of the procedures (“Dissent Procedures”) required to be complied with by a Dissenting Reg Shareholder, will

(i)	be bound by the Dissent Rights set forth in Article 5 of the Plan of Arrangement,

(ii)	be deemed not to have participated in the Arrangement, and

(iii)	cease to have any rights as a Reg Shareholder other than the right to be paid for the Reg Shares by the Company in accordance with the Dissent Procedures, or

b)	(seeks to exercise the Dissent Right, but

(i)	who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Dissenting Reg Shareholder, or

(ii)	subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent,

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Reg Shareholder and will receive New Shares in exchange for his or her Reg Shares and his or her pro rata portion of the Minewest Shares to be distributed under the Arrangement based upon the number of Reg Shares of which such Dissenting Reg Shareholder is the registered holder. The Company may in its sole discretion, waive any non-compliance by a Reg Shareholder with any of the provisions of Article 5 of the Plan of Arrangement in order to give effect to a Reg Shareholders’ Dissent Rights.

A Dissenting Reg Shareholder may not withdraw a Notice of Dissent without the consent of the Company. A Dissenting Reg Shareholder may, with the written consent of the Company, at any time prior to the payment to the Dissenting Reg Shareholder of the full amount of money to which the Dissenting Reg Shareholder is entitled under Article 5 of the Plan of Arrangement, abandon such Dissenting Reg Shareholder’s dissent to the Arrangement by giving written notice to the Company, withdrawing the Notice of Dissent, by depositing such notice with the Company, or mailing it to the Company by registered mail, at its head office at Suite 240 – 11780 Hammersmith Way, Richmond, British Columbia V7A 5E9, marked to the attention of the President and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting Reg Shareholder and will receive such number of Minewest Shares, to which he or she is entitled under the Arrangement.

Reg Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.

DISSENT PROVISIONS OF THE BCBCA

Division 2 — Dissent Proceedings

Definitions and application

237 (1) In this Division:
“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;
“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;
“payout value” means,
(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,
(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or
(c)in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.
(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that
(a) the court orders otherwise, or
(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent
238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:
(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;
(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;
(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;
(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;
(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;
(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;
(g) in respect of any other resolution, if dissent is authorized by the resolution;
(h) in respect of any court order that permits dissent.
(2) A shareholder wishing to dissent must
(a) prepare a separate notice of dissent under section 242 for
(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and
(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,
(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and
(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.
(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must
(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and
(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.
(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must
(a) provide to the company a separate waiver for
(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and
(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and
(b) identify in each waiver the person on whose behalf the waiver is made.
(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to
(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and
(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.
(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,
(a) a copy of the proposed resolution, and
(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.
(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,
(a) a copy of the proposed resolution, and
(b) a statement advising of the right to send a notice of dissent.
(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,
(a) a copy of the resolution,
(b) a statement advising of the right to send a notice of dissent, and
(c) if the resolution has passed, notification of that fact and the date on which it was passed.
(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders
241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent
(a) a copy of the entered order, and
(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,
(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,
(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or
(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of
(i) the date on which the shareholder learns that the resolution was passed, and
(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.
(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company
(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or
(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.
(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company
(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or
(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.
(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:
(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;
(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and
(i) the names of the registered owners of those other shares,
(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;
(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and
(i) the name and address of the beneficial owner, and
(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.
(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,
(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of
(i) the date on which the company forms the intention to proceed, and (ii) the date on which the notice of dissent was received, or
(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.
(2) A notice sent under subsection (1) (a) or (b) of this section must
(a) be dated not earlier than the date on which the notice is sent,
(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,
(a) a written statement that the dissenter requires the company to purchase all of the notice shares,
(b) the certificates, if any, representing the notice shares, and
(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.
(2) The written statement referred to in subsection (1) (c) must
(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and
(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out
(i) the names of the registered owners of those other shares,
(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
(iii) that dissent is being exercised in respect of all of those other shares.
(3) After the dissenter has complied with subsection (1),
(a) the dissenter is deemed to have sold to the company the notice shares, and
(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.
(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.
(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.
(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must
(a) promptly pay that amount to the dissenter, or
(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.
(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may
(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,
(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and
(c) make consequential orders and give directions it considers appropriate.
(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must
(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or
(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.
(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or
(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.
(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that
(a) the company is insolvent, or
(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:
(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;
(b) the resolution in respect of which the notice of dissent was sent does not pass;
(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;
(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;
(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;
(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;
(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;
(h) the notice of dissent is withdrawn with the written consent of the company;
(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,
(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,
(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and
(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE E

Minewest Silver and Gold Inc.

Financial Statements

Period from Incorporation on July 6, 2010 to April 30, 2011 (Audited)

Period from May 1, 2011 to June 30, 2011 (Unaudited)

SUITE 1850 1066 WEST HASTINGS STREET VANCOUVER, BC, V6E 3X2 T: 604.683.3850 F: 604.688.8479

ACAL Group
CHARTERED ACCOUNTANTS
INDEPENDENT AUDITORS’ REPORT	PCAOB & CPAB Registrant

To:	the Shareholders of
Minewest Silver and Gold Inc.

We have audited the accompanying financial statements of Minewest Silver and Gold Inc. (“the Company”), which comprise the balance sheet as at April 30, 2011, and the statement of operations, comprehensive loss and deficit and cash flows for the period from incorporation on July 6, 2010 to April 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Minewest Silver and Gold Inc. as at April 30, 2011, and the result of its operations and its cash flows for the period from incorporation on July 6, 2010 to April 30, 2011 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company incurred a net loss of $56,218 during the period from incorporation on July 6, 2010 to April 30, 2011 and, as of that date, had an accumulated deficit of $881,218, since inception. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

“ACAL Group”
Chartered Accountants

Vancouver, British Columbia
August 29, 2011

MINEWEST SILVER AND GOLD INC.
BALANCE SHEETS
(Expressed in Canadian Dollars)

	June 30, 2011 (Fiscal End	)	April 30, 2011
	(Unaudited	)	(Audited	)
ASSETS
Current
Cash	$39,911		$80,581
Amounts receivable	4,214		2,217
Loans receivable from parent company (Note 5)	135,000		90,000
Due from related parties (Note 5)	324		9,951
	179,449		182,749
Reclamation bond	7,700		—
Office equipment	870		950
Mineral property (Note 4)	234,928		232,953
	$422,947		$416,652

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$12,086		$9,070
Due to related parties (Note 5)	1,100		4,100
	13,186		13,170
SHAREHOLDERS’ EQUITY
Share capital (Note 6)	1,000,000		1,000,000
Subscription received (Note 6)	304,700		284,700
Deficit	(894,939)		(881,218)
	409,761		403,482
	$422,947		$416,652

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)
SUBSEQUENT EVENT (Note 10)

Approved by the Board:

“John Robertson”	“Thomas Robertson”
Director	Director

(The Accompanying Notes are an Integral Part of These Financial Statements)

MINEWEST SILVER AND GOLD INC.
STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed in Canadian Dollars)

	Two Months Ended June 30, 2011 (Fiscal End )	July 6, 2010 (Inception ) to April 30, 2011	July 6, 2010 (Inception ) to June 30, 2011 (Fiscal End )
	(Unaudited )	(Audited )	(Unaudited )
EXPENSES
Amortization	$80	$—	$80
Consulting fees (Note 5)	5,125	18,800	23,925
Director and management fees (Note 5)	5,100	9,000	14,100
Office and administration	930	4,234	5,164
Professional fees	1,720	14,347	16,067
Regulatory and transfer agent fees	766	1,274	2,040
Rent (Note 5)	—	8,563	8,563

	13,721	56,218	69,939

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(13,721)	(56,218)	(69,939)

DEFICIT, BEGINNING	(881,218)	—	—
Acquisition of mineral property in excess of carrying cost (Note 4)	—	(825,000)	(825,000)
DEFICIT, ENDING	$(894,939)	$(881,218)	$(894,939)

BASIC AND DILUTED LOSS PER SHARE	$(0.00)	$(0.02)	(0.02)

WEIGHTED AVERAGE SHARES OUTSTANDING	10,000,000	3,436,200	4,551,500

(The Accompanying Notes are an Integral Part of These Financial Statements)

MINEWEST SILVER AND GOLD INC.
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Two Months Ended June 30, 2011 (Fiscal End )	July 6, 2010 (Inception ) to April 30, 2011	July 6, 2010 (Inception ) to June 30, 2011 (Fiscal End
	(Unaudited )	(Audited )	(Unaudited )

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES

Net loss for the period	$(13,721)	$(56,218)	$(69,939)
Items not involving cash	—
Amortization	80	—	80
Changes in non-cash working capital items
Amounts receivable	(1,997)	(2,217)	(4,214)
Due from related parties	9,627	(9,951)	(324)
Accounts payable and accrued liabilities	3,016	9,070	12,086
Due to related parties	(3,000)	4,100	1,100

Cash used in operating activities	(5,995)	(55,216)	(61,211)

INVESTING ACTIVITIES
Loans to parent company	(45,000)	(90,000)	(135,000)
Reclamation bond	(7,700)	—	(7,700)
Office equipment	—	(950)	(950)
Mineral property	(1,975)	(57,953)	(59,928)

Cash used in investing activities	(54,675)	(148,903)	(203,578)

FINANCING ACTIVITY

Proceeds from share subscriptions	20,000	284,700	304,700

INCREASE (DECREASE) IN CASH DURING THE
PERIOD	(40,670)	80,581	39,911
CASH, BEGINNING	80,581	—	—
CASH, ENDING	$39,911	$80,581	$39,911

SUPPLEMENTAL DISCLOSURES
Interest paid	$—	$—	$—
Income taxes paid	$—	$—	$—

SUPPLEMENTAL NON-CASH INVESTMENT
TRANSACTION
Common shares issued for mineral property	$—	$1,000,000	$1,000,000

(The Accompanying Notes are an Integral Part of These Financial Statements)

MINEWEST SILVER AND GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
PERIOD FROM INCORPORATION ON JULY 6, 2010 TO APRIL 30, 2011 (AUDITED)
TWO MONTHS ENDED JUNE 30, 2011 (UNAUDITED)
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Minewest Silver and Gold Inc. (the “Company”) was incorporated on July 6, 2010 under the laws of British Columbia, as a wholly owned subsidiary of Reg Technologies Inc. (“Reg Tech”), a public company listed on the TSX Venture Exchange.

Pursuant to a Plan of Arrangement with Reg Tech, the Company signed an asset transfer agreement (“Transfer Agreement”) on August 5, 2010 with Reg Tech to transfer Reg Tech’s undivided 45% interest in mineral claims in the Liard Mining Division, located in northern British Columbia (the “Silverknife Claims”) to the Company for consideration of cash payment of $25,000 and issuance of 8,000,000 common shares of the Company.

On December 16, 2010 the Company signed an agreement (“Agreement”) with Rapitan Resources Inc. (“Rapitan”) to transfer Rapitan’s undivided 25% interest in mineral claims in the Silverknife Claims to the Company for cash payment of $10,000 and issuance of 2,000,000 common shares of the Company. The transaction was approved by the TSX Venture Exchange on January 20, 2011.

The Company’s principal business activities include the acquisition, exploration and development of mineral property. As at June 30, 2011 and April 30, 2011, the Company had not determined whether the mineral claims to be acquired from Reg Tech and Rapitan are economically recoverable. The recoverability of amounts shown for deferred acquisition costs is dependent on obtaining court approval and Regulatory Approval for the Plan of Arrangement and Agreement respectively, discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral property.

For the period from incorporation on July 6, 2010 to June 30, 2011, the Company incurred a loss of $69,939 (April 30, 2011 period end - $56,218). The Company’s ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining financing and generating revenues sufficient to cover its operating costs. These factors raise substantial doubt about the Company’s ability to continue as a going-concern.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles.

b)	Resource property

All costs related to the acquisition, exploration and development of resource properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves.

MINEWEST SILVER AND GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
PERIOD FROM INCORPORATION ON JULY 6, 2010 TO APRIL 30, 2011 (AUDITED)
TWO MONTHS ENDED JUNE 30, 2011 (UNAUDITED)
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	c)	Asset retirement obligations

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”), Handbook Section 3110 Asset Retirement Obligations, which requires the estimated fair value of a liability for an asset retirement obligation be recognized when it can be reasonably estimated. This includes obligations related to future removal of property and equipment, and site restoration costs. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. As at June 30, 2011 and April 30, 2011, the Company has not recognized any asset retirement obligations.

	d)	Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date with resulting exchange gains and losses being included in the determination of income.

	e)	Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period.

	f)	Income taxes

The Company uses the asset and liability method for recording income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets using the tax rates anticipated to apply in the periods that temporary differences are expected to reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

	g)	Financial instruments

The Company’s financial instruments consist of cash, amounts due from related parties, loans receivable from parent company, accounts payable and amounts due to related parties. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

MINEWEST SILVER AND GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
PERIOD FROM INCORPORATION ON JULY 6, 2010 TO APRIL 30, 2011 (AUDITED)
TWO MONTHS ENDED JUNE 30, 2011 (UNAUDITED)
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Financial instruments (continued)

The Company has classified its financial instruments as follows:

i)	Cash as held-for-trading and measured at fair value with changes in fair value recognized in net loss.

ii)	Loans to parent company and amounts due from related parties as loans and receivable and measured at amortized cost.
iii)	Accounts payable and amounts due to related parties are classified as other financial liabilities and measured at amortized cost.

h)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of estimates include valuation of income tax asset. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

International financial reporting standards

Under the pronouncement issued by the CICA Accounting Standards Board in February 2008, effective for its fiscal year commencing July 1, 2011, the Company will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) including restatement of amounts reported for comparative purposes. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal controls over financial reporting and disclosure controls and procedures. The transition will also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements.

The Company completed its IFRS diagnostic plan and is currently preparing its IFRS conversion plan which will outline the steps required to complete the transition to IFRS. As part of its transition process, the Company will continue to invest in training and resources to ensure a timely conversion.

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time. The Company does not expect the adoption of these new accounting standards will have a significant impact on its financial statements.

MINEWEST SILVER AND GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
PERIOD FROM INCORPORATION ON JULY 6, 2010 TO APRIL 30, 2011 (AUDITED)
TWO MONTHS ENDED JUNE 30, 2011 (UNAUDITED)
(Expressed in Canadian Dollars)

4.	INERAL PROPERTY

	April 30,		June 30,
	2011	Additions	2011
Silverknife Claims	(Audited)	(Unaudited)	(Unaudited)
Acquisition cost	$210,000	$-	$210,000
Geological consulting fees	17,311	1,975	19,286
Mineral claims renewal	5,642	-	5,642
	$232,953	$1,975	$234,928

On August 5, 2010, the Company signed a Transfer Agreement with Reg Tech to transfer Reg Tech’s undivided 45% interest in Silverknife Claims for consideration of cash payment of $25,000 and issuance of 8,000,000 common shares of the Company.

The Company paid $25,000 in cash and issued 8,000,000 common shares to Reg Tech on January 17, 2011. The transaction was considered a related party transaction and consequently the cash paid and common shares issued were charged to deficit. See Note 6.

On December 16, 2010 the Company signed an Agreement with Rapitan to transfer Rapitan’s undivided 25% interest in Silverknife Claims to the Company for cash payment of $10,000 and issuance of 2,000,000 common shares of the Company.

The Company paid $10,000 in cash and issued 2,000,000 common shares to Rapitan on January 20, 2011. See Note 6.

5.	RELATED PARTY BALANCES AND TRANSACTIONS

Due from Related Parties

As at June 30, 2011 and April 30, 2011 the Company had $324 and $9,951 respectively due from related parties with a common director. Amounts are related to expenses paid by the Company on behalf of these companies.

As at June 30, 2011 and April 30, 2011 the Company had loans receivable of $135,000 and $90,000 respectively from Reg Tech.

The loans to Reg Tech and amounts due from the related parties are non-interest bearing, unsecured and due upon demand.

MINEWEST SILVER AND GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
PERIOD FROM INCORPORATION ON JULY 6, 2010 TO APRIL 30, 2011 (AUDITED)
TWO MONTHS ENDED JUNE 30, 2011 (UNAUDITED)
(Expressed in Canadian Dollars)

5.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Due to Related Parties

As at June 30, 2011 and April 30, 2011, the Company had $1,100 and $4,100 due to directors respectively. Amounts are non-interest bearing, unsecured and due upon demand.

The Company had the following related party transactions for the two months ended June 30, 2011 and the period from incorporation on July 6, 2010 to April 30, 2011:

	Two Months	July 6, 2010
	Ended	(Inception ) to
	June 30,	April 30,
	2011	2011
	(Unaudited)	(Audited)
	$	$
Acquired mineral claims in Silverknife Claims (Note 4)	-	825,000
Rent	-	8,563
Director and management fees	5,100	9,000
Consulting fees	2,000	12,500

Director, management fees and consulting fees are paid to directors of the Company.

On May 1, 2011 the Company signed a management agreement with a private company controlled by a director of the Company for a term of one year with an automatic renewal at the end of each term. Monthly management fee is $1,500. Rent was paid to this related party until April 30, 2011.

These transactions occurred in the normal course of operations and are measured at fair value, which is the amount of consideration established and agreed to by the parties.

6.	SHARE CAPITAL

Authorized: 50,000,000 common shares without par value.

	Number of	Amount
	share	$

Date of incorporation, July 6, 2010	1	-
Issued for mineral property	10,000,000	1,000,000
Balance, April 30, 2011 (audited)	10,000,001	1,000,000

Cancellation of founding share	(1)	-
Balance, June 30, 2011 (unaudited)	10,000,000	1,000,000

The Company issued one common share to Reg Tech on July 6, 2010, which was cancelled during the two months ended June 30, 2011.

On January 17, 2011 the Company issued 8 million common shares to Reg Tech pursuant to the Transfer Agreement with Reg Tech. The common shares were valued at $0.10 per share.

On January 20, 2011 the Company issued 2 million common shares to Rapitan pursuant to the Agreement with Rapitan. The common shares were valued at $0.10 per share.

During the period from incorporation on July 6, 2010 to April 30, 2011 the Company received cash for shares subscriptions of $214,700 for 2,147,000 common shares of the Company at $0.10 per share. As at the date of this report, these shares have not been issued.

MINEWEST SILVER AND GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
PERIOD FROM INCORPORATION ON JULY 6, 2010 TO APRIL 30, 2011 (AUDITED)
TWO MONTHS ENDED JUNE 30, 2011 (UNAUDITED)
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL (continued)

During April and May, 2011 the Company received gross proceeds of $70,000 for 350,000 units and $20,000 for 100,000 units respectively in conjunction with a private placement. Each unit consists of one common share of the Company and one share purchase warrant exercisable into the Company’s common share at $0.30 per share for a period of one year from the issuance of the private placement units. As at the date of this report, these shares have not been issued.

7.	INCOME TAXES

The Company has losses carried forward of approximately $56,000 to reduce income taxes in future years. The losses expire in 2031.

The Company has not recognized any future income tax asset. The Company has recorded a valuation allowance against its future income tax asset based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carryforward periods to utilize its future tax assets.

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

April 30,
2011
Canadian statutory income tax rate	27.8%

Income tax recovery at statutory rate	$15,629
Valuation allowance	(15,629)
Future income tax recoverable	$-

The tax effects of temporary differences that give rise to future tax asset at fiscal ended April 30, 2011 is presented below:

Non-capital loss carry-forwards	$15,629
Valuation allowance	(15,629)
$-

MINEWEST SILVER AND GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
PERIOD FROM INCORPORATION ON JULY 6, 2010 TO APRIL 30, 2011 (AUDITED)
TWO MONTHS ENDED JUNE 30, 2011 (UNAUDITED)
(Expressed in Canadian Dollars)

8.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sourcing and exploration of its resource property. The Company does not have any externally imposed capital requirements to which it is subject to.

The Company considers cash as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or dispose of assets or adjust the amount of cash.

The Company’s investment policy is to invest its cash in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating year.

9.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK

a)	Financial Instruments

As at June 30, 2011 and April 30, 2011, the Company’s financial instruments include cash, advances to parent company, amounts due from related parties, accounts payable and amounts due to related parties. The carrying value of these instruments approximates their fair values due to the relatively short periods of maturity of these instruments.

b)	Fair Value Measurements

CICA 3862, Financial Instruments – Disclosures, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. CICA 3862 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. CICA 3862 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

MINEWEST SILVER AND GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
PERIOD FROM INCORPORATION ON JULY 6, 2010 TO APRIL 30, 2011 (AUDITED)
TWO MONTHS ENDED JUNE 30, 2011 (UNAUDITED)
(Expressed in Canadian Dollars)

9.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK (continued)

Asset measured at fair value on a recurring basis were presented on the Company’s balance sheet as of June 30, 2011 and April 30, 2011 as follows:

	(Level 1)	(Level 2)	(Level 3)	Total
June 30, 2011 (unaudited)	$	$	$	$
Cash	39,911	-	-	39,911

	(Level 1)	(Level 2)	(Level 3)	Total
April 30, 2011 (audited)	$	$	$	$
Cash	80,581	-	-	80,581

c)	Financial Risks

(i)	Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient financial resources to meet liabilities when due. As at June 30, 2011 and April 30, 2011, the Company had working capital of $166,963 and $169,579 respectively. All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. As at June 30, 2011 and April 30, 2011 the Company has adequate working capital to discharge its existing financial obligations.

(ii)	Interest Rate Risk

In management’s opinion, the Company’s interest rate risk is minimal as the Company does not have any bank indebtedness or loans payable.

(iii)	Foreign Currency Risk

The Company is exposed to currency fluctuations of foreign currencies. The Company transacts in foreign currencies (US dollars) and is therefore exposed to gains or losses on foreign exchange. A significant change in the currency exchange rate between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

(iv)	Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company’s ability to raise capital to fund exploration and development activities may be subject to risks associated with fluctuations in the market price of commodities.

10.	SUBSEQUENT EVENT

There is no subsequent event other than normal course of the business operation.

SCHEDULE F

Reg Technologies Inc.
(A Development Stage Company)

Consolidated Financial Statements
(Expressed in Canadian Dollars)
April 30, 2011

SUITE 1850 1066 WEST HASTINGS STREET VANCOUVER, BC V6E 3X2

T: 604.683.3850	ACAL Group
F: 604.688.8479	Chartered Accountants
PCAOB & CPAB Registrant

INDEPENDENT AUDITORS’ REPORT

To:	the Shareholders of
Reg Technologies Inc.

We have audited the accompanying consolidated financial statements of Reg Technologies Inc. (“the Company”), which comprise the consolidated balance sheets as at April 30, 2011 and 2010, and the consolidated statements of loss, comprehensive loss and deficit and cash flows and shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Reg Technologies Inc. as at April 30, 2011 and 2010, and the result of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $246,000 during the year ended April 30, 2011 and, as of that date, had an accumulated deficit of $21,625,225, since inception. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Other Matter

The consolidated financial statements of the Company for the year ended April 30, 2009, were audited by another auditor who expressed an unmodified opinion on those statements on August 24, 2009.

“ACAL Group”
Chartered Accountants

Vancouver, British Columbia
August 29, 2011

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements. Although we conducted our audit in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated August 29, 2011 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the consolidated financial statements.

“ACAL Group”
Chartered Accountants

Vancouver, British Columbia
August 29, 2011

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		As at
	As at	30 April
	30 April	2010
	2011	$
	$	(Restated 2 (o))
Assets

Current
Cash	88,684	364
GST and interest receivable	14,926	9,882
Prepaid expenses	81,052	1,416
Due from related parties (Note 8)	8,490	28,455
Advances to equity accounted investee (Note 6)	865,607	585,859
	1,058,759	625,976
Equipment (Note 5)	2,169	3,346
Mineral Property (Note 7)	232,953	-

	1,293,881	629,322
Liabilities

Current
Bank indebtedness	-	494
Accounts payable and accrued liabilities	105,912	57,861
Due to related parties (Note 8)	218,878	146,741
Income taxes payable	-	10,317
Share subscription payable (Note 10)	-	58,877
Convertible debt (Note 11)	19,368	-
Financial instrument liability (Note 10)	35,917	135,816
	380,075	410,106

Shareholders' equity
Share Capital (Note 4)	12,372,889	12,082,039
Subscription received (Note 4)	289,200	-
Warrants (Note 4)	237,714	245,518
Contributed Surplus	9,441,987	9,270,884
Equity component of convertible debt (Note 11)	8,485	-
Non-controlling interest	188,756	-
Deficit	(21,625,225)	(21,379,225)

	913,806	219,216

	1,293,881	629,322

Nature and Continuance of Operations (Note 1)
Commitments (Note 9)
Subsequent events (Note 14)

On behalf of the Board:

“John Robertson”	Director	“James L. Vandeberg”	Director
John Robertson		James L. Vandeberg

The accompanying notes are an integral part of these consolidated financial statements.
(1)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year	For the year ended	For the year
	ended April 30,	April 30,	ended April 30,
	2011	2010	2009
	$	$	$

Expenses
Amortization	2,128	3,551	4,042
Shareholder communication	41,106	82,026	140,157
Consulting fees	32,209	16,542	28,094
Foreign exchange loss (gain)	(27,048)	81,608	(59,268)
Interest expense	10,894	-	-
Management and directors' fees (Note 8)	61,200	54,700	50,050
Mineral property maintenance costs	(7,254)	8,060	8,060
Office expenses	27,286	33,719	55,950
Professional fees (Note 8)	99,670	105,851	145,407
Research and development	107,700	227,402	185,955
Rent and utilities (Note 8)	15,680	10,182	39,972
Stock-based compensation (Note 4)	89,776	1,348	90,736
Transfer agent and filing fees	15,101	26,925	42,541
Travel and promotion	7,605	15,211	29,616
Wages and benefits	26,750	22,541	24,313

Loss before other items and income taxes	(502,803)	(689,666)	(785,625)

Other income (expense)
Gain on sale of investee's shares (Note 6)	102,966	142,815	347,099
Net gain on expiration and modification of financial	126,404	6,971	-
instrument liability
Interest income	-	-	-
Unrealized gain (loss) on financial instrument liability	5,872	62,916	14,815

Loss before income taxes	(267,561)	(476,964)	(423,711)

Income tax recovery (expense) - current (Note 12)	10,317	22,062	(32,379)

Net and comprehensive loss	(257,244)	(454,902)	(456,090)

Non-controlling interest	11,244	-	-

Net and comprehensive loss after non-controlling interest	(246,000)	(454,902)	(456,090)

Loss per share - basic and diluted	(0.01)	(0.02)	(0.02)

Weighted average number of common shares outstanding - basic and diluted	29,000,177	26,123,280	24,849,721

The accompanying notes are an integral part of these consolidated financial statements.
(2)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year	For the year	For the year
	ended April 30	ended April 30	ended April 30
	2011	2010	2009
	$	$	$

Cash flows used in operating activities
Net loss	(246,000)	(454,902)	(456,090)
Adjustments to reconcile loss to net cash used by operating activities:
Amortization	2,128	3,551	4,042
Gain on sale of investee's shares	(102,966)	(142,815)	(347,099)
Imputed interest	7,853	-	-
Non-controlling interest	(11,244)	-	-
Net gain on expiration and modification of financial instrument
liability	(126,404)	(6,971)	-
Stock-based compensation	89,776	1,348	90,736
Unrealized (gain) loss on financial instrument liability
	(5,872)	(62,916)	(14,815)
Changes in non-cash working capital items:
Bank indebtedness	(494)	494	-
GST and interest receivable	(5,044)	(872)	(1,990)
Prepaid expenses	(79,636)	360	3,240
Due from related parties	19,965	(8,918)	(3,046)
Accounts payable and accrued liabilities	48,051	(20,541)	33,813
Due to related parties	72,137	146,741	-
Income taxes payable	(10,317)	(22,062)	32,379

	(348,067)	(567,503)	(658,830)

Cash flows provided by investing activities
(Advances to) repayments from equity accounted investee	(279,748)	(49,421)	(424,126)
Proceeds on sale of investee's shares and warrants	76,466	240,395	472,730
Mineral property costs	(32,953)	-	-
Purchase of equipment	(951)	-	(740)

	(237,186)	190,974	47,864

Cash flows provided by financing activities
Proceeds on convertible debt	50,000	-	-
Repayment on convertible debt	(30,000)	-	-
Proceeds from share subscriptions	289,200	-	-
Proceeds from share issuances, net of issuance costs	364,373	375,786	611,815
	673,573	375,786	611,815

Increase (decrease) in cash	88,320	(743)	849
Cash, beginning	364	1,107	258
Cash, ending	88,684	364	1,107

Supplemental Disclosures
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.
(3)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)

	Common Shares #	Common Shares $	Subscription Received $	Contributed Surplus $	Warrants $	Convertible Debt $	Non- controlling Interest $	Deficit $	Total Shareholders’ Equity $
Balance - April 30, 2008 (restated 2 (o))	23,942,759	11,356,689	—	9,162,067	—	(20,468,233)	50,523
Shares issued for cash	1,771,168	444,275	—	—	167,540	—	—	—	611,815
Stock-based compensation	—	—	—	90,736	—	—	—	—	90,736
Net loss	—	—	—	—	—	—	—	(456,090)	(456,090)
	—	—	—
	25,713,927	11,800,964	—	9,252,803	167,540	—	—	(20,924,323)	296,984
Balance - April 30, 2009 (restated 2 (o))			—
Shares issued for cash	2,655,929	281,075	—	—	94,711	—	—	—	375,786
Stock-based compensation	—	—	—	1,348	—	—	—	—	1,348
Expiration of warrants	—	—	—	16,733	(16,733)	—	—	—	—
Net loss	—	—	—	—	—	—	—	(454,902)	(454,902)
	—	—	—
Balance - April 30, 2010	28,369,856	12,082,039	—	9,270,884	245,518	—	—	(21,379,225)	219,216
(restated 2 (o))			—				—
Warrants exercise	460,929	108,610	—	(16,424)	—	—	—		92,186
Shares issued for cash	1,894,333	182,240	—	89,947	—	—	—		272,187
Warrants expiration	—	—	—	150,807	(150,807)	—	—	—	—
Warrants extension	—	—	—	69,480	—	—	—	—	69,480
Option vested	—	—	—	20,296	—	—	—	—	20,296
Subscription received	—	—	289,200	—	—	—	—	—	289,200
Equity component of	—	—	—	—	—	—	—
convertible debt					—	8,485	—		8,485
Non-controlling interest	—	—	—	—	—	—	200,000	—	200,000
Net loss	—	—	—	—	—	—	(11,244)	(246,000)	(257,244)

Balance - April 30, 2011	30,725,118	12,372,889	289,200	9,441,987	237,714	8,485	188,756	(21,625,225)	913,806

The accompanying notes are an integral part of these consolidated financial statements.
(4)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

1.         Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other RandCamTM / RadMax® applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than in the U.S., are held by the Company, which as at April 30, 2011 owns 3.38 million shares of REGI U.S, Inc. (“REGI”) (a U.S. public company) representing a 11.75% interest in REGI. REGI owns the U.S, marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has incurred recurring operating losses as is normal in development stage companies. The Company has accumulated losses of $21,625,225 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

Management is aware that material uncertainties exist, related to current economic conditions, which could adversely affect the Company’s ability to continue to finance its activities. The Company receives interim support from affiliated companies and plans to raise additional capital through debt and/or equity financings. There continues to be insufficient funds to provide adequate working capital to fund ongoing operations for the next twelve months. The Company may also raise additional funds though the exercise of warrants and stock options.

There is no certainty that the Company’s efforts to raise additional capital will be successful. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in normal operations.

2.         Significant Accounting Policies

    a)      Basis of accounting and principles of consolidation
These consolidated financial statements are prepared using Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

These financial statements include the accounts of the Company, its 80% owned subsidiary Minewest Silver and Gold Inc. (“Minewest”) and its 51% owned subsidiary, Rand Energy Group Inc. (“Rand”), which owns a 2.2% (2010 – 2.8%) interest in REGI. The Company also owns a 9.55% (2010 – 10.6%) interest in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trusts agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled (Note 6) and consequently the investment in REGI has been accounted for as an equity investment.

(5)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

2.         Significant Accounting Policies (Cont’d)

    a)      Basis of accounting and principles of consolidation (Cont’d)

All inter-company accounts and transactions have been eliminated on consolidation.

    b)      Investments

Investments in which the Company has the ability to exert significant influence but does not have control are accounted for using the equity method whereby the original cost of the investment is adjusted annually for the Company's share of earnings, losses and dividends during the current year. When the Company’s carrying value in an equity method investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

    c)      Comparative numbers

The 2010 and 2009 comparative numbers have been reclassified, where applicable, in order to conform with the presentation used in the current year.

    d)      Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the useful life and recoverability of long-lived assets, assumptions used in the determination of the fair value of stock-based compensation, assumptions used in determining the fair value of financial instruments and future income tax asset valuation allowances. Actual results could differ from those estimates. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations and future cash flows would be affected.

e)      Equipment

Equipment consists of office furniture and equipment, and computer hardware recorded at cost and amortized on a straight-line basis over a five-year and three-year period, respectively.

(6)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

2.         Significant Accounting Policies (Cont’d)

    f)      Research and development costs

The Company carries on various research and development activities to develop its technology. Research costs are expensed in the periods in which they are incurred. Development costs that meet all of the criteria to be recognized as an intangible asset, including reasonable expectation regarding future benefits, are capitalized and are amortized over their expected useful lives. To date the Company has not capitalized any development costs.

    g)      Mineral property interests

The Company initially records the acquisition of resource property interests, including option payments under purchase agreements at cost which does not necessarily reflect market or recoverable value. Recoverable value is dependent upon the successful funding and development or sale of the mineral interests and is subject to measurement uncertainty. Exploration and development expenditures are deferred and capitalized to a property until the project is put into commercial production, sold, abandoned, or when changes in events or circumstances indicate that the carrying value may be impaired. Where a resource property interest is abandoned, the accumulated acquisition and deferred costs relating to that property are written off to operations.

    h)     Long-lived assets and impairment

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate recoverable values may be less than carrying amounts. Recoverable value determinations are based on management’s estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using fair value determinations based on management’s estimate of recoverable value.

    i)       Foreign currency translation

       (i)      Translation of foreign currency transactions and balances:

Monetary balance sheet items are translated at the rate prevailing at the balance sheet date. Revenues, expenses and non-monetary balance sheet items in foreign currencies are translated into Canadian dollar equivalents at the rate of exchange prevailing on the transaction dates. The resulting exchange gain or loss is included in operations.

(7)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

2.         Significant Accounting Policies (Cont’d)

    i)       Foreign currency translation (Cont’d)

       (ii)        Translation of foreign subsidiary balances:

Foreign currency transactions are translated using the current rate method. Assets and liabilities of non-integrated foreign subsidiaries are translated into Canadian dollar equivalents at the rates of exchange on the balance sheet date. The foreign subsidiary’s operating results are translated into Canadian dollar equivalents using the average exchange rate for the year. Any resulting translation gain or loss is deferred and included as a separate component of shareholders’ equity.

    j)       Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

    k)     Stock-based compensation

The Company has adopted the fair value method of accounting for all stock-based compensation. The fair value of stock options granted is determined using the Black-Scholes option pricing model. Stock-based compensation is expensed over the period of vesting and initially credited to contributed surplus. Any consideration paid on the exercise of stock options is credited to share capital. When options are exercised, previously recorded compensation is transferred from contributed surplus to share capital to fully reflect the consideration for the shares issued.

    l)       Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. However, diluted loss per share is not presented where the effects of various conversions and exercise of options and warrants would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(8)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

2.         Significant Accounting Policies (Cont’d)

    m)   Financial instruments

The Company follows Canadian Institute of Chartered Accountants (“CICA”) Sections 3855, “Financial Instruments – Recognition and Measurement” and Section 3856, “Hedges”. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company’s financial instruments consist of cash, interest receivable, due from (to) related parties, advances to equity accounted investee, accounts payable, shares subscription payable, convertible debt and a financial instrument liability. The carrying values of these financial instruments approximate their fair value unless otherwise noted.

Cash is measured at face value, representing fair value, and classified as held-for-trading. Interest receivable, due from related parties, and advances to equity accounted investee, which are measured at amortized cost, are designated as loans and receivables. Accounts payable, due to related parties and shares subscription payable are measured at amortized cost and designated as other financial liabilities. The financial instrument liability, which is measured at fair value, is classified as held-for-trading.

The Company does not use any hedging instruments.

    n)     Comprehensive income (loss)

The Company follows the CICA Section 1530, “Comprehensive Income”. Section 1530 establishes standards for the reporting and presenting of comprehensive income (loss) which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income (loss) refers to items recognized in comprehensive income (loss) that are excluded from net income (loss).

    o)     Newly adopted standards for the years ended April 30, 2011 and 2010

On May 1, 2008, the Company adopted new CICA accounting standards related to accounting changes, capital disclosures, financial instruments – presentation and disclosure, going concern and credit risk. These standards were adopted on a prospective basis and are primarily related to disclosures. There were no adjustments recorded to opening balance sheet items or deficit as a result of the adoption of these standards.

(9)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

2.         Significant Accounting Policies (Cont’d)

    o)     Newly adopted standards for the years ended April 30, 2011 and 2010 (Cont’d)

Accounting Changes – CICA Handbook Section 1506

This standard establishes criteria for changes in accounting policies, accounting treatment and disclosure regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policies only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policies to be applied retrospectively unless doing so is impracticable.

Capital Disclosure – CICA Handbook Section 1535

This section specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as a capital; (iii) whether the entity has not complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures in Note 13 as recommended by this new section.

Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replaced CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which enables users to evaluate the significance of financial instruments for an entity’s position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, currency risk, interest rate risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after May 1, 2008.

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures that includes additional disclosure requirements about fair value measurements for financial instruments and liquidity risk disclosures. These amendments entail a three level hierarchy that takes into account the significance of the inputs used in making the fair value measurements. Additional disclosure has been included in the Company’s consolidated financial statements (See Note 3).

General Standards of Financial Statement Presentation – CICA Handbook Section 1400

In June 2007, the CICA modified Section 1400 “General Standards of Financial Statement Presentation” to require management assess the Company’s ability to continue as going concern over a period which is at least, but not limited to, twelve months from the balance sheet date. The Company has included disclosures in Note 1 as recommended by this new section.

(10)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

2.       Significant Accounting Policies (Cont’d)

    o)     Newly adopted standards for the years ended April 30, 2011 and 2010 (Cont’d)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities – EIC 173

In January 2009, the CICA approved EIC 173, Credit Risk and the Fair Value of Financial Assets and Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time. The Company has early adopted and applied retroactively these sections on May 1, 2010. As a result, the Company treated $7,137,235 in gain due to ownership of net assets resulting from subsidiary shares issued as equity transactions, which previously have been charged to the statements of loss during the prior years.

    p)     Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of May 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief. The Company is currently in the process of executing an IFRS conversion plan. This will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS as well as certain presentation differences.

(11)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

3.       Financial Instruments

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars. Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations in exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

			Advances to
			Equity
		Due to	Accounted	Accounts
April 30, 2011	Cash	Related Party	Investee	Payable
	$(1,023)	$3,465	$604,869	$21,745

At April 30, 2011 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $63,110.

Interest rate and credit risk

The Company has minimal cash balances and no interest-bearing debt. The Company has no significant concentrations of credit risk arising from operations. The Company's current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 13.

(12)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

3.      Financial Instruments (Cont’d)

Fair Value Measurement

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862 “Financial Instruments Disclosures” requires disclosure of a three-level hierarchy for fair value measurements based upon the significance of inputs used in making fair value measurements as follows:

    - Level 1 - quoted prices in active markets for identical assets or liabilities.
    -  Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).
    - Level 3 - inputs for the asset or liability that are not based on observable market data.

At April 30, 2011, all of the financial instruments measured at fair value are included in Level 1 except financial instrument liability and convertible debts, which are in Level 2.

4.         Common Stock

Authorized

50,000,000 Common shares without par value
10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares 5,000,000 Class A non-voting shares without par value. Special rights and restrictions apply.

Treasury Shares

At April 30, 2011, Rand owns 217,422 (2010 - 217,422) shares of the Company valued at $43,485 that have been deducted from the total shares issued and outstanding. The value of these shares has been deducted from share capital.

(13)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

4.       Common Stock (Cont’d)

Private placements

On January 26, 2010, the Company completed a private placement, whereby it issued 1,012,596 units at $0.15 per unit for proceeds of $151,889. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year. The fair value of the warrants included in the units was estimated to be $0.04 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 1.17%, expected volatility of 97%, an expected life of 1 year and no expected dividends. Finders’ fees of $7,050 were paid in connection with the private placement, which are included in share issuance costs. 172,596 of the warrants were exercised during the year ended April 30, 2011 and the expiration date of the remaining 840,000 warrants was extended to July 26, 2011. The value of the extended warrants was estimated at $6,184 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 1.64%, expected volatility of 148.48%, an expected life of 0.5 year and no expected dividends.   The warrants expired on July 26, 2011.

On March 28, 2010, the Company completed a private placement, whereby it issued 1,643,333 units at $0.15 per unit for proceeds of $246,500. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year. The fair value of the warrants included in the units was estimated to be $0.03 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 0.87%, expected volatility of 99%, an expected life of 1 year and no expected dividends. Finders’ fees of $12,068 were paid in connection with the private placement, which are included in share issuance costs. 288,333 of the warrants were exercised during the year ended April 30, 2011 and the expiration date of the remaining 1,355,000 warrants was extended to September 24, 2011. The value of the extended warrants was estimated at $63,296 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 1.56%, expected volatility of 145%, an expected life of 0.5 year and no expected dividends.

On April 24, 2011, the Company completed a private placement, whereby it issued 1,894,333 units at $0.15 per unit for proceeds of $284,150. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year. The fair value of the warrants included in the units was estimated to be $0.07 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 1.69%, expected volatility of 144%, an expected life of 1 year and no expected dividends. Finders’ fees of $8,500 and other related costs of $3,463 were paid in connection with the private placement, which are included in share issuance costs.

As at April 30, 2011, the Company and Minewest received total subscriptions of $289,200. These shares were not issued as at April 30, 2011.

(14)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

4.         Common Stock (Cont’d)

Stock Options

The Company has implemented a stock option plan (the “Plan”) to be administered by the Board of Directors. Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date.

These options have the following vesting schedule:
i)           Up to 25% of the option may be exercised at any time during the term of the option; such initial exercise is referred to as the “First Exercise”.
ii)           The second 25% of the option may be exercised at any time after 90 days from the date of First
Exercise; such second exercise is referred to as the “Second Exercise”.
iii)           The third 25% of the option may be exercised at any time after 90 days from the date of Second
Exercise; such third exercise is referred to as the “Third Exercise”.
iv)           The fourth and final 25% of the option may be exercised at any time after 90 days from the date of the Third Exercise.
v)           The options expire 60 months from the date of grant.

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum of 12 months with no more than 25% of the options vesting in any three-month period.

During the year ended April 30, 2011, the Company recorded stock-based compensation of $20,296 (2010 -$1,348) as a general and administrative expense.

On April 19, 2010, the Company granted 50,000 stock options from the Plan a consultant exercisable at $0.21 per share, up to April 19, 2015. The fair value of options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 2.74%, expected volatility of 102%, an expected option life of 5 years and no expected dividends. The weighted average fair value of options granted was $0.11 per option. The Company recognized $1,348 as stock-based compensation in relation to this grant, with $4,044 to be recognized in future accounting periods as the options continue to vest.

On October 21, 2010, the Company granted 750,000 stock options from the Plan to a director of the Company exercisable at $0.14 per share, up to October 21, 2015. The fair value of options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.72%, expected volatility of 106%, an expected option life of 5 years and no expected dividends. The weighted average fair value of options granted was $0.11 per option. During the year ended April 30, 2011 the Company recognized $20,296 as stock-based compensation in relation to this grant, with $60,888 to be recognized in future accounting periods as the options continue to vest.

As at April 30, 2011, as the Company believes that it is not probable that any options would vest except the first 25% of the options that vested immediately at a date of the First Exercise, the fair value of the first 25% of the options that vested were charged to the consolidated statements of loss and comprehensive loss.

(15)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

4.         Common Stock (Cont’d)

Stock Options (Cont’d)

The following is a summary of options activities during the years ended April 30, 2011 and 2010:

		Weighted
		average
	Number of	exercise
	options	price
		$
Outstanding at April 30, 2009	1,525,000	0.30
Granted	50,000	0.21
Outstanding at April 30, 2010	1,575,000	0.30
Expired	(750,000)	0.30
Granted	750,000	0.14
Outstanding at April 30, 2011	1,575,000	0.30

Weighted average fair value of options granted during the year ended April 30, 2011		0.11

The following options were outstanding at April 30, 2011:

Expiry Date	Exercise	Number	Remaining
	price	of options	contractual life
			(years)
	$

August 1, 2013	0.40	400,000	2.26
April 22, 2014	0.21	375,000	2.98
April 19, 2015	0.21	50,000	3.97
October 21, 2015	0.14	750,000	4.48

Options Outstanding		1,575,000

Options Exercisable		393,570

(16)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

4.         Common Stock (Cont’d)

Share Purchase Warrants

The following is a summary of warrant activities during the years ended April 30, 2011 and 2010:

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding at April 30, 2009	1,543,168	0.56
Issued	2,655,929	0.20
Expired	(228,000)	0.35
Outstanding at April 30, 2010	3,971,097	0.33
Expired	(1,315,168)	0.60
Exercised	(460,929)	0.20
Issued	1,894,333	0.20
Outstanding at April 30, 2011	4,089,333	0.20

The following warrants were outstanding at April 30, 2011:
Expiry Date	Exercise	Number
	price	of warrants
	$

July 26, 2011	0.20	840,000
September 24, 2011	0.20	1,355,000
February 24, 2012	0.20	1,894,333
Warrants Outstanding		4,089,333

5. Expiry Date
		Accumulated	2011
	Cost	Amortization	Net
Computer hardware	$8,323	$7,187	$1,136
Office furniture and equipment	8,849	7,816	1,033
Total	$17,172	$15,003	$2,169

		Accumulated	2010
	Cost	Amortization	Net
Computer hardware	$7,372	$6,829	$543
Office furniture and equipment	8,849	6,046	2,803
Total	$16,221	$12,875	$3,346

(17)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

6.         Equity Accounted Investee

The Company’s investment in REGI has been reduced to $nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI.

At April 30, 2011, the Company is owed an aggregate of $865,607 (2010 - $585,859) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand.

During the year ended April 30, 2011, the Company recognized a gain of $102,966 (2010 - $142,815) relating to the sale of 458,300 (2010 - 621,725) of shares of REGI by the Company and Rand.

7.         Mineral property, Minewest and Asset Transfer Agreement

On July 20, 2010 the Company signed an asset transfer agreement with its newly incorporated subsidiary, Minewest, a private company incorporated in British Columbia for the purpose of acquiring and exploring mineral properties. In accordance with the agreement the Company transfers its 100% ownership in its undivided 45% interest subject to a 5% net smelter return in 33 mining claims situated in the Tootsee River area in the Province of British Columbia for following consideration:

- Cash payment of $25,000 on or before August 15, 2010 (paid);
- Issuance of 8,000,000 shares of Minewest voting common shares (issued).

Effective December 15, 2010 Minewest signed a purchase agreement with Rapitan Resources Inc. ("Rapitan"), wherein Minewest purchased 100% of Rapitan’s 25% interest in the Silverknife property for the following consideration:

- Cash payment of $10,000 (paid);
- Issuance of 2,000,000 shares of common stocks of Minewest (issued).

As at April 30, 2011, Minewest has incurred acquisition costs of $210,000 and exploration expenditures of $22,953 consisting of geological consulting fees of $17,311 and mineral claim renewal of $5,642 on the Silverknife property.

(18)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

8.         Related Party Transactions

At April 30, 2011, the Company is owed an aggregate of $8,490 (2010 - $28,455) by related parties and owed an aggregate of $218,878 (2010 - $146,741) to related parties. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the President of the Company controls or significantly influences.

During the year ended April 30, 2011, rent of $15,680 (2010 - $10,181) incurred with a company having common officers and directors.

During the year ended April 30, 2011, management fees of $30,000 (2010 - $32,500) were incurred to a company having common officers and directors.

During the year ended April 30, 2011, research and development costs of $75,000 (2010 - $63,300) were paid to a company having common officers and directors.

During the year ended April 30, 2011, management and directors’ fees of $31,200 (2010 - $22,200) were paid to officers, directors and companies controlled by officers and directors for services rendered.

The above transactions were in the normal course of operations and are recorded at their exchange amounts.

9.         Commitments
    a)      In connection with the acquisition of Rand, the Company has the following royalty obligations:

i)          A participating royalty is to be paid based on 5% of all net profits from sales, licenses, royalties or income derived from the patented technology, to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology.

ii)         Pursuant to a letter of understanding dated December 13, 1993, between the Company and REGI
(collectively called the grantors) and West Virginia University Research Corporation (“WVURC”), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

iii)        A 1% net profit royalty will be payable to a director on all U.S. – based sales.

b)	The Company is committed to fund 50% of the further development of the Rand CamTM/Direct Charge Engine Technology.

c)	On November 1, 2010, the Company extended the office lease agreement for one additional year for a total of $13,185.

(19)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

10.        Financial Instrument Liability

Rand’s private sales of REGI shares

On November 9, 2009, Rand sold 238,000 units at US$0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at US$0.35 per share expiring November 9, 2010.   The warrants expired on November 9, 2010.

During March, 2010, 163,000 warrants issued in March, 2009 were exercised at US$0.35 per share of REGI shares and the additional 163,000 shares of REGI were sold by Rand for total proceeds of $58,877(US$57,050). These shares were transferred by Rand to the purchasers on May 4, 2010.

On March 12, 2010, 1,101,933 warrants issued on March 12, 2009 expired, of which 894,333 warrants were extended for one year expiring March 12, 2011. The fair value of the extended warrants on March 12, 2010 was determined using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 0.15%, expected volatility of 117%, an expected option life of 1 year and no expected dividends. These warrants expired on March 12, 2011.

Closing date of sale	# of warrants	Exercise price	Expiry date
March 27, 2008	80,000	US$ 1.50	March 27, 2013
May 6, 2008	40,000	US$ 1.50	May 6, 2013
October 5, 2010	295,300	US$ 0.30	October 5, 2011

The fair value of the warrants as follows:

	Fair value at	Fair value at
Expiry date	April 30, 2011	April 30, 2010
March 27, 2013	$9,874	$6,292
May 6, 2013	5,120	3,120
October 5, 2011	20,923	-
March 12, 2011	-	86,863
November 9, 2010	-	39,541

Total	$35,917	$135,816

(20)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

10.        Financial Instrument Liability (Cont’d)

Black-Scholes Option-Pricing Model Assumptions

The fair value of each warrant issued was calculated using the Black-Scholes option-pricing model with the following assumptions:

	30 April 2011	30 April 2010
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	207.57%	98% - 115%
Risk-free interest rate	1.67%	0.38% - 2.42%
Expected life of warrants (years)	1.91 - 2.02	0.87 - 3.01

Reg Tech’s private sales of REGI shares

On November 9, 2009, Reg Tech sold 280,000 units (2009 – nil units) at $0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at $0.35 per share expiring November 9, 2010.   The warrants expired on November 9, 2010.

The warrants are a derivative, and the proceeds on the sale of the units were bifurcated between the fair value of the common shares and the share purchase warrants. The proceeds allocated to the warrants were $21,304 (2009 - $nil) upon issuance. The fair value of the warrants at the closing date was determined using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 0.31%, expected volatility of 121%, an expected option life of 1 year and no expected dividends. The fair value of the warrants at April 30, 2010 was determined at $21,373 using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 0.24%, expected volatility of 121%, an expected option life of 0.53 year and no expected dividends.

On October 6, 2010, Reg Tech sold 295,300 units $0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at $0.30 per share expiring October 5, 2011.

The warrants are a derivative, and the proceeds on the sale of the units were bifurcated between the fair value of the common shares and the share purchase warrants. The proceeds allocated to the warrants were $32,377 upon issuance. The fair value of the warrants at the closing date was determined using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.21%, expected volatility of 222.74%, an expected option life of 1 year and no expected dividends. The fair value of the warrants at April 30, 2011 was determined at $20,923 using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.10%, expected volatility of 193%, an expected option life of 0.44 year and no expected dividends.

(21)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

11.         Convertible Debenture

On June 1, 2010, the Company issued a convertible debenture for total proceeds of $50,000 which bears interests at 8% per annum payable monthly, is unsecured and due one year from date of issuance. The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share. The Company has the option to repay principal and accrued interest before the due date with 30 days’ notice.

The fair value of the debt component of the convertible loan was estimated using discounted cash flow at 10% for equivalent debt without the conversion feature. The fair value of equity component was estimated using Black-Scholes option pricing model with following assumptions: risk-free interest rate of 1.11%, dividend of 0%, expected life of 1 year and expected volatility of 93%. The debt and equity components of the convertible loans were then measured using the proportional or relative fair value method and were initially recorded at $41,515 and $8,485 respectively.

On February 18, 2011 principal amount of $30,000 was repaid to the debt holder, with loss on early payment of $1,564 recorded as financing cost.

As at April 30, 2011, $6,289 interest has been amortized with its debt component carried at amortized cost of $19,368. As at April 30, 2011, interest of $3,062 has been paid to the lender.

12.         Income Taxes
Net loss before income taxes
Combined federal and provincial income tax rate
Expected income tax recovery

Increase (decrease) due to:
Non-deductible expenses
Change in long-term Canadian tax rate and other
Expiry of non-capital losses
Change in valuation allowance
Non-taxable portion of gain Income tax expense (recovery)

Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	For the year ended	For the year ended
	April 30, 2011	April 30, 2010
	$	$

Net loss before income taxes	(267,561)	(476,964)
Combined federal and provincial income tax rate	27.80%	29.50%
Expected income tax recovery	(74,383)	(140,705)

Increase (decrease) due to:
Non-deductible expenses	37,124	4,898
Change in long-term Canadian tax rate and other	5,008	25,191
Expiry of non-capital losses	-	27,354
Change in valuation allowance	76,185	80,922
Non-taxable portion of gain	(54,251)	(19,722)
Income tax expense (recovery)	(10,317)	(22,062)

(22)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

12.        Income Taxes (Cont’d)
The components of future income tax assets are as follows:

	2011	2010
	$	$

Non-capital losses	767,506	678,000
Intangible assets and other	147,056	160,000
Equipment	49,924	50,000

	964,486	888,000
Valuation allowance	(964,486)	(888,000)
Net future income tax asset assets	-	-

The  Company has  non-capital  losses  of  approximately $3,070,026 that  may be  available  to  offset  future income for income tax purposes.   These losses expire as follows:

$
2014	145,129
2015	211,935
2026	402,253
2027	316,606
2028	571,468
2029	711,984
2030	352,737
2031	357,914
3,070,026

A   full   valuation   allowance   has   been   recorded   against   the   potential   future   income   tax   assets   as   their utilization is not considered more likely than not.

13.        Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its technologies and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company is in the development stage, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the share capital as well as cash, receivables, related party receivables and advances to equity accounted investee.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and short-term investments.

The Company expects its capital resources, which include a share offering and the sale of investee shares and warrants, will be sufficient to carry its research and development plans and operations through its current operating period.

The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the year ended April 30, 2011.

(23)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

14.        Subsequent Events

Convertible Debenture

On June 1, 2011, the convertible debenture for total principal of $20,000 matured and renewed to June 1, 2012. The debenture bears interests at 8% per annum payable monthly and is unsecured. The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share.

Warrants expired

On July 26, 2011, 840,000 warrants of the Company exercisable at $0.20 per share into the Company’s common stock have expired, unexercised.

Private placement

On June 9, 2011, the Company completed a private placement, whereby it issued 2,043,300 units at $0.15 per unit for proceeds of $306,450. Each private placement unit consisted of one common share and one half share purchase warrant. Two half warrants entitle the holder to purchase one additional share of common stock at a price of $0.20 per share for one year.

Minewest subscription received

During May, 2011 Minewest received total subscriptions of $20,000 for 100,000 common shares of Minewest. The shares have not yet been issued.

(24)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

15.        Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP”)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

    a)        Development Stage Company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable products. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

    b)        Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property interests are carried at cost and deferred exploration costs are expensed as incurred.

    c)        Donated Capital

Under US GAAP, the Company recognizes the value of services provided by management at no charge to the Company as donated capital. Under Canadian GAAP, no amount is recognized.

    d)     Asset Retirement Obligations

Under US GAAP, ASC 410, “Asset Retirement and Environmental Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life. For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB Section 3110, “Asset Retirement Obligations”, which are substantially similar to those of ASC 410. The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at April 30, 2011 and 2010.

(25)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

15.        Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP”) (Cont’d)

    e)       Recent Accounting Pronouncements

In June 2009, the FASB issued FASB ASC 105, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”. Under FASB ASC 105 the “FASB Accounting Standards Codification” (“Codification”) will become the source of authoritative US GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification became effective for financial statements issued for interim and annual periods ending after September 15, 2009. On the effective date, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Company changed the Company’s references to U.S. GAAP accounting standards but did not impact the Company’s results of operations, financial position or cash flows.

In June 2009, the Securities and Exchange Commission’s Office of the Chief Accountant and Division of Corporation Finance announced the release of Staff Accounting Bulletin (SAB) No. 112. This staff accounting bulletin amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and Securities and Exchange Commission rules and regulations. Specifically, the staff is updating the Series in order to bring existing guidance into conformity with recent pronouncements by the Financial Accounting Standards Board, namely, Statement of Financial Accounting Standards No. 141 (revised 2007) (ASC Topic 805), Business Combinations, and Statement of Financial Accounting Standards No. 160 (ASC Topic 810), Non-controlling Interests in Consolidated Financial Statements. The statements in staff accounting bulletins are not rules or interpretations of the Commission, nor are they published as bearing the Commission's official approval. They represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

In April 2009, an update was made to the FASB ASC 820, “Fair Value Measurements and Disclosures”, that provides additional guidance for estimating fair value when the volume and level of activity for the assets or liability have significantly decreased. This update is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not impact the Company’s results of operations, financial position or cash flows.

(26)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

15.        Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP”) (Cont’d)

    e)        Recent Accounting Pronouncements (continued)

In April 2009, an update was made to FASB ASC 825, “Financial Instruments”, which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. This update is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not impact the Company’s results of operations, financial position or cash flows.

In May 2009, the FASB announced the issuance of FASB ASC 855, “Subsequent Events”, formerly referenced as SFAS No. 165, Subsequent Events. FASB ASC 855 should not result in significant changes in the subsequent events that an entity reports. Rather, FASB ASC 855 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained. The Company has already adopted this policy and its full disclosure is included in Note 14.

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation – Stock Compensation (ASC 718)”, which addresses the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. The Update provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently evaluating the impact of this update on the financial statements.

(27)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

15.        Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP”) (Cont’d)
    f)        The net loss for the years ended April 30, 2011, 2010 and 2009 and deficit accumulated during the development stage as determined under U.S. GAAP is as follows:

	2011	2010	2009
	$	$	$

Net income (loss), as determined under Canadian GAAP	(246,000)	(454,902)	(456,090)

Deferred exploration expenditures	(22,953)	-	-

Donated services	(151,845)	(161,071)	(171,705)

Net loss, as determined under U.S. GAAP	(420,798)	(615,973)	(627,795)

Loss per share, weighted average basis (excluding escrowed shares) under US GAAP	(0.01)	(0.02)	(0.03)

Deficit accumulated during the development stage, as determined under U.S. GAAP

Beginning of year	(22,971,961)	(22,355,988)	(21,728,193)

Loss for the year	(420,798)	(615,973)	(627,795)

End of year	(23,392,759)	(22,971,961)	(22,355,988)

g)        Material effects of the different generally accepted accounting principles on the Company’s balance sheet as at April 30, 2011 and 2010 are as follows:

	2011	2010
	$	$
Donated capital, under Canadian GAAP	-	-
Donated services	1,744,581	1,592,736
Donated capital, under U.S. GAAP	1,744,581	1,592,736

Mineral property, under Canadian GAAP	232,953	-
Deferred exploration expenditures	(22,953)	-
Mineral property, under U.S. GAAP	210,000	-

Deficit, ending balance, under Canadian GAAP	21,625,225	21,379,225
Deficit, under U.S. GAAP	23,392,759	22,971,961

Net increase to deficit, under U.S. GAAP	1,767,534	1,592,376

(28)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2011 and 2010

15.        Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP”) (Cont’d)

    h)        The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2011	2010	2009
	$	$	$

Cash flows used in operating activities, Canadian GAAP	(348,067)	(567,503)	(658,830)
Adjustment:
Exploration expenditures	(22,953)	-	-
Cash flows used in operating activities, US GAAP	(371,020)	(567,503)	(658,830)

Cash flows provided by financing activities, Canadian and
US GAAP	673,573	375,786	611,815

Cash flows used in investing activities, Canadian GAAP	(237,186)	190,974	47,864
Adjustment:
Exploration expenditures	22,953	-	-
Cash flows used in investing activities, US GAAP	(214,233)	190,974	47,864

(Decrease) increase in cash	88,320	(743)	849
Cash, beginning of year	364	1,107	258
Cash, end of year	88,684	364	1,107

(29)

SCHEDULE G EXTRACT FROM THE

TECHNICAL REPORT
ON THE
SILVERKNIFE PROPERTY,
LIARD MINING DIVISON
BRITISH COLUMBIA, CANADA

for

Teryl Resources Corp.
Reg Technologies Inc.
and
Minewest Silver & Gold Inc.

by

PAUL D. GRAY GEOLOGICAL CONSULTANTS

SILVERKNIFE PROPERTY 59° 56' 13" North Latitude; 130° 21' 09"West Longitude UTM: NAD 83, Zone 9, 6645200N. 424400E. N.T.S. Map Sheet: 104O/16

N.I. 43-101 and 43-101F1
TECHNICAL REPORT

Paul D. Gray, P.Geo.

Paul D. Gray Geological Consultants
February 4, 2011

H:\R\Reg\Reports\Silverknife-Condensed Report.doc

EXECUTIVE SUMMARY

The Silverknife Property (the “Property”, “Silverknife Property” or the “Silverknife Project”, or “Project”) is located in North central British Columbia, Canada in the Liard Mining Division Tootsee River area, approximately 100 km west of the town of Watson Lake, Yukon at roughly (59º 56’ 13” N. Latitude; 130º 21’ 09” W. Longitude). Direct Property access is possible utilizing a network of well-maintained to variably deactivated forest service and mining service roads. The eastern Property boundary lies approximately 1 kilometre from Silvercorp Metals Inc. Silvertip Silver-Zinc-Lead mineral deposit.

Through a series of agreements, the Property is owned as follows:

- Teryl owns 30% and has a 10% Net Profits Interest entitlement (“NPI”);
- Minewest owns 70% subject to the 10% NPI held by Teryl;
- Reg holds a 5% net profits interest against the whole of the Property; and
- a 1% NSR is held against the Property by SMR Investments Ltd.

The Silverknife Property consists two (2) contiguous British Columbia “legacy” (4-post style) mineral claims covering approximately 645 hectares (1,594 acres) and is in good standing with respect to British Columbia Minerals Title Act through January 12, 2012.

The purpose of this report is to present an independent Property review technical report summarizing previous work, reviewing the exploration potential of the Property and making recommendations towards future work on the Property.

The Property lies in the northern portion of the Palaeozoic-Mesozoic Omineca Belt of the Canadian Cordillera, proximal to the margin of the eastern flank of the Cretaceous Cassiar Terrane. The Cassiar Terrane overlies the Mid-Devonian-Mississippian Earn Assemblage which is made up of an accumulation of carbonate to clastic metasedimentary units deposited on the continental margin of ancestral North America. A series of Upper Paleozoic island arc (accreted terrane) assemblages of intrusive and extrusive units structurally overlie the Cassiar terrane and are referred to as the Sylvester allochthon (Early Mississippian to Late Triassic – marginal basin/arc volcano-sedimentary units).

The Property is underlain by lithologies of the Lower Cambrian Rosella Formation (limestones, marbles and dolostones) of the Atan Group and the Cambrian-Ordovician Kechika Group, that are conformably overlain by the hornfelsed Kechika Group clastic sediments. Ordovician-Silurian Road River Group in turn overlies the Kechika and immediately above the Road River Group lithologies lie a resistant package of undeformed quartzites and dolomites of the Silurian-Devonian Tapioca Sandstone. Conformably above the Tapioca Sandstones are dolomites and fossiliferous limestones of the McDame Group. Unconformably overlain on the McDame Gorup are the mudstones, siltstones and sandstones of the Upper Devonian-Lower Mississippian Earn Group.

The Property covers an area which has been prospected and explored for by various operators for base/precious metals (notably silver, zinc, lead copper, and gold) mineral occurrences since the 1950s. In 1955 the first modern systematic mineral exploration programs were initiated in the region with the discovery of galena-rich float on Silvertip Hill (now the Silvertip Property of Silvercorp Metals Inc.). 1956-1957 extensive geochemistry, geophysics, geological mapping, diamond drilling and limited underground development focused on the discovery of silver-zinc-lead deposits was performed on the neighbouring Silvertip property. In 1958 a joint venture was formed among several companies with holdings in the area encompassing what are now the Silvertip and Silverknife properties as well as a substantive amount of mineral claims in the district. The exploration work however was primarily focused on the Silvertip deposit and immediate area. 1960-1968 saw detailed AFMAG and IP geophysical surveys over the Silvertip deposit as well as substantive geological mapping, rock and soil sampling, trenching, stripping and diamond drilling, all of which produced few economic results. The JV subsequently dissolved and little work was done in the district until the 1980s when extensive exploration and development work was seen on the Silvertip property.

In 1983, the Silverknife Property was staked and from 1984-1988 Reg Resources Corp. and Chevron Minerals Inc. a staged series of mineral exploration programs were conducted. Geochemistry and geophysics were the primary initial (1983-1985) exploration tools applied to Property, and following on a number of anomalies discovered in 1985 a 30 hole diamond drill program was completed. Based on this first phase drilling, a “Discovery Zone” of silver-zinc-lead mineralization was uncovered, including the following intersections:

• Hole 85-4: 7.25m of 5.04oz/t Ag, 2.65% Pb and 3.09% Zn
• Hole 85-6: 0.2m of 4.43oz/t Ag, 1.9% Pb and 3.42% Zn
• Hole 85-21: 4.3 m of 29.02oz/t Ag, 10.14% Pb and 7.02% Zn

20 additional holes were collared from 1986-1987, the bulk of which were focused on defining and expanding the “Discovery Zone” mineralization on the Property. The 1987 drilling included the following mineralized intersections:

• Hole 87-35: 18.02 m of 4.17 oz/t Ag, 1.67% Pb and 3.02% Zn
• Hole 87-38: 9.99 m of 5.36 oz/t Ag, 1.73% Pb and 3.15% Zn
• Hole 87-39: 4.63 m of 3.18 oz/t Ag, 4.60% Pb and 3.97% Zn
• Hole 87-40: 5.94 m of 6.20 oz/t Ag, 3.47% Pb and 3.65% Zn
• Hole 87-43: 8.00 m of 2.05 oz/t Ag, 1.59% Pb and 4.85% Zn
• Hole 87-44: 3.66 m of 7.52 oz/t Ag, 6.21% Pb and 4.78% Zn

In 1988, Cordilleran Engineering Ltd. conducted a line cutting, soil sampling, geological mapping and IP survey on the Silverknife Property on behalf of Chevron Minerals Ltd. The objective of the 1988 program was to confirm the geochemical and geophysical anomalies identified by Reg Resources Corp. in the 1984-1987 programs, map the surface geology and re-examine all drill core from the 1985 - 1987 drilling programs. Since this 1988 program no exploration programs have been conducted on the Property.

The exploration programs the Project has seen to date have been run in a systematic fashion and have been comprised on “grassroots” style geochemical and geophysical surveys that identified mineralization targets which were subsequently followed-up with Phase I diamond drilling. The “Discovery Zone” mineralization intersected in the 1985-1987 drilling programs was effectively

The Project has not had a large scale, systematic exploration program conducted over its extents and the mineralization identified to date is open for expansion and delineation.

In the lower elevations of the Property a thick sequence of glacial overburden material obscures all exposures (including the “Discovery Zone” drillout). This fact hampers any exploration techniques beyond systematic diamond drilling. Additionally, the “Discovery Zone” drillout straddles the eastern boundary of the Property and crosses into Silvercorp Metals Inc.’s Silvertip property. It is critical path to identify the location of this mineral claim boundary with respect to the drill collar locations.

In August of 2010, Paul D. Gray Geological Consultants (“PDGGC”) were commissioned to author a technical compilation and review report (“the Report”) on the Silverknife Property. On September 25-26, 2010 Paul D. Gray, P.Geo., conducted a site visit of the Silverknife Property, when the Property was accessed, the Discovery Zone drillout located and GPS surveyed and the historic core storage area visited and assessed. The research, site visit, and data compilation programs conducted with respect to this Report, have lead the author to the conclusion that the Silverknife Property represents a solid base metals exploration target which warrants a systematic and phased series of mineral exploration programs to adequately appraise the Project’s economic potential.

The Silvertip Pb-Zn deposit of Silvercorp Metals Inc. is an advanced exploration/development project currently undergoing extensive mineral exploration (via diamond drilling) and concurrently permitting dewatering of the existing underground workings in support of renewed mine development and mineral processing activities (permitting under small mines permit to allow for shipment 75,000 tonnes per year of product). This project lies approximately one (1) kilometre from the north-eastern boundary of the Property and the mineralization identified to date on the Silverknife Property has been interpreted to be genetically related to the Silvertip mineralization. With this renewed development in the district the Silverknife Property mineralization represents an attractive target to test by a systematic diamond drilling exploration program designed to expand and define additional mineralization on the Property.

A proposed Phase I exploration program consisting of a desk study followed by a series of on-the-ground Property boundary and drill collar location surveys, followed by geophysics and diamond drilling with a recommended budget of $358,700 is recommended for the Silverknife Property. The exploration programs (and budgets), presented herein, are designed to identify the accurate location of the mineral titles boundary with respect to historic drill collars and test the Silverknife Property’s precious and base metal mineral potential and will yield enough information to guide Minewest and Teryl subsequent mineral exploration programs on the Property.

The   Clause   numbering   shown   below   are   the   numbers   of   the   Clauses   in   the Report.

1.0 INTRODUCTION AND TERMS OF REFERENCE

1.1 TERMS OF REFERENCE

This report was prepared to provide a technical report of the Silverknife Project, Liard Mining Division, British Columbia, Canada (the “Property” or the “Project”) to Teryl Resources Corp. (“Teryl”), Reg Technologies Inc. (“Reg”) and Minewest Silver & Gold Inc. (“Minewest”) with their offices at:

#240 - 11780 Hammersmith Way
Richmond, BC
Canada, V7A 5E9

This report was authored by Paul D. Gray Geological Consultants., (“PDGGC”) at the request of Mr. John Robertson, the President of the Companies, to prepare a technical report on the Property, situated in the north central region of British Columbia, Canada, summarizing previous work, review the exploration potential of the Property and to make recommendations towards future work on the Property.

Paul D. Gray, P.Geo., a qualified person has his office at:

350-580 Hornby Street Vancouver, British Columbia Canada, V6C 3B6

1.2           USAGE OF TECHNICAL REPORT

The purpose of this report is to present an independent Property review technical report on the Property. Minewest may also file it as part of an application for the listing of its shares on a Canadian stock exchange.

PDGGC grants authority for the Companies to utilize this report for the aforementioned uses, and all or part may be quoted for these purposes.

This report is considered current as of January 15, 2011.

1.3           PROPERTY INSPECTION SCOPE

Mr. Paul D. Gray, P.Geo., qualified person under the terms of N.I. 43-101, and author of this report, conducted a site visit of the Silverknife Property on September 25-26, 2010. A 4x4 truck was utilized to gain direct access to the Property, and subsequently property reconnaissance and historic work verification program was conducted in conjunction with the on-site Property review. The Property Inspection program was conducted completely under the supervision and guidance of Paul D. Gray, P.Geo. The Property was traversed by vehicle and by foot over the course of the two (2) days, with pertinent   locations   (historic   drill   collar   locations   and   drillcore   storage   area)   visited.      Appendix   I

presents a series of photographs from the Property inspection and sampling program of September 25-26, 2010.

1.4           SOURCES OF INFORMATION

This report is based, in part, on published British Columbia Government reports and maps combined with BC Government A.R.I.S. Assessment Report files as listed in the "References" section at the conclusion of this report. Segments from reports authored by other professionals have been quoted in this report, and are so indicated where used.

The author conducted a research study of all available reports, publications and other documented results concerning the project. These studies were untaken on-line via various B.C. Government websites and company specific searches on SEDAR. The author had conversations with Teryl’s principals regarding the Silverknife Project, the related corporate files as well as discussions on Teryl’s plans for the Property. All utilized reports, documents, and other sources of Information are detailed in the “References” section of this report.

Information beyond the government reports and A.R.I.S. property assessment reports mentioned above were minimal. The report is based heavily on the content of these reports. Additionally, other relevant District assessment reports and Project proximal technical reports were reviewed and borrowed from for this report.

3.0 PROPERTY DESCRIPTION AND LAND TENURE

3.1 DESCRIPTION

The Silverknife Property (“Property”) is located in the Liard Mining Divisions, in the Tootsee River District of North central British Columbia, Canada. The mineral claims comprising the Property are centered roughly at NAD 83 UTM Zone 9 6645200N. 424400E. (59º 56’ 13” N. Latitude; 130º 21’ 09” W. Longitude), and situated on N.T.S. map sheet 104O (1:250,000), 104O/16 (1:50,000) and 104O.099 (1:20,000). The Property consists of the Silverknife Claim Group containing two (2) contiguous British Columbia “legacy’ mineral claims covering approximately 645 hectares (1,594 acres). The Property titles are held registered in the name of Reg - on behalf of itself and the other owners.   Figures 3-1, 3-2, 3-3 and 3-4 illustrate project location and infrastructure at three scales.

Figure 3-4 presents the locations of all BC MINFILE occurrences which relate to known mineralized areas and historic workings in relation to Property boundaries. There are no known tailings ponds nor waste dumps within the Property boundaries.

3.2           TENURE

The Property is composed of two (2) contiguous British Columbia “legacy’ mineral claims covering approximately 645 hectares (1,594 acres).

Table 3-1 summarizes the current claim status of the mineral titles comprising the Silverknife Property and Figures 3-3 and 3-4 illustrate the Mineral Title location of the Silverknife Property.    The current

claims  are in  good  standing with respect to  the British Columbia Government to  January 12, 2012 (Table 3-1).

Table 3-1: Silverknife Property – Mineral Titles Information

Tenure Number	Claim Name	Ownership %	Map Number	Issue Date	Good To Date	Status	Area (ha)*
222242	SILVERKNIFE 1	(100%)	104O099	1983/JAN/12	2012/JAN/12	GOOD	400
222243	SILVERKNIFE 2	(100%)	104O099	1983/JAN/12	2012/JAN/12	GOOD	500

*NB – the Silverknife 1&2 Mineral Claims are legacy mineral claims and not MTO cell claims, the listed area of the mineral claims are based on maximums. The author has calculated the minimum area the Silverknife Property covers.

The MTO claims which comprise the Silverknife Project are centered roughly at NAD 83 UTM Zone 9, 6645200N. 424400E. and has the following UTM (NAD83 Zone 9) Corner coordinates:

Northwest Corner:   422340 E.; 6646630 N.
Southwest Corner:   422270 E.; 6643090 N.
Northeast Corner:     424270 E.; 6646580 N.
Southeast Corner:     423910 E.; 6642110 N.
N.B.   The   Silverknife   mineral   claims   are   irregularly   shaped   and   dispersed;   the   above   coordinates
present the extreme northwest, southwest, northeast and southeast corners, respectively.
In  order  to  maintain  the  Silverknife  Property mineral  tenures  in  good  standing  with  respect  to  the Provincial Government of British Columbia, certain annual Cash payments or equivalent expenses in on-the-ground  based  exploration  work  must  be  applied  to  the  claims  (by  Assessment  Reports  filed with   the   British   Columbia   Government   in   the   case   of   exploration   work).       Expenses   from   valid exploration programs can be applied to the mineral titles within one calendar year of when the work was performed and can extend the expiration dates of the Property for up to a maximum of ten (10) years.

By the Mineral Tenure Act of the Province of British Columbia and by virtue of the exiting agreement on the Property (See Section 3.3), Teryl and Minewest have the right to access for the purposes of conducting mineral exploration the land it has staked.

3.4            PERMITTING AND ENVIRONMENTAL LIABILITIES

No Provincial work permits are currently active on the Property. While the author was unable to verify the existence of any pre-existing permits to conduct exploration activities on the Property, it is assumed that such permits were in place for the 1988 drilling program.

Due to the early stage exploration of this Property, to the best of the author’s knowledge there are no existing environmental liabilities in existence on the Property.

Should a large scale exploration program be mounted on the Silverknife Property, Provincial permits will be required to conduct such work. All exploration and development permits for the Silverknife Project would be issued by the Smithers Regional office of the Liard Mining Divisions of the B.C.

Ministry of Energy, Mines and Petroleum Resources. The Northwest Mining and Minerals Division Smithers Regional office is located at:

Northwest Mining and Minerals Division
3726 Alfred Avenue
Smithers, British Columbia
V0J2N0
Telephone: (250) 847-7383
Fax:   (250) 847-7603

There are no First Nations Reserves located on or near the Silverknife Property. The current Property boundaries exist within an area under a Statement of Intent (“SOI”) with primarily the Ross River Dena    Council/Kaska    Dena. Any    and    all    proposed    work    programs    should    however    include correspondence and consultation with any interested First Nations in the region. In addition, it is recommended that the Liard First Nation in Watson Lake YK., be contacted and consulted with before any work is initiated.

The Silverknife Project lies within the Stikine Forest Region, Stikine Skeena Forest District, Stikine Timber Supply Areas of the British Columbia Ministry of Forests. As with any British Columbia mineral tenure, these rights are subject to compensation to the surface rights holders as a result of its mining and related activities.

Information on Forestry activities can be determined by contacting:

Skeena Stikine Forest District
Bag 6000
Smithers, BC
V0J2N0
Canada
Telephone:   (250) 847-6300
Facsimile:     (250) 84-6353
Email:Forests.SkeenaStikineDistrictOffice@gov.bc.ca

The Silverknife Property lies in a region devoid of Federal or Provincial Parks. The Blue/Dease Rivers Ecological Reserve lies 80 km to the eastof the Property. While the distal location of this ecological reserve is obvious, the existence of the reserve should be taken into account with any potential development or exploration plans. Exploration in B.C. in general, requires a high level of environmental conscientiousness by any exploration, development or mining projects.

4.0        LOCATION, ACCESSIBILITY, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1           LOCATION AND ACCESS

The Silverknife Property is situated within the northeastern extent of the Cassiar Mountain Range in the Skeena Forest Region of North Central British Columbia, centred approximately 100 kilometres west    of    the    town    of    Watson    Lake,    Yukon    Territory    at    NAD    83,    UTM    Zone    9,    6645200N.

424400E.(59º 56’ 13” N. Latitude; 130º 21’ 09” W. Longitude), and situated on N.T.S. map sheet 104O/16 (1:50,000). The Propertyis bounded on all sides by active mineral tenures of Silvercorp Metals Inc. and lies within one (1) km of Silvercorp’s Silvertip Pb-Zn deposit.

Access to the Silverknife Property is afforded via the paved Alaska Highway which connects Whitehorse to Watson Lake, and south to Fort Nelson, B.C. From the 1,128 km marker on the Alaska Highway a well maintained logging/mining gravel road (the Tootsee River Main) leads south for 25 km. At the 25 km point, Silvercorp’s Silvertip mine gate precludes any access to the southern and eastern portions of the Property. The Property is however easily accessed by turning west at the mine gate and driving the northern portions of the claim block. A network of variably deactivated logging and mineral exploration roads allows 4x4 or foot access from there.

Figures 3-1 through 3-4 illustrate the Property’s location and existing access at three distinct scales.

4.2           CLIMATE

The climate of the Silverknife Property is typical of the mountainous regions of northern British Columbia, with wet summers and cold, long, snowy winters. Field exploration programs are best conducted from July through September as snow accumulations (commonly over 1 m) on the Property have been reported from October through June. Historically however, the Property and region have been worked for all 12 months of the year. Temperatures on the Property and in the region have been reported to vary from 20° C in mid-summer to -55° C in the mid-winter.

The closest reporting Environment Canada weather station to the Project is located at Watson Lake, Yukon. The Watson Lake Station is situated at 60°06'59” N Latitude, 128°49'20" W Longitude, elevation 687.40 m.The location and elevation of this station are significantly different than the Property, however the station presents a good general description of the climate at the Property. At the Watson Lake location the mean annual precipitation is 404.4mm with196.5 cm of snow, and average annual temperatures range from -24°C to 21°C, with a mean of -2.9°C (Environment Canada, Canadian Climate Normals 1971-2000). Precipitation in the region is moderate in summer months (59.9 mm in July) and an average of 26 mm in January falling as snow.

4.3           PHYSIOGRAPHY

The terrain of the Silverknife Property can be described as mountainous, and varies from alpine through talus to forested valleys. The topography is dominated by the Tootsee River valley in the north to a high peak above the treeline to the south. Property elevations range from 1,080 metres in the Tootsee River Valley to approximately 1,680 metres above sea-level in the far south. Mature balsam and hemlock, spruce, fir, pine, alder and willow cover much of the northern and eastern lower elevations of the Property while the western upper elevations are sparsely covered by subalpine scrub. Tree line lies at approximately 1,370 metres.

Figures 3-3 and 3-4 present the Property in relation to topography.

Appendix I presents selected photographs of the Property taken during the Property inspection program   of   September   25-26,   2010. These   photographs   illustrate   the   typical   relief   and   general

Property topography and physiography. During the site inspection program an early season snow cover (5-10cm) had recently fallen over the majority of the Property. Stream beds and lakes were uncovered by snow or ice during the visit.

4.4           INFRASTRUCTURE

The Silverknife Property is readily accessible by 4 wheel drive vehicle. Water sources suitable for exploration programs may be found in the small lakes and flowing streams which are common throughout the Property.

The closest full-service airport is located in Whitehorse, YUKON, and closest population centre is Watson Lake, YUKON (population ~1,550). Travel time from Watson Lake is approximately two (2) hours and from Whitehorse approximately 5 hours (345 km). Watson Lake offers all basic services and supplies, adequate accommodations and food establishments to support exploration programs. Able personnel to support mineral exploration programs are available from Watson Lake and/or Whitehorse. The Whitehorse airport supports daily scheduled flights from Vancouver,    B.C. Additionally, the small settlement of Rancheira, YUKON (12 kilometres west of the Alaska Highway turnoff) offers modest accommodations and food/fuel service.

Silvercorp’s Silvertip Pb-Zn mining operation lies within one (1) km of the Silverknife Property. A 50 man camp and all associated facilities have recently been constructed at on Silvercorp’s Property.

The combination of proximate road network access and personnel and supplies from Watson Lake as well as the recent upgrades on the Silvertip property can characterize the Property infrastructure as good.

Figure 3-2 through 3-4 illustrate the described infrastructure in relation to the tenure boundaries.

8.3   PROPERTY MINERALIZATION

The Silverknife Property is interpreted to represent a Zn-Pb+/-Ag carbonate replacement deposit, temporally and structurally related to the nearby Silvertip Deposit of Silvercorp Metals Inc.

To date, massive sulphide mineralization on the Property has only been noted within drillcore from the 1980’s vintage exploration work. In specific, the sulphide minerals associated with increased Property mineralization are (in order of abundance) pyrite, phyrrotite, sphalerite and galena.These sulphides have been noted to be associated with siderite (tan coloured) which shows indications of dolomite replacement and tend to be restricted to narrow fault and fracture zones. To minimal extent, sulphide mineralization has been interpreted to have calc-silicate alteration associations (Medford, 1987).

The sphalerite is described as generally medium-coarse grained occurring as primarily disseminations with local concentrations of up to three (3) cm wide bands (mimicking the folded compositional laying in some cases) within the dolomite sequences. The sphalerite occurs as variable colours from amber through to deep reds and brown/blacks. The galena occurs as large disseminated idiomorphic crystals (1-3 cm) within limestone vugs and as more massive veins (up to 0.3 m wide). The galenas have   been   noted   to   be   commonly   argentiferous,   with   variable   Ag:Pb   ratios   reported   (generally

between 0.5 and 2 oz Ag to 1% Pb ). Pyrite occurspervasively as fine disseminations, reported averages of 1% to 2% (with increases to 3% to 5% in well mineralized areas). The limited calc-silicate alteration noted within the core is commonly associated with phyllitic sequences, and these intervals invariably contain minor pyrite with sparse sphalerite and galena. Siderite in drillcore typically results in higher grade intersections. Tetrahedrite has tentatively been identified as have argentite, pyrargyrite, and Pb-Ag sulfosalts. Sporadic Au values from trace up to .039 oz/ton and Sn values from trace up to 0.25% have been obtained but however no mineralogical associations have been commented on (Medford, 1987).

To date, there has been insufficient exploration to completely define the mineralization controls and only broad interpretations are possible.

In general terms however, the mineralized zones defined by drilling on the Silverknife Property appear to dip northward at about 60°. The mineralization does transect a variety of carbonates (black to very coarse grained translucent marbles and dolomites) with no apparent influence from the hostrock. Mineralization is rare within phyllite sections except where they are interlayered with carbonates, where the carbonates are preferentially replaced by massive sulphide mineralization (Medford, 1987).

The British Columbia Geological Survey characterizes the area of the Silverknife Property in the highest category of mineral potential in the Province.

The BC MINFILE system reports one (1) known mineral prospect within the Property boundaries, the Silverknife Prospect. Figure 3-4 highlights the location of these MINFILE occurrences and in relation to the Property Boundaries and Table 5-1 presents a summary of these MINFILE occurrences and their main mineralization elements.

9.0           CURRENT EXPLORATION

The Silverknife Property has not been actively explored with any on-the-ground programs since 1988.

9.1           EXPLORATION PROGRAM

No exploration programs have been conducted on the Silverknife Property since 1988, and the claims have been maintained in good standing by annual cash in lieu of work payments filed with the B.C. Mineral Titles office

With the authoring of this study, a digital database containing topography, geochemical surveys, geophysical surveys, drilling information, assay data, GPS surveys, sample locations, and geological mapping (regional and Property) has been compiled into a single system. This digital database will allow for continued project analysis and serve as a base for the addition of any new exploration data.

The exploration data is available in Excel, MAPINFO, and ArcGIS file formats.

The Silverknife database is a suitable first step for the Silverknife Project analysis, however it is not yet complete. The main function of the digital compilation was to georeference the location of all reported drillhole locations and results as well as all the geological/geochemical programs which have been conducted on this Property over the last 20+ years. This portion of the database is now complete and offers an ability to review these disparate data in relation to each other (on a Property wide scale) and not simply in relation to each individual program. The compiled data will allow for not only never before available comparative studies but an ability to see where work has been conducted and where it has not. A more robust data package should be compiled to allow for more detailed area assessment within the Property boundaries.

All available geochemical data was digitized where possible for the database including, location and elemental datum. Zn, Pb, and Ag in soils data as these were the most were the elements used in the historic studies (no ICP data is available). From this work statistical calculations were run by the author to determine Property wide baseline geochemical thresholds for anomalous soil geochemical samples.   The author’s recommend that the following baseline elemental data be utilized:

Ag           >1.5 ppm

Zn           >100 ppm

Pb           >300ppm

These thresholds represent a general Property wide guideline and are not lithologically distinct. More detailed studies should be undertaken to attempt to discern differences within these elemental thresholds from one lithology to another. The thresholds do however present an adequate guideline for Property geochemical reconnaissance moving forward.

Additionally, it needs to be noted that the lower elevations of the Property are covered by a thick layer of glacial overburden, including the area of the historical drillout of the Discovery Zone. This valley fill serves to obscure the geochemical signatures beneath. The bulk of the areas covered by the historic geochemical surveys were located outside of this valley fill, however the most prospective mineralized areas detailed to date on the Property (the Discovery Zone) are located beneath a thick glacial overburden.

10.0      DRILLING

Historical reports indicate that the Silverknife Project has been drilled in three (3) distinct campaigns, 1985 (30 holes – 2,344.70 m), 1986 (3 holes – unknown metreage) and 1987 (17 holes -1,822.44 m) for a total of 50 holes totalling 4,167.14 m (see Table 10-1). The majority of the drilling was completed on a grid based drill fences designed to locate and define the irregular replacement style Zn-Pb manto-style mineralized bodies interpreted to exist on the Property.

The drilling programs were all conducted by Reg Resources Corp. and under the supervision of Gary Medford. No information beyond what is reported in the BC ARIS reports is known, therefore no information on collar surveys, downhole testing methods, logging procedures, sampling methodology, or geological controls, etc. is available. G&D Diamond Drilling and Phil’s Diamond drilling are both referenced in the 1985 report as drilling contractors. Additionally, it is reported that three (3) holes were drilled in 1986, however no information on hole azimuths, depths or results is available.

In general core recovery was reported to be good, typically over 90%. Core logging was completed by hand field logs (R.J. Robinson) for all holes.

Finally, it appears that as many as 19 of the 50 holes may have been collared in locations now located off the Silverknife claims. Before an accurate assessment of this can be made a detailed survey of each of the drill collars and claim boundary will have to be made. However, the from the author’s compilation work it appears that the drillholes designated with an (*) in Table 10-1 are located off Silverknife Property tenure.

16.0      RESOURCE ESTIMATE

No resource estimation of any kind has been undertaken for the Silverknife Project, nor is such work deemed possible at this point. Before any such work can be contemplated significantly more drilling would be required as would a detailed survey, reconciliation and verification of all historic drillholes. No work on proposed mining methods or mineral processing has been undertaken as of yet as an economic deposit remains to be identified.

18.0      INTERPRETATIONS AND CONCLUSIONS

The Silverknife Property lies in a well mineralized and historically and currently important precious and base metals exploration intensive region. The Silverknife Property hosts a known historic prospect (the Silverknife Prospect) with defined Ag-Pb-Zn mineralization within only two (2) km of Silvercorp’s active Silvertip Ag-Pb-Zn deposit. The Silverknife Property represents a prospective target for economic occurrences of precious and base metals genetically related to the Silvertip deposit.

The Silverknife mineralization identified to date represents a Ag-Zn-Pb mineralization occurring stratigraphically lower in than Silvertip deposit of Silvercorp Metals Inc., located approximately one (1) kilometre east of the Property boundary. Silvercorp has issued public statements indicating that “A work program has been proposed to address the potential for discovery of high tonnage mineralization adjacent and peripheral to the known resource at Silvertip. Based on the carbonate replacement deposit model, the exploration program will search for both additional manto-style deposits and the high tonnage feeder zones for these mantos as well as the proximal copper gold skarn mineralization. These additional deposits may be found below, adjacent to or well removed from the known mineralization as a result of the primary emplacement ‘plumbing system’ or due to subsequent tectonic events including thrusting and folding that may have displaced the mantos from their source terrain.”(Cullen, 2010)

The Silverknife mineralization represents a zone of known Ag-Zn-Pb mineralization distal to, and stratigrpahically lower than the Silvertip deposit and more proximate to the Cassiar Batholith (heat-source). The author believes the most relevant targets for mineral exploration on the Property are associated chimney-type feeder systems and mantos related to the Silvertip mineralizing event.

To date, there has been insufficient exploration work conducted to adequately define these potential targets and it is uncertain if such targets will be discovered.    However, the fact the mineralization has

been identified and overlaps onto the Silvertip property is a compelling reason to explore for additional zones of mineralization on the Silverknife Property.

The mineral exploration work conducted to date has been limited in scope and coverage, and hampered by a deep glacial overburden cover in the lower elevations of the Property. The issue of the Quaternary cover cannot be understated and necessitates the usage of modern geophysical (I.P.) means to more tightly constrain potential mineralization targets.

Before any additional mineral exploration is conducted it will be necessary to rectify the historic drill collar locations in relation to the Silverknife Property Boundary. At the present time there are discrepancies among the various Silverknife Property assessment reports with respect to the Property boundary and drill collars and while only a full legal survey of the Silverknife mineral claims would provide certainty, a more detailed GPS survey of the “Discovery Zone” drillout and blazed claim line/posts would clarify the issue greatly.

The emerging exploration camp of Silvercorp Metals Inc. Silvertip deposit represents a substantive change in the potential economics of the district, and owing the Property’s position immediately adjacent to (and within the same lithological package) as Silvertip, the active exploration project should be monitored and where practicable similar exploration styles applied to the Property as a whole. The advancing Silvertip Ag-Zn-Pb deposit represents an attractive exploration model to be applied to the under-explored Silverknife Property.

The mineral exploration programs (prospecting, geological, geochemical, geophysical and drilling) conducted on the Silverknife Property over the last 25+ years have served to define multiple targets of anomalous mineralization. No systematic full scale exploration program has been mounted on the Property, and as a result, the Property has yet to be completely tested. The sporadic exploration the Property has seen has not allowed for a Property-wide analysis incorporating all known data. Further, the work which has been conducted appears to have been hampered by small budgets and limited follow-up analyses or testing.

With current metal prices and the widespread inadequately detailed sulphide mineralization encountered and reported on the Project as well as the active exploration on the Silvertip property, the Silverknife Property warrants a Property-scale re-evaluation, data compilation, and a series of systematic exploration programs to properly identify a potential economic target.

The geochemical/geophysical anomalies defined on the Property, in the author’s opinion, were defined from programs of adequate sample density and extent and were appropriately sampled and documented. The results from these programs can, and should be utilized to guide future exploration campaigns on the Property. Follow up mineral exploration work on the Property is warranted and should be targeted toward the expansion of known mineralization (down dip and on-strike) and well as the identification of additional area of mineralization. To accomplish these goals, detailed, modern, geophysical techniques are recommended as is a systematic diamond drilling program.

As with any Canadian exploration project, care must be taken to conduct mineral exploration and extraction with all due environmental care and to the highest possible standards. The author does not view  this  as  a  flaw with  the  Project,  but  feels  particular  attention  should  be paid  to  environmental considerations on the Silverknife Property. It is recommended that at an early stage in the Project’s exploration program, baseline environmental sampling [especially water, stream silt Acid Rock Drainage (ARD) and Acid Base Accounting (ABA) sampling] be conducted to gain an understanding of the chemical character of this watershed and any potential mineral deposit therein.

Further, the author believes that early and consistent communication and dialogue with the local First Nation’s peoples is important with respect to this Project.

19.0   RECOMMENDATIONS

Before any substantive field work and/or mineral exploration programs are mounted on the Silverknife Project a more detailed compilation of all exploration data available on the Silverknife Mining Camp and the Silverknife Project itself should be undertaken. The data should be digitized into a useable form such as a GIS package. While this has begun to some extent with the authoring of this report, there is a great deal of Information which remains to be compiled from various unpublished sources (as well as additional published sources). In particular a more coherent database of the lithological units on the project should be compiled into a useable geological package complete with legend as well as all available structural data. A robust compilation of all germane data in the Silverknife Camp would greatly aid all future exploration work on the Silverknife Project.

Unfortunately, several highly prospective mineralized zones immediate to Silverknife Property are held under alternative ownership. The author recommends that close attention be paid to the mineral titles ownership of the immediate surrounding areas. The Property is completely surrounded by mineral titles held by Silvercorp Metals Inc. therefore it would be prudent to open communications with Silvercorp with respect to the Silverknife Property.

After the described desk study and data compilation program are completed, it is recommended by the author that the Silverknife Project should be explored by a staggered series of work programs designed to achieve the following exploration objectives:

    • Re-establish Property control (survey all drillholes) via GPS surveys;
    •  Systematic prospecting of the entirety of the Property and map in detail the limits of the overburden cover;
    • Conduct a full core recovery program (re-box, re-log, resample and re-stack ) all ore
    •  Ground based Geophysical assessment (I.P.) of the property following on high priority targets defined from historic drilling and anomalies;
    • Drill testing of the Discovery Zone by Diamond drilling.

Additionally, the author recommends environmental and “socio-economic” programs be undertaken contemporaneously to any exploration programs. These studies should focus on:

    •  Environmental baseline studies including water and stream silt sampling and ARD/ABA testing of mineralization and hostrock;
    • Identification and preliminary contact with the local First Nations;
    •  Identification and preliminary contact with the surface rights holders (logging companies?) toward access road use and working agreements;

    •    Identification and preliminary contact with local conservation groups and communities.

The author’s exploration recommendations are summarized below. It is recommended by the author’s that a series of exploration programs should be completed in the order presented below and conditional upon positive results from this Phase I of work, the Phase II recommendations should then be implemented:

PHASE I:

1.      Phase IA:   Systematic and Detailed Silverknife Camp Data Compilation and Digitization: A geologist adept at GIS compilation and familiar with the mineralization/geology of the Silverknife Camp should be employed to catalogue and digitize all available Information on the Silverknife Project. This data should be assembled into a single coherent GIS package which could be utilized to guide all future work on the Project. In particular a detailed geological basemap highlighting all known (ground-truthed) outcrop exposures and areas of anomalous geochemical signatures should be produced from this exercise. In addition, the geologist should garner a clear understanding of the identified mineralization within the Silverknife Camp and apply that knowledge to exploration planning on the Silverknife Property. A program budget of $6,000 and duration of ten (10) days are required for this phase, which could be done any time. No work permits would be required for this phase of work.

2.  Phase IB: Core Recovery Program: The collapsed core rack and failing core boxes in the central storage area should be patiently re-assembled. All identifiable core should be re-boxed and at that time re-logged and where deemed required, re-sampled. This program would require a patient geologist and team to effecitely recover this important data. A program budget of $22,770 and duration of ten (10) days are required for this phase, which could be done any time. No work permits would be required for this phase of work.

3  Phase IC: Ground Based Survey/Prospecting/Geological Survey Program: A ground based survey program focused on the detailed GPS surveying of all identifiable historic drillsite locations, roads, trails, legal corner posts and historic grids should be undertaken on the Discovery Zone and Property as a whole. Additionally, prospecting and exploration program consisting of continued grid based prospecting and mapping sampling should be undertaken over the extent of the Property. Specifically, mapping should concentrate on detailing the limit of the deep glacial cover on the Property and detailed descriptions of each of the lithological units exposed on the Property. A program budget of $47,190 would be necessary for this 20 day program and could be conducted between June and September. No work permits would be required for this phase of work.

4  Phase ID: Detailed Geophysical Survey: A Geophysical survey (Induced Polarization(I.P.)/VLF-EM Survey) should be conducted over and the Discovery Zone and immediate area with a focus on identifying the down strike extension of the known mineralization. The survey should be a conducted over a tightly spaced grid (50 metre spaced N-S lines with 25 m stations). A total of 15 line kilometres of IP survey should be budgeted for. A Notice of Work application to the B.C. Ministry of Energy, Mines and Petroleum Resources would be required which would entail the placement of a reclamation bond with the Government for this program. A program budget of $62,920and a 20 day period would be required for this phase and could be conducted between June and September.
5.  Phase IE: Diamond Drilling of Discovery Zone: An eight (8) hole, 1,000 metre drilling program should be conducted on the Discovery zone focused on testing the western (down dip) extension of the mineralized zones intersected to date as well as targeting high priority IP targets generated from Phase ID. At least two of these drill holes should be drilled to 300+ metres to test stratigraphy to depth and potential structural and lithological controls to mineralization (feeder zones) as well as to potentially locate the buried heat source. A Notice of Work application to the B.C. Ministry of Energy, Mines and Petroleum Resources would be required which would entail the placement of a reclamation bond with the Government for this program. A program budget of $225,000and a 30 day period would be required for this phase and could be conducted between June and September.

6.  Phase IE: Technical Report Update: A N.I. 43-101 Technical Report should be prepared after the completion of Phase 1. This would which take approximately 1 month to complete and cost an estimated about $15,000. Additionally, a report should be prepared and filed with the Provincial Government to apply the Phase I expenses to the Silverknife Property.

The aforementioned recommendations are expanded into a proposed budget for such activities below:

PHASE IA

Table 19-1: Silverknife Data GIS Compilation – PHASE IA
Work	Notes	Number	Cost	Work Cost
Research	Consultant	4 days	$600/day	$ 2,400
GIS Database	Consultant	6 days	$600/day	$ 3,600
Total	Including work from this report			$ 6,000

PHASE IB

Table 19-2: Core Recovery Program – PHASE IB
Work	Notes	Number	Cost	Work Cost
Core Recovery	Consultant	10 Days	$600/day	$ 6,000
Supervisor	Geologist	8 days	$700/day	$ 5,600
Consumables	Boxes/Bags/Etc	300/100	$10/box	$ 3,000
Assays		100 sampls	$25/sample	$ 2,500
Travel and Accom.	Vehicle/Hotel/ Food	$200/day/ person		$ 3,600
Total with 10% Contingency				$ 22,770

Table 19-3: Property Survey/Prospecting/Geological Mapping – PHASE IC
Work	Notes	Number	Cost	Work Cost
Prospecting/Survey	2 Prospectors	40 man days	$300/man day	$ 12,000
Geology Control	1 Geologist	20 days	$700/day	$ 14,000
Hotel + Expenses	Truck, Hotel, food	60 man days	$200/day	$ 12,000
Analyses	Soils, Rocks	100 samps	$25/sample	$ 2,500
Supplies/Consums.	Sampling equipment		$1,000	$ 1,000
Compilation	Consultant	2 days	$700/day	$ 1,400
Total with 10% Contingency				$ 47,190

Table 19-4: Detailed Geophysical Surveys – Phase ID
Work	Notes	Number	Cost	Work Cost
I.P.	Consultant	15 line km	$3,000/linekm	$ 45,000
VLF-EM	Consultant	15 line km	$ 200/linekm	$ 3,000
Mob/Demobilization	Consultant	2 days		$ 2,000
Hotel and Travel		$200/day/man	30 man days	$ 6,000
BC Notice of Work	Consultant	2 days	$600/day	$ 1,200
Totals w/ 10% contingency				$ 62,920

Table 19-5: Diamond Drilling Program– Phase IE
Work	Notes	Number	Cost	Work Cost
Diamond Drilling	Consultant	1,000 metres	$120 / metre	$ 120,000
Project Geologist	Consultant	20 days	$700 / day	$ 14,000
Mob/Demobilization	Consultant	2 days		$ 8,000
Core Samples	Assays	400 samples	$22 / sample	$ 8,800
Fuel	Diesel	40 barrels	$180/drum	$ 7,200
Hotel and Travel		$125/day/man	40 man days	$ 5,000
BC Notice of Work	Consultant	2 days	$600/day	$ 1,200
Sampling crew	Consultants	40 man days	$300/man/day	$ 12,000
Consumables	Bags, boxes, etc			$ 10,000

Totals w/ 10% contingency				$ 205,000

Table 19-6: Technical Report – Phase IF
Work	Notes	Number	Cost	Work Cost
Technical Report	Geologist	25 days	$700/day	$ 15,000
Totals				$ 15,000

PHASE I Totals (with contingency) equal $358,700.

Respectfully Submitted,

Paul D. Gray Geological Consultants

    “Paul D. Gray”
_______________________________________________
Paul D. Gray, P.Geo.

Dated this 4th Day of February, 2010

21.0      CERTIFICATE of author, date and signature page

Paul D. Gray, BSc. (Honours), P.Geo

I, Paul D. Gray, P. Geo., of 88   East 18th Avenue, Vancouver, British Columbia, V5V 1C9 do hereby certify that:

1.	I am a Consulting Geologist with Paul D. Gray Geological Consulting, of 350 - 580 Hornby Street, Vancouver, British Columbia, Canada, V5V 1C9

2.	I graduated with a Bachelor of Science degree in Earth Science from the Dalhousie University in 1997 and with an Honours Bachelor of Science degree in Earth Science from Dalhousie University in 2004.

3.	I am a member of the Association of Engineers and Geoscientists of British Columbia, Registered in the Province of British Columbia (APEGBC No. 29833).

4.
I have practiced my profession as a geologist for 15 years, working in British Columbia, the Yukon and Northwest Territories, the United States of America, Central America, South America, and Asia. In particular, I have worked as an exploration geologist with a focus on base metals and precious metals exploration in British Columbia and the Yukon Territory. In specific, I have worked on Lead-Zinc-Silver deposits in the Liard Mining Division (Robb Lake Deposit) and the Ecstall Belt of Northern British Columbia (Scotia Deposit). Additionally I have permitted, managed and geologically controlled mineral exploration programs in the Liard Mining Division throughout my career.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I authored the technical report titled “Technical Report on the Silverknife Property, British Columbia, Canada dated February 4, 2011” - the “Technical Report” and am responsible for all sections of this report.

7. I conducted a Property Inspection of the Silverknife Property on September 25-26, 2010.

8.	I have no prior involvement with Teryl Resources Corp., Reg Technologies Inc., or Minewest Silver & Gold Inc. (the “Owners”), nor the subject Property.

9.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Report, the omission of which would make the Report misleading.

10. I am independent of the Owners.

11.
I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form. As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all of the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by the Owners, including electronic publication on their websites accessible by the public.

Dated this 4th Day of February 2011

“Paul D. Gray”

_____________________________________________________
Paul D. Gray, P.Geo.

SCHEDULE H

No. SI 16898 VANCOUVER REGISTRY

THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE
BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

and

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
INVOLVING REG TECHNOLOGIES INC., ITS SHAREHOLDERS, and
MINEWEST SILVER & GOLD INC.

REG TECHNOLOGIES INC.
PETITIONER

NOTICE OF HEARING OF PETITION FOR FINAL ORDER

TAKE NOTICE that the Petition of Reg Technologies Inc. dated October 13, 2011 seeking the Final Order will be heard at the couithouse at 800 Smithe Street, Vancouver, British Columbia on the 18th day of November, 2011 at 9:45 am.

1           Date of hearing
☒       The petition is unopposed, by consent or without notice.
2           Duration of hearing
☒       The petition is unopposed and the time estimate of the Petitioner is 15 minutes.
3           Jurisdiction
☒       This matter is not within the jurisdiction of a master.

Date: October 17,2011	/s/ R. Michael Tourigny
Signature of R. Michael Tourigny
☐ petitioner ☒ lawyer for petitioners(s)

This Notice of Hearing of Petition for Final Order is filed by R. Michael Tourigny of the firm of McMillan LLP, solicitor for the Petitioner (File No. 62513-1), whose place of business and address for delivery is 1500-1055 West Georgia Street, P.O. Box 11117, Vancouver, B.C., V6E 4N7, Telephone (604) 689 9111; Fax (604) 685-7084.

4782198.1